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REGISTRANT'S NAME Reliance Industries Ltd

*CURRENT ADDRESS

PROCESSED JUN 08 2004 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3300 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/8/04

82-3300

AR/S
3-31-04

Reliance
Industries Limited

Annual Report 2003 - 2004



" If you can dream it, you can do it."

Dhirubhai H. Ambani
(28th December, 1932 - 6th July, 2002)
Reliance Group - Founder and Visionary

Page	Contents

Highlights – 2003-2004

Gross Turnover - Rs. 74,418 crore
(US$ 17,022 Million)

Gross Profit - Rs. 10,983 crore
(US$ 2,512 million)

Cash Profit - Rs. 9,197 crore
(US$ 2,104 million)

Net Profit - Rs. 5,160 crore
(US$ 1,180 million)

Compounded Annual Net Profit
Growth over 5 years - 17%

Total Assets - Rs. 71,157 crore
(US$ 16,277 million)

First Private Sector Company in India
to record a Net Profit of Over US$ 1 Billion

Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Anil D. Ambani
Vice Chairman & Managing Director

Nikhil R. Meswani
Executive Director

Hital R. Meswani
Executive Director

H.S. Kohli
Executive Director

Ramniklal H. Ambani

Mansingh L. Bhakta

T. Ramesh U. Pai

Yogendra P. Trivedi

Dr. D.V. Kapur

M.P. Modi

S. Venkitaramanan

Secretaries

Vinod M. Ambani
Surendra Pipara

Solicitors & Advocates

Kanga & Co.

Auditors

Chaturvedi & Shah, Member, Nexia International
Rajendra & Co.

International Accountants

Deloitte Haskins & Sells
Member – Deloitte Touche and
Tohmatsu (DTT)

Registered Office

3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021, India
Tel. Nos. +91-22-30325000
Fax No. +91-22-30322268
E-mail: investor_relations@ril.com
Website: www.ril.com

Bankers

ABN AMRO Bank
Allahabad Bank
Andhra Bank
Bank of America
Bank of Baroda
Bank of India
Bank of Maharashtra
Canara Bank
Central Bank of India
Citibank N.A.
Corporation Bank
Credit Lyonnais
Deutsche Bank
HDFC Bank
Hongkong Bank
ICICI Bank
IDBI Bank
Indian Bank
Indian Overseas Bank
Oriental Bank of Commerce
Punjab National Bank
State Bank of Hyderabad
State Bank of India
State Bank of Patiala
State Bank of Saurashtra
Standard Chartered Grindlays Bank
Syndicate Bank
Union Bank of India
Vijaya Bank

Manufacturing Facilities

Hazira Complex
Village Mora, Bhatha P.O.
Surat-Hazira Road
Surat - 394 510
Gujarat State, India.

Jamnagar Complex
Village Meghpar/Padana, Taluka Lalpur
District Jamnagar - 361 280
Gujarat State, India

Naroda Complex
103/106, Naroda Industrial Estate Naroda,
Ahmedabad - 382 320 Gujarat State, India

Patalganga Complex
B-4, Industrial Area,
Patalganga Off Bombay-Pune Road,
Near Panvel, District Raigad - 410 207,
Maharashtra State, India.

Registrar & Transfer Agents

Karvy Computershare Private Limited
46, Avenue 4, Street No.1, Banjara Hills
Hyderabad 500 034, India.
Tel. Nos. +91-40-23320666, 23320711,
23323031, 23323037
Fax No. +91-40-23323058
E-mail: rilinvestor@karvy.com
Webstie: www.karvy.com

Tulsiani Chambers
10th Floor, Nariman Point
Mumbai 400 021, India
Tel. Nos. +91-22-30325645/30325624
Fax No. +91-22-22855731

Notice

Notice is hereby given that the Thirtieth Annual General Meeting of the Members of RELIANCE INDUSTRIES LIMITED will be held on Thursday, the 24th day of June, 2004, at 11.00 a.m., at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020, to transact the following business:

Ordinary Business:

1. To consider and adopt the audited Balance Sheet as at 31st March, 2004, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To declare dividend on Equity Shares.
3. To appoint a Director in place of Shri M. L. Bhakta, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Dr. D.V. Kapur, who retires by rotation and being eligible, offers himself for re-appointment.
5. To appoint a Director in place of Shri M.P. Modi, who retires by rotation and being eligible, offers himself for re-appointment.
6. To appoint Messrs Chaturvedi & Shah, Chartered Accountants, and Messrs Rajendra & Co., Chartered Accountants, the retiring Auditors of the Company, as Joint Auditors, who shall hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.

By Order of the Board of Directors

Surendra Pipara
Joint Company Secretary

Mumbai
Dated: 29th April, 2004.

NOTES:

1. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty eight hours before the commencement of the meeting.**
2. Shareholders are requested to bring their copy of Annual Report to the Meeting.
3. Members/Proxies should fill the Attendance Slip for attending the meeting.
4. In case of Joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.
5. Members who hold shares in dematerialised form are requested to write their Client ID and DP ID numbers and those who hold shares in physical form are requested to write their Folio Number in the attendance slip for attending the meeting.
6. All documents referred to in the accompanying Notice are open for inspection at the Registered Office of the Company on all working days, except Saturdays between 11.00 a.m. and 1.00 p.m. upto the date of the Annual General Meeting.
7. (a) The Company has already notified closure of Register of Members and Transfer Books thereof from Saturday, the 22nd May, 2004 to Saturday, the 29th May, 2004 (both days inclusive) for determining the names of members eligible for dividend, if approved, on equity shares. In respect of shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

   (b) The dividend on Equity Shares, if declared at the Annual General Meeting, will be paid on or after 24th June, 2004.

   (c) Members may please note that the Dividend Warrants are payable at par at the designated branches of the Bank printed on reverse of the Dividend Warrant for an initial period of 3 months only. Thereafter, the Dividend Warrant on revalidation is payable only at limited centres/branches. The members are, therefore, advised to encash Dividend Warrants within the initial validity period.
8. (a) In order to provide protection against fraudulent encashment of the warrants, shareholders holding shares in physical form are requested to intimate the Company under the signature of the Sole/First joint holder, the following information to be incorporated on the Dividend Warrants:

   (i) Name of the Sole/First joint holder and the Folio Number.

   (ii) Particulars of Bank Account, viz.:

   (a) Name of the Bank

   (b) Name of Branch

   (c) Complete address of the Bank with Pin Code Number

   (d) Account type, whether Savings (SB) or Current Account (CA)

   (e) Bank Account number allotted by the Bank

   (b) Shareholders holding shares in electronic form may kindly note that their Bank Account details as furnished by their Depositories to the Company will be printed on their Dividend Warrants as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such shareholders for deletion of/change in such Bank details. Further, instructions, if any, already given by them in respect of shares held in physical form will not be automatically applicable to shares held in the electronic mode. **Shareholders who wish to change such Bank Account details are therefore requested to advise their Depository Participants about such change, with complete details of Bank Account.**

9. Shareholders are requested to note that pursuant to the approval granted by the Securities and Exchange Board of India, the license of the Registrar and Transfer Agents of the Company has been changed from Karvy Consultants Limited to Karvy Computershare Private Limited. Accordingly Karvy Computershare Private Limited, having their address at: 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad 500 034, are the Registrar and Transfer Agents of the Company.

10. Electronic Clearing Service (ECS) Facility

With respect to payment of dividend, the Company provides the facility of ECS to all shareholders, holding shares in electronic and physical forms, residing in the following cities:

Ahmedabad, Bangalore, Bhubhaneshwar, Chandigarh, Chennai, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Pune and Thiruvananthapuram.

Shareholders holding shares in the physical form who wish to avail ECS facility, may authorize the Company with their ECS mandate in the prescribed form, which can be downloaded from the Company's website (www.ril.com under the section 'Investor Relations') or can be obtained from the Registrar and Transfer Agents, M/s. Karvy Computershare Private Limited. Requests for payment of dividend through ECS for the year 2003-2004 should be lodged with M/s. Karvy Computershare Private Limited on or before 5th June, 2004.

11. The Company has already transferred all unclaimed dividends declared upto the financial year ended 31st March, 1995 to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978. Shareholders who have so far not claimed or collected their dividends up to the aforesaid financial year are requested to claim their dividend from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A" Wing, CBD-Belapur, Navi Mumbai - 400 614, Telephone (091) (022) 2757 6802, in the prescribed form which will be furnished on receipt of request by the Registrar and Transfer Agents, M/s. Karvy Computershare Private Limited.

12. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, dividend for the financial year ended 31st March, 1997 and thereafter, which remain unclaimed for a period of 7 years will be transferred by the Company to the **Investor Education and Protection Fund** (IEPF) established by the Central Government pursuant to Section 205C of the Companies Act, 1956. The Company has already transferred the unclaimed dividend for the year ended 31st March, 1996 to the IEPF.

Information in respect of such unclaimed dividend when due for transfer to the said Fund is given below:-

Financial year ended	Date of declaration of Dividend	Last date for claiming unpaid Dividend	Due date for transfer to IEP Fund
31.03.1997	26.06.1997	25.06.2004	23.07.2004
31.03.1998	26.06.1998	25.06.2005	25.07.2005
31.03.1999	24.06.1999	23.06.2006	21.07.2006
31.03.2000	30.03.2000	29.03.2007	27.04.2007
31.03.2001	15.06.2001	14.06.2008	14.07.2008
31.03.2002	31.10.2002	30.10.2009	27.11.2009
31.03.2003	16.06.2003	15.06.2010	15.07.2010

Shareholders who have not so far encashed the dividend warrant(s) are requested to seek issue of duplicate warrant(s) by writing to the Company's Registrar and Transfer Agents, M/s. Karvy Computershare Private Limited immediately. **Shareholders are requested to note that no claims shall lie against the Company or the said Fund in respect of any amounts which were unclaimed and unpaid for a period of seven years from the dates that they first became due for payment and no payment shall be made in respect of any such claims.**

13. Non-Resident Indian Shareholders are requested to inform M/s. Karvy Computershare Private Limited immediately:

a) The change in the Residential status on return to India for permanent settlement.

b) The particulars of the Bank Account maintained in India with complete name, branch, account type, account number and address of the Bank, if not furnished earlier.

14. Corporate Members intending to send their authorised representatives are requested to send a duly certified copy of the Board Resolution authorising their representatives to attend and vote at the Annual General Meeting.

15. Consequent upon the introduction of Section 109A of the Companies Act, 1956, shareholders are entitled to make nomination in respect of shares held by them in physical form. Shareholders desirous of making nominations are requested to send their requests in Form 2B (which will be made available on request) to the Registrar and Transfer Agents, M/s. Karvy Computershare Private Limited. The said Form 2B can also be downloaded from the Company's web site www.ril.com.

16. **Re-appointment of Directors:**

At the ensuing Annual General Meeting, Shri M.L. Bhakta, Dr. D.V. Kapur and Shri M.P. Modi, retire by rotation and being eligible offer themselves for re-appointment. The information or details pertaining to these Directors to be provided in terms of Clause 49 of the Listing Agreement with the Stock Exchanges are furnished in the statement on Corporate Governance published in this Annual Report.

Letter to Shareholders

Dear fellow Reliance shareowners,

The year 2003-04 was another turbulent year for the global economy. Hostilities in the Middle East, and the spread of the deadly SARS epidemic in China and the Asia Pacific region, contributed to increased economic uncertainty, particularly during the first half of the year. Towards the end of the year, rising crude prices, fears of a slowdown in China, and the likelihood of higher global interest rates, added to concerns on the general outlook for businesses worldwide.

Reflecting its new confidence, India stood out in this volatile environment as a beacon of hope, growth and prosperity. GDP growth accelerated to 8.1 per cent. The Indian rupee appreciated 8 per cent in value against the US Dollar. Interest rates remained at historic lows. Our foreign exchange reserves increased to US$ 113 billion as on March 31, 2004 – the 6th highest in the world, and ahead of even developed countries like the UK, Canada and Italy.

For Reliance, 2003-04 proved to be another landmark year.

Reinforcing its leadership, and setting new milestones of growth, Reliance Industries became India's first private sector company to cross the US$ 1 billion mark in net profits.

- Reliance's net profit for the year was Rs 5,160 crore (US$ 1,180 million), the highest ever achieved in the private sector by any Indian company.
- We now rank among the top 150 companies in the world, in terms of net profits.

Reliance Industries' revenues for the year were Rs 74,418 crore (US$ 17,022 million).

Our cash profit was Rs 9,197 crore (US$ 2,104 million).

Reliance's exports were Rs 14,969 crore (US$ 3,424 million) during the year.

Reliance's market capitalisation was Rs 75,132 crore (US$ 17.2 billion), making it India's most valuable private sector company.

These glorious achievements are the result of the extraordinary vision and inspiration of our legendary founder, Dhirubhai Ambani. He taught Reliance to think big, and think world class in every respect. He accepted only excellence. He truly believed and practiced the philosophy - "Growth is Life."

We are committed to the continuing future growth of Reliance in line with his thinking, his principles, and his values.

Future Growth Opportunities

India is marching forward to meet its second tryst with destiny, to become an economic superpower.

Sustained domestic growth in the future will bring improvement in standards of living for over a billion Indians.

International markets are beckoning Indian corporations. Competitiveness of Indian products and services is well recognised the world over.

Global outsourcing of services to India from higher cost developed economies is leading to transfer of incomes on an unprecedented, and increasing, scale to millions of our people. *This will fuel the growth in domestic demand and consumption on a sustained basis.*

These exciting developments translate into immense opportunity for Reliance.

We have major interests in both, the manufacturing and services sectors, which will be contributing to India's sustained economic growth.

The existing scale of our operations, our demonstrated project execution and management capabilities, our strong cash flows, and our unique reservoir of human and intellectual capital, have created an unparalleled platform to pursue future growth.

We are committed to growing, and enhancing our *leadership in, each of our businesses, thereby contributing* to the economic development of the country.

Our Future Investments

Our major investments in the future are being made in the energy chain, and the information and communications business.

We are India's largest private sector player in the upstream oil and gas exploration and production sector. In the year 2002, we discovered natural gas in the very first exploration well drilled in the deep-water exploration block KG-D6 in the Krishna-Godavari basin, off Andhra Pradesh coast.

The in-place reserves have been estimated at 14 trillion cubic feet of gas, based on the initial 8 wells drilled in the *first exploratory drilling campaign, adequate to produce upto* 60 million cubic meters of gas per day.

During the year 2003-04, we have commenced the second exploratory drilling campaign in the KG-D6 block. Two wells have been drilled during the year, and both wells have struck gas. The extent of discovery from these two wells is being ascertained.

We will be making substantial investments over the next few years, to develop these significant finds, and bring gas *to energy deficit customers across the country.*



Reliance's Major Products and Brands

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Exploration & Production (Petroleum)	Crude Oil and Natural Gas		Refining, power, fertilisers, petrochemicals and other industries	
Refining	Liquefied Petroleum Gas (LPG)	Reliance Gas	Domestic and industrial fuel	
	Propylene		Feedstock for polypropylene	
	Naphtha		Feedstock for petrochemicals such as ethylene, propylene & fertilisers, etc. and as fuel in power plants	
	Gasoline		Transport fuel	
	Jet / Aviation Turbine Fuel / Superior Kerosene Oil		Aviation & domestic fuels	
	High Speed Diesel		Transport fuel	
	Sulfur		Feedstock for fertilisers, pharmaceuticals	
	Petroleum Coke		Fuel for power plants and cement plants	
Polymers				
Repol	Polypropylene (PP)	REPOL	Woven sacks for cement, foodgrains, sugar, fertilisers; leno bags for fruits & vegetables; TQ & BOPP films and containers for packaging textiles, processed food, FMCG; office stationary; components for automobile and consumer durables; moulded furniture & luggage; houseware; geotextiles; fibres for socks, sports wear; soft luggage	Dow-UCC, USA
Relene	High Density Polyethylene (HDPE)	RELENE	Woven sacks; raschel bags for fruits & vegetables; containers for packaging edible oil, processed food, FMCG, lubricants, detergents, chemicals, pesticides; industrial crates & containers; carrier bags; houseware; ropes & twines; pipes for water supply, irrigation; process industry & telecom	Novacor, Canada
Reclair	Linear Low Density Polyethylene (LLDPE)	RECLAIR	Films for packaging milk, edible oil, salt, processed food; rotomoulded containers for storage of water; chemical storage and general purpose tanks; protective films and pipes for agriculture; cable sheathing; lids & caps; masterbatches	Novacor, Canada
Reon	Polyvinyl Chloride (PVC)	REON	Pipes & fittings; door & window profiles; insulation & sheathing for wire & cables; rigid bottles & containers for packaging applications; footwear; flooring, partitions, roofing; I.V. fluid & blood bags	Geon Company, USA
Relpipe	Poly-Olefin (HDPE & PP) Pipes	RELPIPE	Irrigation, water supply, drainage, industrial effluents, telecom cable ducts, gas distribution	
Chemicals				
Relab	Linear Alkyl Benzene (LAB)	RELAB	Detergents	UOP, USA
Acrylic				
Recrylon	Wet spun acrylic fibre	RECRYLON	Hosiery, dress material, blanket, carpet & furnishing fabric	Asahi, Japan
Recrylic	Dry spun acrylic fibre	RECRYLIC	Shawl, sportswear, sock, hosiery & upholstery	DuPont, USA

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Polyester				
Recron	Texturised Yarn Twisted/Dyed Yarn Staple Fibre Filament Yarn	Recron™	Apparel, home textile, industrial sewing thread, automotive upholstery	E.I. DuPont, USA Zimmer, Germany Barmag, Germany Toray, Japan Murata, Japan ICI, UK Rieter, Switzerland
Recron Stretch	Stretch Yarn	Recron™ Stretch	Blouse material, denim, shirting, suiting, dress material, T-shirt, sportswear, swimwear	
Recron Cotluk	Cotton Look, Cotton Feel Yarn	Recron™ Cotluk	Dress material, shirting, suiting, furnishing fabric, curtain, bed sheet	
Recron Dyefast	Easy Dyeable Yarn	Recron™ Dyefast	Ladies outerwear, feather yarn for knitted cardigan, decorative fabric & home furnishing	
Recron Superblack	Dope Dyed Staple Fibre	Recron™ Superblack	Apparel, automotive, non-woven & interlining	
Recron Superdye	Cationic Dyeable Staple Fibre	Recron™ Superdye	Woven & knitted apparel, furnishing & home textile	
Recron Fibrefill	Fibrefill	Recron™ Fibrefill	Pillow, cushion, quilt, mattress, non-woven, furniture, toy	E.I. DuPont, USA.
Recron 3S	Secondary Reinforcement Product	Recron™ 3s	Construction industry (concrete/mortar), asbestos cement (sheet & pipe), paper industry (conventional & speciality), battery industry	
Recron Certified	Certified Sleep Products	Recron™ Certified	India's first certified Pillows, Cushions & Bedcovers, made as per the quality norms and inputs specified by Reliance	
Relpet	Polyethylene Terephthalate (PET)	relpet relpet plus	Packaging-water, soft drinks, beverages, confectionary, pharmaceutical, agro-chemical, food products	E.I. DuPont, USA Sinco, Italy
Fibre Intermediates	Paraxylene (PX) Purified Terephthalic Acid (PTA) Mono Ethylene Glycol (MEG)		Raw material - PTA Raw material - Polyester Raw material - Polyester	UOP, USA ICI, UK /DuPont ABB Lummus Crest Netherlands (Shell Process)
Textiles				
Vimal	Suitings, Shirtings, Dress material, Sarees	VIMAL® A Reliance Product	Fabrics	
Harmony	Furnishing fabrics, Day curtains, Automotive upholstery	Harmony	Furnishings, home textiles	
RueRel	Suitings	Vimal RueRel	Fabrics	
V2	Ready-to-stitch, Take away fabric	V2	Fabrics	
Reance	Readymade Garments		Suits, shirts & trousers	

Product Flow Chart



Offshore
Oil & Gas Production
Jamnagar Complex
Refining
LPG
MS
ATF
HSD
Coke
Sulfur
Fuel Oil
Naphtha/NGL
Kerosene
Hazira Complex
PP (1)
Propylene (1)
Ethylene
Butene-1
VCM
EDC
EO
PVC
DEG
MEG
TEG
HDPE/LLDPE
Patalganga Complex
PX (1)
NP
Acetic Acid
PTA (2)
LAB
Existing Products
Purchased Raw Materials
Partly Purchased Raw Material
PET (3)
Polyester Chips
PFY (2)
PSF (2)
Naroda Complex
Texturised/
Twisted Dyed Yarn
Spun Yarn
Wool Viscose
Silk Linen
Fabrics

(1) Plant also under operation at Jamnagar Complex (2) Plant also under operation at Hazira Complex (3) Plant operational at Hazira Complex.

Abbreviation	Full Name	Abbreviation	Full Name	Abbreviation	Full Name
ATF	Aviation turbine fuel	LLDPE	Linear low density polyethylene	PP	Polypropylene
DEG	Di-ethylene glycol	MEG	Mono-ethylene glycol	PSF	Polyester staple fibre
EDC	Ethylene di-chloride	MS	Motor spirit	PTA	Purified terephthalic acid
EO	Ethylene oxide	NGL	Natural gas liquid	PVC	Polyvinyl chloride
HDPE	High density polyethylene	NP	Normal paraffin	PX	Paraxylene
HSD	High speed diesel	PET	Polyethylene terephthalate	TEG	Tri-ethylene glycol
LAB	Linear alkyl benzene	PFY	Polyester filament yarn	VCM	Vinyl chloride monomer

Management Discussion and Analysis

Forward-Looking Statements

This report contains forward-looking statements, which may be identified by their use of words like 'plans', 'expects', 'will', 'anticipates', 'believes', 'intends', 'projects', 'estimates' or other words of similar meaning. All statements that address expectations or projections about the future, including but not limited to statements about the Company's strategy for growth, product development, market position, expenditures, and financial results, are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events. The Company cannot guarantee that these assumptions and expectations are accurate or will be realised. The Company's actual results, performance or achievements could thus differ materially from those projected in any such forward-looking statements. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent developments, information or events.

Overall Review

Continued Leadership as India's No. 1 business group

During the year, Reliance scaled new peaks and set several new records at the corporate, and the group level. Reliance continued to enjoy its position as the largest business group in India, on all major financial parameters, including sales, profits, net worth and assets.

First Indian private sector company to record Net Profit over US$ 1 billion

During the year, Reliance scaled a unique milestone of becoming the first Indian private sector company to record a net profit of over US$ 1 billion. Reliance's net profit for the year ended March 31, 2004 was Rs. 5,160 crore (US$ 1,180 million), an increase of 26 per cent.

Contribution to Indian Economy

Reliance enjoys a pre-eminent position in India's economy, with group revenues equivalent to about 3.5 per cent of India's GDP. The group's leadership position in India is also reflected in its all round contribution to the national economy.

The group contributes:

- Over 6 per cent of India's total exports
- Nearly 10 per cent of the Government of India's indirect tax revenues

RIL alone accounts for:

- 17 per cent of the total profits of the private sector in India
- 7 per cent of the profits of the entire corporate sector in India
- 6 per cent of the total market capitalisation in India
- Weightage of 13 per cent in the BSE Sensex
- Weightage of 10 per cent in the Nifty Index

One out of every four investors in India is a Reliance shareholder.

Export Performance

Reliance maintained its position as India's largest exporter, reflecting its global competitiveness and the international quality of its products. Reliance's products worth US$ 3,424 million (Rs. 14,969 crore) were exported during the year, accounting for 20 per cent of its gross turnover.

Leadership rankings in all major businesses

Reliance enjoys global leadership rankings in all its major businesses.

- Reliance is India's largest private sector E&P player with nearly 300,000 sq kms of awarded exploration acreage, in 30 domestic offshore and onshore, deep and shallow water blocks. This is in addition to its two producing blocks (Panna-Mukta and Tapti) in India, and one exploration block in Yemen.
- Reliance's refinery at Jamnagar, which accounts for 28 per cent of India's refining capacity, is the world's largest grassroots refinery, and the 3rd largest refinery at any single location.

Reliance is also the world's:

- 2nd largest producer of polyester fibre and yarn
- 3rd largest producer of paraxylene (PX)
- 5th largest producer of purified terepthalic acid (PTA), and
- 7th largest producer of polypropylene (PP)

In India, Reliance enjoys leading market shares for all its major businesses. Reliance has a market share of 50 per cent in polyester, 47 per cent in polymers and 78 per cent in fibre intermediates.

Operating Environment and Performance

During the year, geo-political tensions continued to dampen the business sentiment in various regions across the world. The deadly SARS epidemic added to uncertainties, and dented the economic environment during the first half, especially in China and the Asia-Pacific region. However, during the second half of the year, petrochemical prices improved, and there were clear signals of the business entering into an upcycle.

The year under review was characterised by sustained high crude oil prices, leading to increased feedstock prices. Reliance's ability to maintain its cash flows and profits in this uncertain environment reflects the global competitiveness of its operations; its leadership in domestic markets, and a healthy presence in export markets.

Reliance's extensive marketing and distribution network, international product quality, product development efforts, strong customer bonding, and competitive pricing approach have ensured that imports into the country for Reliance's products have remained at marginal levels.

During the year, Reliance's major petrochemical plants operated at 101 per cent capacity utilization, and the refinery achieved an utilisation rate of 109 per cent. Reliance's total production volume of oil and gas and petrochemicals, including toll conversion, touched 12.4 million tonnes, an increase of 4 per cent compared to the previous year.

Reliance's refinery processed 29.6 million tonnes of crude oil during the year.

Reliance produced 353,000 tonnes of crude oil and 787,000 MTOE of gas.

Financial Review

Reliance's gross turnover for the year ended March 31, 2004 increased to Rs. 74,418 crore (US$ 17,022 million), compared to Rs. 65,061 crore in the previous year, registering growth of 14 per cent.

Gross turnover includes inter-divisional transfers of Rs. 18,171 crore (US$ 4,156 million), compared to Rs. 14,965 crore last year.

Domestic sales accounted for 80 per cent of gross turnover. Manufactured exports, including deemed exports, increased to Rs. 14,969 crore (US$ 3,424 million), from Rs. 11,510 crore in the previous year.

Operating profit (PBDIT) increased 17 per cent to Rs. 10,983 crore (US$ 2,512 million) during the year, up from Rs. 9,366 crore in the previous year.

The Company's operating margin improved during the year to 13.4 per cent, against 12.9 per cent for the previous year, on account of:

- higher product selling prices;
- higher degree of integration and value addition;
- higher volumes;
- greater focus on speciality products;
- continued focus on costs, productivity and efficiency;

partially offset by

- higher crude prices and rupee appreciation.

Other income for the year stood at Rs. 1,138 crore (US$ 260 million), mainly representing interest income and income from preference shares.

Interest expenditure decreased 8 per cent to Rs. 1,435 crore (US$ 328 million), due to repayment / pre-payment / refinancing of higher cost long term debts and continuing prudent financial and cash flow management.

Depreciation was Rs. 3,247 crore (US$ 743 million), compared to Rs. 2,837 crore for the previous year. The higher charge was in relation to normal capital expenditure and additions for refinery debottlenecking.

Reliance's corporate tax liability for the year was Rs. 351 crore (US$ 80 million), which was limited to the impact of the Minimum Alternative Tax (MAT). There was a deferred tax liability of Rs. 790 crore (US$ 181 million) for the year.

Cash profits increased 22 per cent to Rs. 9,197 crore (US$ 2,104 million), from Rs. 7,565 crore in the previous year.

Net profit for the year increased by 26 per cent to Rs. 5,160 crore (US$ 1,180 million), compared to Rs. 4,104 crore in the previous year.

The total paid up equity share capital stood at Rs. 1,396 crore (US$ 319 million).

Earnings Per Share (EPS) were Rs. 36.8 (US$ 0.84) and Cash Earnings Per Share (CEPS) were Rs. 65.7 (US$ 1.50).

A dividend of 52.50 per cent has been proposed, subject to the approval of shareholders. The dividend payout of Rs. 825 crore (US$ 189 million), including dividend tax, for the year, is the largest payout in the Indian private sector. The Company has consistently increased dividends for the past 12 years.

Capital expenditure during the year was Rs. 4,319 crore (US$ 988 million), primarily on account of normal capital expenditure, refinery debottlenecking, and oil & gas activities.

Total assets increased during the year to Rs. 71,157 crore (US$ 16,277 million).

Reliance contributed a total of Rs. 12,903 crore (US$ 2,951 million) to the national exchequer in the form of various taxes.

Reliance's operations have helped India save foreign exchange amounting to Rs. 26,134 crore (US$ 5,978 million).

Resources & Liquidity

Reliance continues to maintain its conservative financial profile, as reflected in both, its domestic and international ratings.

Reliance's long-term debt is rated 'AAA' from CRISIL, the highest rating awarded by the agency. FITCH Ratings India has also awarded 'Ind AAA' debt rating for the Company, indicating the highest credit quality.

Reliance's international debt carries ratings of BB from S&P, and Ba2 from Moody's. During the year, Moody's changed the outlook on RIL's debt ratings from negative to stable. S&P also revised its outlook on Reliance's foreign currency ratings from negative to stable.

Reliance's short-term debt programme is rated P1+ by CRISIL, the highest credit rating that may be assigned to this category of instruments.

Reliance's gross debt equity ratio, including long-term and short-term debt as on March 31, 2004, is a conservative 0.56, despite the increase in total assets to Rs. 71,157 crore (US$ 16,277 million).

The Company's long-term debt as on March 31, 2004 stood at Rs. 15,757 crore (US$ 3,604 million). Of this debt, 37 per cent represented foreign currency denominated debt.

Reliance's exports, and foreign exchange denominated oil and gas revenues provide a cover of more than 25 times its annual interest obligations on foreign currency denominated debt.

Reliance funds its long-term and project related financing requirements from a combination of internally generated cash flows and external sources.

Reliance had issued over US$ 1.3 billion (Rs. 6,000 crore) of debt securities in international capital markets since 1995, with maturities ranging from 7 years to 100 years.

Reliance bought back a total of US$ 21 million (Rs. 98 crore) of its offshore bonds during the year. The bonds were bought back partly through internal accruals.

Reliance has so far bought back and cancelled US$ 744 million (Rs. 3,532 crore) of its bonds, which represents about 57 per cent of the total issued.

The average final maturity of RIL's total long-term debt is nearly 6.5 years. The average final maturity of the Company's long-term foreign exchange debt is about 10 years.

Reliance continued to demonstrate flexibility and innovation to take advantage of declining interest rates in India. During the year, Reliance successfully refinanced rupee loans by issuing debt paper in the domestic market for Rs. 800 crore (US$ 178 million).

Reliance meets its working capital requirements through commercial rupee credit lines provided by a consortium of Indian and foreign banks. The credit lines are fixed annually and renewed on a quarterly basis. In addition, Reliance issues short term debt in the form of fixed and floating rate bonds / loans in Indian Rupees.

Reliance also undertakes liability management transactions and enters into other structured derivatives arrangements such as interest rate and currency swaps. This is practiced on an ongoing basis to reduce overall cost of debt and diversify liability mix.

RIL's current cash flow levels, for less than two years, are adequate to extinguish its entire net debt, reflecting its inherent financial strength and conservatism.

Business Review

Exploration & Production

Exploration

India's expected strong economic growth is likely to provide ample opportunities for growth in the primary energy sector.

India currently produces about 33 million tonnes of crude oil annually against the annual requirement of 115 million tonnes. The balance is imported, making crude oil India's single largest item of imports.

During 2003-04, India's oil import bill surged by 16 per cent to about US$ 20 billion (Rs. 93,500 crore), on account of increased demand for petroleum products in the country, and higher prices.

Gas consumption in India has been constrained due to the low availability of gas in the country. This is reflected by the share of gas at a meagre 8 per cent in the primary energy mix, as compared to the global average of around 24 per cent.

Currently, India produces about 80 million standard cubic meter of gas per day (MMSCMD), against the estimated demand of 151 MMSCMD, indicating a large demand-supply gap in the country. The demand for natural gas is expected to rise to 231 MMSCMD by 2006-07 as per the Government policy paper "Hydrocarbon Vision 2025".

This clearly brings out the huge demand supply gap in the domestic oil and gas industry. With the share of the private sector in domestic oil and natural gas production likely to grow, Reliance is poised to be the leading private sector player in the E&P industry.

RIL is the largest exploration acreage holder among the private sector companies in India, with 30 domestic exploration blocks covering an area of about 300,000 sq. kms. This is in addition to its interest in one exploration block in Yemen. In addition, Reliance also has 5 coal bed methane (CBM) blocks covering an area of 4,000 sq. kms.

12 exploration blocks were awarded under the first round of the New Exploration Licensing Policy (NELP-I) of the Government of India. In the second round, NELP II, Reliance won another 4 exploration blocks. Reliance has further been awarded 9 blocks under the third round of NELP, covering an area of 113,000 sq. kms. The Company has secured one block under the fourth round of NELP.

The Company and various partners, including ONGC Ltd. and Oil India Ltd., were awarded two exploration blocks prior to NELP. The Company has also acquired the operating rights of five exploration blocks from Tullow Oil plc, a UK company, subject to Government approval of assignment and transfer of operatorship. Three blocks have been relinquished as the expected deposits were found to be sub-economic.

During the year, Reliance acquired more than 25,000 line kms of 2D seismic data and more than 6,000 sq. kms. of 3D seismic data. Processing and interpretation of acquired data have been taken up in an accelerated manner.

In 2002, Reliance discovered natural gas in the very first exploration well it drilled in the deep-water exploration block KG-D6 in the Krishna-Godavari basin off Andhra Pradesh coast. The discovery was named "Dhirubhai". The in-place reserves are estimated at 14 trillion cubic feet of gas based on initial 8 wells drilled in the first exploratory drilling campaign.

During the year, Reliance commenced the second exploratory drilling campaign in the discovery block KG-DWN-98/3 in the Krishna Godavari Basin. Two wells have been drilled during the year and both the wells have struck gas. The extent of discovery is being ascertained.

The pre-development activities have also been taken up simultaneously, to bring the gas to energy-deficit consumers in the country. Reliance has also taken up exploration in the remaining area of the block to assess its full potential.

Some of the internationally reputed vendors who have been involved in the project are Schlumberger, Western Geco, PGS, Aker Kvaerner, Bechtel, Haliburton, Transocean, Baker Hughes, Weatherford, etc.

Reliance also has a 25 per cent interest (including 3.75 per cent carry) in an offshore exploration block in Yemen. Reliance has received encouraging results in this first overseas exploration venture. Based on three wells drilled in the block so far, Reliance's share of oil is estimated to be 70 million barrels.

Production

RIL has a 30 per cent participating interest in an unincorporated Joint Venture with British Gas and ONGC, for the proven Panna-Mukta and Tapti oil and gas fields. British Gas and ONGC own 30 and 40 per cent respectively.

Panna-Mukta fields currently produce over 26,000 bbl of crude oil per day, and about 3.5 MMSCMD of natural gas, while Tapti field produces about 5 MMSCMD of natural gas.

During the financial year, Reliance's share of production was 353,000 tonnes of crude oil and 787,000 tonnes oil equivalent of natural gas. This denotes a 5 per cent increase in production over the last year's level for the two fields put together.

The JV is taking steps for extending the plateau rate of the two fields.

Refining & Marketing

The FY 2003-04 was the second year after the dismantling of the Administered Pricing Mechanism (APM) beginning April 2002. Subsequent to the dismantling of APM, the prices of transportation fuels are to be market determined.

The subsidies on domestic LPG and public distribution system (PDS) Kerosene have been transferred to the Union Budget, and these are to be phased out in the next few years.

In October 2003, Government of India approved the Auto

Fuel Policy. As per the policy, Bharat Stage II and Euro III compliant fuel / vehicles will be introduced in the entire country by 1st April 2005 and 1st April 2010 respectively. In respect of eleven major cities, the applicable dates in relation to compliance with Bharat Stage II and Euro III have been moved forward to 1st April 2003 and 1st April 2005 respectively. In addition, it has been proposed that Euro IV compliant fuels will be introduced in these eleven cities from 1st April 2010 on an experimental basis. Reliance is well positioned to meet these increasingly tightening specifications with its world-class refinery configuration and its ability to meet the most stringent specifications.

The current refining capacity in India stands at 117 million tonnes per annum and with the exception of Reliance's refinery, all the refining capacity in India is in the public sector.

The marketing segment hitherto was dominated by the four Government owned companies – IOC, HPCL, BPCL and IBP. Pursuant to the Gazette Notification of 8th March 2002 authorizing companies investing or proposing to invest at least Rs. 2,000 crore in exploration, production, refining, pipelines or terminals, to market transportation fuels, five more companies – Essar, MRPL, Numaligarh, ONGC and Reliance have been granted marketing rights for transportation fuels. In addition, an in-principle approval has been granted to Shell India to set up retail outlets subject to fulfillment of certain conditions. The transportation fuel-marketing sector is thus poised for change, with slated entry of new state-of-the-art retailing practices, offering a wide variety of consumer choices and services.

The year under review witnessed various applications for setting up of petroleum product pipelines in response to the December 2002 Petroleum Product Pipeline Policy, which provides a mechanism for common carriage of petroleum products.

As per this policy, any company planning to lay a pipeline originating from a port, or a pipeline exceeding 300 kms in length originating from a refinery, must publish its intention and allow other interested companies to take capacity in the pipeline on a take-or-pay or other mutually agreed basis.

Companies laying new pipelines are required to provide at least 25 per cent extra capacity beyond that needed by themselves, for other users. The advantages of pipeline transportation over other modes are well proven, and in the developed countries, this mode accounts for over 60 per cent share of total products transported against only 30 per cent in India. With several proposed pipelines under the new policy, the share of pipelines in the transportation of petroleum products in India should see a quantum jump in the coming years.

During the year under review, crude oil prices remained firm and volatile throughout the year due to geo-political uncertainties in Iraq, unrest in Venezuela and Nigeria, and lower level of stocks in US.

Crude oil stocks in the US dropped below the 270 million barrel level, a level traditionally equated with minimum operating inventories, and were at their lowest level since 1975. Worldwide, the crude oil demand also increased to 78.4 million barrels per day during the calendar year 2003, compared to 77.0 million barrels per day during the corresponding period, registering a growth rate of 1.9 per cent.

The daily average price of Dubai crude oil for the year 2003-04 was US$ 27 per barrel and fluctuated between a minimum of US$ 22.56 per barrel to a maximum of US$ 32 per barrel. Similarly, WTI and Brent crude oil prices recorded a maximum of US$ 38.2 per barrel and US$ 35 per barrel respectively, and their daily average prices for the year under review were US$ 31.47 per barrel and US$ 29 per barrel respectively.

Refineries across all regions achieved higher gross margins compared to the previous year, due to the relative product prices strength over that of crude oil. The Singapore refinery margins for 2003-04 were US$ 4.0 per barrel, compared to US$ 2.2 per barrel during 2002-03.

For the first six months of the year under review, petroleum product consumption in India showed negative growth of about 1.8 per cent, but during the second half, registered a 5.1 per cent growth. The domestic demand of petroleum products for the year as a whole was 107.7 million tonnes, against 104.1 million tonnes, showing year on year growth of 3.4 per cent compared to 3.2 per cent in the previous year.

High speed diesel (HSD), which accounts for nearly 40 per cent of the total demand for petroleum products, showed a negative growth of 3.7 per cent in the first half, but a positive growth of 6.5 per cent in the second half, thus registering an overall growth of 1.5 per cent.

LPG continued to maintain its double-digit growth rate, and during the year achieved a growth rate of 11.4 per cent, with consumption for the year reaching 9.3 million tonnes.

The motor spirit (MS) growth rate slowed down, and during the year registered a demand growth rate of 4.8 per cent, compared to demand growth rate of 8.0 per cent during the corresponding previous period.

Aviation fuel demand increased by 10.1 per cent compared to 0.4 per cent during the previous year. Naphtha and Kerosene consumption declined 1.4 per cent and 2.0 per cent respectively.

During the year, Reliance's refinery took its second planned shutdown of certain units, since it began commercial operations in April 2000. This opportunity was also utilised to complete the final phase of Yield and Quality improvement program, which will enable the refinery to gain further flexibility in processing still wider varieties of crude oils, capture product quality premiums in the international markets, and operate at increased capacity.

As a part of the program, the refinery was further de-bottlenecked and capacity was enhanced to 660,000 barrels per day of crude processing capacity. Reliance's Jamnagar refinery is now the 3rd largest refinery in the world at any single location.

The refinery recorded 109 per cent capacity utilization based on the original nameplate design capacity of 27 MMTPA for the period under review. The refinery processed 29.6 million tons of crude during the period under review. This capacity utilisation compares favourably with the utilisation rates for other refineries, both in India and abroad, at 91 per cent for North America, 87 per cent for Europe, and 88 per cent for Asia-Pacific region. The full impact of the increased capacity is expected to be reflected from FY 2004-05 onwards.

During the year, the refinery was ranked best in Shell's Benchmarking for the third consecutive year in 'Energy and

Loss' performance from amongst 50 refineries worldwide. Reliance's refinery has consistently lowered "Corrected Energy and Loss Index" (CEL) during the past 3 years, decreasing from 95.6 CEL Index in 2000 to 88.7 CEL Index during the current year. The lowest CEL Index shows reduction in energy loss and places Reliance as the world leader in energy performance. Reliance's performance in Shell's Benchmarking was also at No.1 in Operating Cost, Manpower Cost, Maintenance Cost and Plant Utilisation.

Reliance was also ranked No.1 in 'Energy Performance' amongst large complex group refineries in the Asia-Pacific region, in the Solomon Benchmarking. The Energy Intensity Index (EII) of Reliance's refinery was the best at 64, among large and complex group refineries in the Asia-Pacific region. Reliance's performance in Solomon Benchmarking was also at No.1 in Personnel Cost Index, Maintenance Index, Cash Operating Expense, Net Cash Margin and Return on Investment amongst 71 refineries in the Asia-Pacific region.

Reliance exported 7.61 million tonnes of refining products to more than 20 countries across the globe. Reliance has sold about 55 per cent of its refinery production to domestic markets during the year, of which 72 per cent was to public sector companies. Reliance's captive consumption accounted for about 20 per cent of the total production.

The Government of India had invited Expression of Interest (EOI) for the divestment through strategic sale of its stake in Hindustan Petroleum Corporation Limited (HPCL), an integrated Refining and Marketing company. Reliance had submitted its EOI and was short-listed to carry out the due diligence exercise. Before the completion of this exercise, the process was put on hold due to a Supreme Court judgment that the said process has to be first approved by the Parliament.

In the meanwhile, the work on setting up of retail outlets at various locations continues as planned. Reliance already has the necessary approvals for setting up 5,849 retail outlets in India.

Reliance has so far commissioned 11 outlets. During 2004-05, Reliance is expected to set up upto 2,000 retail outlets on a nation-wide basis. With phased completion of the setting up of various retail outlets, Reliance will have a significant presence in retail marketing of transportation fuels across the country.

Reliance expects to bring about a major shift in the retailing of transportation fuels. These retail outlets would have state-of-the-art supply chain management and fleet management systems. This will leverage Reliance Infocomm's information technology and communications infrastructure.

Petrochemicals

Polymers (PE, PP and PVC)

Polymer consumption in India remains among the lowest in the world at 4 kg per person per year, which is much below the consumption levels in developed countries like USA / Europe (~ 100 kg). Within the region too, India's consumption is very low compared to China (23 kg), ASEAN countries (17 kg) and a world average of 25 kg.

Based on domestic and global economic revival and robust growth in end-use sectors, polymer sector demand growth in India during the year was a healthy 12 per cent. RIL maintained its leadership position, with a market share of 47 per cent, and a combined market share of 69 per cent along with IPCL.

(RIL's production in tonnes)

	2001-02	2002-03	2003-04
Polymers	1,702,000	1,769,000	1,859,000

Polyethylene (PE)

Global demand for PE increased by 5 per cent to 58 million tonnes in 2003. Global operating rates were approximately 87 per cent, an increase of 2 per cent due to strong demand. Film and Sheet remained the largest end use segment of PE globally, representing 50 per cent of total PE consumption. Domestic demand for PE increased by 14 per cent during the year to 1.51 million tonnes.

The operating rate of Reliance's PE Plants was 104 per cent during the year. RIL and IPCL together maintained a domestic market share of 54 per cent in PE.

Global PE prices started recovering towards the beginning of third quarter due to higher ethylene prices and strong PE demand. This enabled Reliance to secure better margins and higher sales realisations due to optimised grade mix and feedstock integration between Reliance and IPCL facilities.

The wide gap between Indian and global per capita consumption illustrates the significant growth opportunities for Indian PE Industry. As regions such as South East Asia, China and the Indian subcontinent move towards a more consumer based economy, PE usage should increase. Changes in tariff rates under WTO regulations, coupled with preferential tariff arrangements between various bilateral trade blocks, will influence PE resin trade flow in Asia.

Robust domestic demand is forecast for the next year on the back of strong economic growth. Significant opportunities exist in micro irrigation applications, pressure pipes for water and gas distribution and high-end lubricant and pesticide packaging. Reliance will focus on consolidating its presence in speciality grades and leverage its strength as a single window supplier of all PE products.

Polypropylene (PP)

In 2003, global polypropylene consumption grew by 3 per cent from an average level of 5.5 per cent. However, with global economic recovery, it is estimated to grow by 6.2 per cent in 2004.

During 2003-04, the domestic PP demand grew by 9 per cent in spite of higher polymer prices. PP prices were strong in the second half of 2003, resulting in improved realisations in domestic as well as export markets. Export volume for PP increased by 30 per cent year on year. All the plants operated above the rated capacities during the year.

The combined capacities of IPCL and RIL have made Reliance the 7th largest PP producer in the world with a share of 3.6 per cent of global PP capacity. The buoyant domestic economy, the Golden Quadrilateral project and increased export demand for end products has led to higher usage of speciality grades in sectors such as automotive, appliances, infrastructure and packaging.

The industry is poised to grow at the rate of 9 per cent and the domestic consumption is forecast at 1.2 million tonnes during 2004-05. Automotive, appliances, geo-textiles, and packaging sectors will mainly drive demand growth. Exports will be driven primarily by increased demand from China and South East Asian countries.

Poly Vinyl Chloride (PVC)

PVC consumption in India has registered a robust growth of 16 per cent in the current year to reach 900,000 tonnes per annum. However, this translates into per capita consumption of less than 1 kg per annum, compared to world average of 4.7 kg per annum, signifying the huge untapped potential. Global demand for PVC has reached 28 million tonnes, with operating rates reaching 86 per cent.

Demand for PVC in India primarily constitutes of pipes and fittings catering to irrigation and potable water distribution systems. The other significant markets for PVC are wires and cables, footwear and calendered products. Building and construction, globally a large outlet for PVC products, is yet to make significant contribution to the demand for PVC in India. Similarly, applications for sewerage and drainage systems are yet to take off in the country.

Driven by an upswing in global ethylene prices, prices for PVC, EDC and VCM started rising at the beginning of the second half of the fiscal year. This enabled Reliance to achieve better margins in this business, with prudent planning of EDC imports. Greater feedstock integration and optimised product mix across RIL and IPCL manufacturing sites also enabled Reliance to improve profitability.

The operating rate of Reliance's PVC plant was 109 per cent during the year.

The wide gap between global and Indian per capita consumption is indicative of significant growth opportunities in the domestic industry. Price levels are currently high, but demand is expected to show continued healthy growth in the coming years due to overall buoyancy in the Indian economy. Many new applications are being promoted replacing conventional materials like cast iron pipes, GI pipes, and wooden profiles in the construction field. Micro irrigation projects being aggressively promoted by government will also offer significant opportunities for PVC pipes. The significant planned investments to upgrade infrastructure will also help grow PVC demand in India.

Polyester (PFY, PSF and PET)

With the countdown to the year 2005 started, the textile industry in India and world over are finalising their strategies to face a quota free textile world. Technically, from January 1, 2005 any country can export textile products to any other country without any restriction. Historically, quotas were fixed by developed countries, which curtailed growth of exports from many countries including India.

Reliance, an integrated polyester producer, is well positioned to consolidate its position as the world's second largest polyester (fibre and yarn) producer, and benefit from the opportunities that lie ahead.

In an effort to help the Indian textile industry to renovate, Government had announced measures like tax reforms, loans on concessional interest rates, common infrastructure facilities etc. In line with the policy, this year also, the Government announced capital subsidy for upgradation of power looms, in addition to the textile upgradation fund sanctions in earlier years. Such measures will help the downstream industry to improve economies of scale with the latest state-of-the-art machines.

The Government has also announced initiatives to establish centers of excellence like apparel parks, weaving parks and processing parks in various textile hubs all over the country. In the interim budget, the special additional duty was removed, thereby reducing the cost of yarn to consumers. These measures are expected to increase consumption of fibre and yarn in general and polyester in particular.

The domestic demand for polyester increased from 1.6 million tonnes to 1.8 million tonnes during the year under review, an increase of 11 per cent over the previous year. Reliance continues to be the market leader and maintains an overall 50 per cent market share in polyester fibre and yarn.

During the year, Reliance's total production volume increased by 9 per cent to 925,000 tonnes. This was the first full year of operation of new capacities of 50,000 tonnes of filament yarn and 40,000 tonnes per year of staple fibre that were commissioned in the latter half of financial year 2002-03.

(Production in tonnes)

	2001-02	2002-03	2003-04
Polyester	812,000	851,000	925,000

During the year, Reliance entered into a strategic alliance with Bongaigaon Refinery & Petrochemicals Ltd. (BRPL), a subsidiary company of Indian Oil Corporation Ltd. The alliance covers the petrochemicals facilities of BRPL site at Dhaligaon, Assam consisting of 34,200 tonnes per annum of PSF capacity, together with 45,000 tonnes per annum of Dimethyl Terephthalate (DMT) capacity, which is used as feedstock for PSF production.

Under this alliance, Reliance is providing technical and manufacturing support for achieving both, full capacity utilisation and quality excellence. In addition, Reliance is responsible for marketing the entire output. Both the DMT and PSF plants of BRPL are now operating at full capacity. These additional volumes have helped to improve Reliance's market share, and assisted BRPL to utilise capacity, which was previously idle.

The Company commissioned a new state-of-the-art Reliance Technology Center (RTC) at Patalganga, near Mumbai in June, 2003. This world-class facility incorporates the latest polyester research equipment as well as pilot lines for high speed POY, FDY, PSF, bicomponent spinning and several unique polymerisation pilot plants.

Downstream pilot facilities include plants to simulate customers' operations in bottle processing, yarn texturing, weaving and poly-cotton spinning. These facilities will provide innovative polyester products in the years to come. Reliance also entered into a strategic R&D alliance with DuPont Polyester Technologies (now Invista Performance Technologies). The alliance will focus on developing innovative technologies for PET resin, polyester filament, and polyester staple fibre.

Teams from Reliance and IPCL have jointly modernised the existing acrylic staple fibre (ASF) capacities at IPCL Vadodara. Marketing of the output under the brand names of *Recrylic* and *Recrylon* in both domestic as well as overseas markets by Reliance has enabled IPCL plants to operate at full capacity.

Recrylic is ideal for manufacturing shawls, sports wear, socks, and hosiery. *Recrylon* is preferred for manufacturing hosiery, blankets, carpets, furnishing fabric, and dress materials, among other applications. Both fibres have superior moth resistant capabilities with low specific gravity and high bulk, which enables production of lightweight garments.

This year, the Reliance Testing Center at Coimbatore was accredited as per the latest version ISO/ IEC 17025. This version of accreditation covers both management as well as technical competence requirements of the laboratory. In the quota free regime, when only quality conscious mills will be preferred by overseas buyers, test reports from such accredited centers will help Reliance's customers in developing new businesses.

The Indian PET bottle resin market grew by 7.5 per cent to 86,000 tonnes even though the largest consumer, the carbonated soft drinks market, was stagnant. Reliance, with a market share of 52 per cent, is the largest player in India. During the year, Reliance received global approval from Coca Cola for *Relpet*, Reliance's brand of PET bottle grade resin.

Reliance also launched PET application laboratory for the development of innovative applications in PET bottle grade resin. The in-house R&D team developed special grade PET resin for hotfill and reheat applications. Packaging systems made out of these speciality grade resins can be used for filling hot liquids. PET capacity expansion from 80,000 tonnes per year to 300,000 tonnes per year is expected to be commissioned in the current financial year.

On the retail front, Reliance launched "Recron Certified" cushions on the back of a pillow launch, which was done last year. More such speciality and value added products are expected to be launched with the help of Reliance Technology Centre in the coming years. During the year, "Recron Certified" pillows became the leading brand in the branded pillow market. Currently, "Recron Certified" products are marketed through 3,000 retail outlets in over 350 towns in India.

Polyester Intermediates (PX, PTA, and MEG)

Reliance is the world's 3rd largest producer of paraxylene (PX), and largest producer of purified terepthalic acid (PTA) in India. In India, Reliance is the largest manufacturer of polyester intermediates with market share ranging from 70 to 100 per cent.

Reliance is the only producer of PX, while there are 2 PTA and 4 MEG producers in India. Out of 4 MEG producers, one remained closed during the year. Reliance's PTA and MEG plant utilisation rates were above 100 per cent.

Reliance's production volumes for fibre intermediates (PX, PTA and MEG) decreased by 2 per cent to 3.03 million tonnes in FY 2003-04, due to unforeseen shutdown of the paraxylene plant at Jamnagar during the first quarter. Over 50 per cent of the total production of fibre intermediates was captively consumed by RIL.

(Production in tonnes)

	2001-02	2002-03	2003-04
Polyester Intermediates	2,882,000	3,075,000	3,026,000

The future of fibre intermediates is directly linked to the growth of the polyester sector. Low per capita consumption of polyester in India offers excellent growth opportunities in the future. For instance, the per capita consumption of polyester in India is very low at 2.12 kg as compared to America - 7.01 kg, China - 8.09 kg, and global average of 5.5 kg.

Over the last few years, the growth in the polyester sector has emerged mainly from China and India. Polyester production is expected to grow by at least 6 to 7 per cent for the next 2-3 years.

New PTA capacity additions over the last few years have been fully absorbed in the market, in line with the requirements of polyester capacity additions. New capacities in PTA are being planned to cater to global polyester capacity expansions.

Petrochemicals Expansion Plans

Over the next 2-3 years, Reliance will be making significant investments in its core business of petrochemicals. Reliance will be adding over 2 million tonnes of additional capacities during this period. This includes increase in capacity of PTA by 532,000 tpa, POY by 310,000 tpa, PSF by 240,000 tpa, PP by 280,000 tpa, and aromatics by 481,000 tpa. Reliance will also set up a new Styrene plant with a capacity of 550,000 tpa.

Post these expansions, Reliance will become the world's largest producer of polyester fibre and yarn, and the 3rd largest producer of PTA.

Cracker Products

Ethylene and Propylene

Reliance operates one of the world's largest grassroots, multi-feed cracker at its Hazira petrochemicals complex. During the year, Reliance produced 1,195,000 tonnes of ethylene and propylene, registering a marginal growth of 0.8 per cent over the previous year.

(Production in tonnes)

	2001-02	2002-03	2003-04
Ethylene and Propylene	1,127,000	1,185,000	1,195,000

Reliance has announced plans to increase its cracker capacity by 33 per cent, to 1 million tonnes per year, through debottlenecking in phases.

The Company is in the process of implementing facilities for the extraction of Butadiene, a high value commodity intermediate (used mainly for synthetic rubbers) from its C4 stream.

Inter site synergy between the various RIL and IPCL locations were further optimised during the year to enhance values in both the companies. RIL Hazira provided a natural destination of the surplus monomers (ethylene) produced in IPCL. Other low value streams from IPCL gas crackers were also upgraded to their full commercial potential at Hazira cracker.

Aromatics

Production of Benzene, Toluene and other by-products was consistent with feedstock characteristics and were augmented with supplemental feedstocks from other sites.

Benzene production at 368,000 tonnes during the year

represented a 6 per cent increase. Reliance maintained its leadership in the domestic market with a share of over 66 per cent. During the year, Reliance exported nearly 75,000 tonnes of Benzene to Styrene manufacturers in South East Asia, Europe, and the US, which reflects the high acceptability of its product internationally.

Reliance's leadership position in domestic Toluene market was sustained with market share of over 60 per cent. The Hazira site registered an increase of Toluene production by 12 per cent, to 106,000 tonnes, achieved mainly through inter site integration.

LPG Business

Packed Business:

Since the start of "Reliance Gas" packed business in 1998, a customer base of over 9.0 lakh has been established in the states of Gujarat, Maharashtra, MP and Rajasthan. More than 65 per cent of these are in rural areas. The well-trained Reliance distribution network of 116 distributors and 5,100 distribution outlets are able to reach and service villages upto a population of 5,000.

During the year 2003-04, "Reliance Gas" sale was around 75,000 MT.

Bulk Business:

During the year 2003–04, RIL sold around 164,000 tonnes of LPG from its Hazira Cracker. Of this, 35,000 tonnes was sold to the manufacturing industry and 129,000 tonnes was sold to the bottler segment.

Around 20,000 tonnes of LPG was also sold from Patalganga unit to industries and bottlers.

(Sales in tonnes)

	2001-02	2002-03	2003-04
LPG	172,350	190,700	184,100

Chemicals

Reliance continues to be the largest manufacturer of Linear Alkyl Benzene (LAB), a detergent intermediate, in the country. The integration of activities with LAB business of IPCL initiated in the previous year enabled optimum use of manufacturing and marketing infrastructure, yielding substantial benefits to both companies during the year.

The total production of LAB and Normal Paraffin (NP) at Reliance during the year reached a record 246,600 tonnes, 6 per cent higher than the previous year's level. The domestic LAB market witnessed a 3 per cent growth during the year. The attractive value propositions currently being offered in the competitive downstream detergent industry are expected to boost detergent consumption in the country, and in turn improve the prospects for LAB demand growth in the coming year.

Reliance exported 27 per cent of LAB production (RELAB) during the year to countries in South East Asia, Middle East and Europe, retaining and expanding the customer base in these logistically convenient markets. The quality of RELAB is considered at par with the best in the international markets by our customer segment.

The feed-stock requirement of the LAB plant is fully met captively by the Normal Paraffin plant. Besides, Reliance offers three different grades of normal paraffins to suit the specific needs of the domestic Chlorinated Paraffin Wax industry. Some of these paraffins are also used in the speciality oil industry.

(Production in tonnes)

	2001-02	2002-03	2003-04
LAB and Normal Paraffin	232,500	233,200	246,600

Textiles

Reliance's Textile Complex at Naroda, Ahmedabad is one of India's largest and most modern textile complexes. Reliance's textile products are sold under the brand names of *Only Vimal,Harmony, Reance, RueRel, Slumberel and V2 (pre-cut, pre-packed products)*. Reliance's flagship brand, *ONLY VIMAL* is one of India's largest selling brands of premium textiles.

In a recently conducted survey by The Economic Times Brand Equity, *ONLY VIMAL* was voted as 'India's most trusted fabric brand'.

Reliance's premium product quality ensures a ready export market for its textile products. Reliance's premium textile products have found acceptance even in the most demanding markets in the developed economies of the West.

The Textile Division's in-house R&D developed many new products / processes such as flourescent shades on polyester fabrics, extended laundering colour-fast fabrics in dope dyed fibres, water and oil repellent finishes on Poly Wool and Lycra stretch fabrics, wash-fast, flame-retardant fabrics, etc. R&D efforts in future will be directed towards development of water-proof, weather colour-fast fabrics for outdoor application, Chintz finishes, stain repellent and stain release properties together, tri-blends fabrics etc.

It has been nine years since the inception of the Harmony Show. Hosted by Reliance's Textile Division, this show has over the years played a catalytic role in bringing young artists into the limelight, while honouring the country's great masters. The Harmony Show has succeeded in giving the art lover a truly wide representation of Indian art today.

Reinventing each year, the show in its ninth year added a new section – 'The Golden Light' to promote photographers from across the country, with a focus on Senior Citizens. Since its inception, the exhibition has gradually evolved into a social and corporate catalyst for art and is already considered one of the most happening events in contemporary art.

As a part of restructuring plan, the Textile Division announced a second VRS scheme. The VRS package offered to its staff and all category of workers resulted in participation by 1,289 people, with an outgo of approximately Rs. 38 crore. The scheme was completed amicably within a span of two weeks.

Opportunities

Reliance is one of the leading players in the Indian petrochemicals and refining sector. With the requisite financial strength and project execution capabilities, Reliance will continue to make investments in the upstream and the downstream energy and petroleum sector.

Reliance will participate in a major way in India to increase the availability of an indispensable commodity – energy. The strategy for upstream exploration and production business will be to identify and pursue all attractive opportunities, invest in projects that deliver superior returns, and maximize profitability of existing E&P operations. Reliance will capture the growth opportunities by capitalising growing natural gas and power markets in the country.

In the downstream petroleum sector, retail marketing of petroleum products provides a huge growth opportunity for Reliance in the future. Reliance is in the process of entering into retail marketing of transportation fuels by developing its own distribution and marketing infrastructure. Reliance has already started setting up of retail outlets at various locations across the country. This downstream integration combined with world-class retail value and customer experience will enhance long-term shareholder value.

Reliance will continue to maintain its leadership position in the Indian petrochemicals industry going forward. The demand for petrochemical products has grown in double digits for the past several years. The domestic demand for the next few years for polymers is forecast to be around 10 per cent supported by strong economic growth. Reliance will be expanding its capacities in the petrochemicals business by around 15-20 per cent over the next 3-4 years to capture this new demand.

The demonstrated global competitiveness and international quality of products, and its superior logistic capabilities, continuously provide the Company with new opportunities in domestic as well as international markets. Reliance will keep examining and pursuing these new opportunities for growth.

Reliance continues to participate in the attractive growth opportunities in the power and infocom sectors. Reliance's investments in Reliance Infocomm and Reliance Energy have the potential to generate significant value for shareholders, in the medium to long term.

Challenges

Reliance faces normal markets competition in all its businesses from Indian as well as international companies. Reliance's globally competitive cost positions and sound business strategies have enabled it to retain its leading market positions. Reliance has maintained its operating margins and consistently improved its financial performance through the cycles of commodities business. Reliance has consistently delivered superior value to its customers.

Reliance has a portfolio of about 300,000 sq. kms. of exploration acreage encompassing onshore and offshore, shallow and deep-water blocks. Reliance faces the challenge of undertaking a comprehensive development programme for some of these blocks. For accomplishing its objective in E&P business, Reliance has been working with the leading international technology and service providers for the development of the KG-D6 block where it discovered large gas reserves in the year 2002.

The government owned oil companies in India currently dominate the retail marketing of petroleum products. Following deregulation, Reliance has been granted the marketing rights to set up over 5,849 retail outlets across the country. Reliance will leverage its project execution skills and organisational strength in setting up the marketing network. Reliance will create state-of-the-art retail outlets, offering a wide variety of consumer choices and services, in the hitherto controlled marketing segment.

The import duty reduction on some of the products in the recent interim budget has marginal impact on Reliance's operations. However, Reliance will compete through its operational excellence, technical superiority, extensive marketing and distribution network, and deep customer relationship to maintain its unique position in the global marketplace.

Reliance endeavours to enhance its competitive advantage, through a process of continuous improvements, and by implementing appropriate business strategies.

Reliance's various businesses have grown significantly in size and scale in the recent years. Reliance's coherent business strategy and disciplined financial framework have provided stability and platform for growth in a volatile global environment.

Outlook

Currently, the petrochemicals and refining business account for nearly 97 per cent of Reliance's annual revenues. The outlook for margins and profitability for both these businesses depends on the overall global economic outlook, the global demand-supply scenario, and trends in feedstock and product prices. Reliance is one of the most profitable and fully integrated petrochemicals companies globally. Reliance is likely to benefit most from an upturn in the petrochemicals cycle, given its scale of operations and its globally competitive cost positions.

However, sustained firmness in feedstock prices, primarily crude, as a result of geo-political reasons, can have an adverse impact on Reliance's margins and profitability. Reliance's production volumes in both refining and petrochemicals are expected to grow broadly in line with industry trends, over the medium to long term. In petrochemicals, Reliance will be increasing its capacities by 15 to 20 per cent over the next 2-3 years.

During the year, Reliance's refinery completed the final phase of Yield and Quality improvement program, which will enable the refinery to gain further flexibility in processing still wider varieties of crude oil, capture product quality premiums in the international markets, and operate at increased capacity.

Reliance is also entering into retail marketing of transportation fuels. Reliance already has the necessary approvals for setting up 5,849 retail outlets in India. Reliance has so far commissioned 11 outlets. With phased completion of the setting up of various retail outlets, Reliance will have a significant presence in retail marketing of transportation fuels across the country.

These retail outlets will have state-of-the-art supply chain management and fleet management systems. This will leverage Reliance Infocomm's information technology and communications infrastructure. Reliance expects to bring about a major shift in the retailing of transportation fuels. It aims to achieve higher productivity per outlet and enhanced customer experience. This will help improve margins, overall return on capital and, consequently, shareholder value.

Reliance also has a well-balanced portfolio of E&P blocks in India and is the largest exploration acreage holder among the Private sector companies, covering an area of about 300,000 sq. kms. Reliance is making significant investments in E&P business. This business has the potential to provide a higher contribution to Reliance's overall business profile, in the medium to long term.

Reliance's investments in infocom, telecom, and power businesses will provide additional revenue streams, thereby positively impacting its overall business and earnings profile.

Risks and Concerns

Reliance is a global scale player in the petrochemicals and petroleum products, which also contribute large portion of its revenues. The Company is exposed to risk of price fluctuation on raw materials as well as finished products in all its businesses.

However, Reliance's high levels of integration, globally competitive operations, and leadership position in the domestic markets have helped the Company in addressing any adverse impact arising out of volatility in commodity markets. Also, these risks are not significant considering Reliance's efficient inventory management system and well-crafted strategy of procuring raw materials, mainly crude oil, through a mix of long-term and spot contracts.

Any further reduction in import tariffs on key raw materials and products in both petrochemicals and petroleum businesses may adversely impact the cost structure and/or selling prices of products in the domestic markets, thereby potentially affecting margins.

However, despite substantial tariff reduction since economic reforms began in early 1990s, Reliance's profitability has consistently increased year on year. Reliance currently prices most of its products below the import parity price levels, which adds to the Company's pricing flexibility in the event of import tariff reductions.

Also, the impact of further import tariff reductions on Reliance's products is not likely to be substantial in the future, as import tariffs on Reliance's major products have already been reduced to WTO bound rates, or very close to those levels.

The Company is exposed to foreign exchange risk as its selling price of products are linked to the landed cost of imported products. Also, any volatility in foreign exchange rate has an impact on its exports business and foreign currency debt held by the Company. Reliance undertakes liability management transactions and other structured derivatives such as interest rate swaps and currency swaps on an ongoing basis to manage its foreign exchange rate risks.

Adequacy of Internal Controls

Reliance has a proper and adequate system of internal controls to ensure that all assets are safeguarded, and protected against loss from unauthorised use or disposition, and that transactions are authorised, recorded, and reported correctly.

The Company has an extensive system of internal controls which ensures optimal utilisation and protection of resources, IT security, accurate reporting of financial transactions and compliance with applicable laws and regulations as also internal policies and procedures.

The internal control system is supplemented by extensive internal audits, regular reviews by management, and well-documented policies and guidelines to ensure reliability of financial and all other records to prepare financial statements and other data.

Reliance has successfully implemented SAP/ R3 financial and business management systems. These systems facilitate effective checks and controls as well as tight monitoring on a continuous basis.

Reliance has independent internal audit systems to monitor the entire operations and services spanning all locations, businesses and functions on a regular basis. The top management and the Audit Committee of the Board review the findings and recommendations of the internal audit panel.

Reliance Telecom

Reliance Telecom Limited (RTL) is promoted by the Reliance Group.

RTL provides Cellular Services in 7 Telecom Circles encompassing 10 States of India.

The basic services business of the company was demerged from RTL w.e.f. 6th March 2003 pursuant to the scheme of demerger approved by the Gujarat High Court. The company has completed all necessary formalities and the final approval from DoT has also been obtained.

Competition has become intense in all the circles. BSNL has commenced operations in major towns of Assam and North East circles during the later part of the year 2003-04. Despite stiff competition, RTL's subscriber base increased by 46 per cent during the year to 7.9 lakh.

International Roaming was implemented from 1st December 2003 in all RTL circles, except Assam and North East where there is a restriction on international roaming. Roaming with more than 300 operators across the globe has been opened up through sponsor network using the signalling and billing solution from Roamware.

In October 2003, Department of Telecommunications (DoT) directed RTL to discontinue its pre-paid business in Assam and North East circles and also to migrate all its existing pre-paid subscribers to post-paid by 31st January 2004. This exercise has been successfully completed.

Reliance Infocomm

The telecom sector has been recognised as one of the fastest growing sectors of the Indian economy. However, even with its current high growth rate, India has one of the lowest telecom penetrations in the world, at 7 per cent against a world average of close to 37 per cent. This points to the huge opportunity that still exists for sustaining this rapid growth in the foreseeable future. Further, the emerging trends of convergence of voice, data and video offer unique opportunities for new players to create a converged business model.

Recognising the crucial role to be played by the sector in India's development, the Government has initiated a number of changes in the regulatory and policy framework in order to facilitate a world-class telecommunications infrastructure in India. The introduction of Unified Access Services License has been a step in this direction.

Reliance Infocomm (RIC) has licenses to offer telecom services in 20 circles under the Unified Access license. In addition, it has received the Letter of Intent for the J&K circle. This has enabled RIC to offer services across the length and breadth of India's vast geography through its next generation fibre optic network backbone spanning 60,000 route kms. RIC is currently offering its wireless services in 1,100 towns and cities across India.

RIC commercially launched its services in May 2003 and within the first 7 months emerged as India's largest mobile service operator. As of the end of March 2004, RIC had almost 7 million subscribers. Most of this was in the post-paid segment as RIC launched its pre-paid services only in February 2004. Within this period the "*Reliance* India*Mobile*" brand emerged as the most trusted telecom brand in the country. (Source: A.C. Nielson, ORG - MARG).

RIC created history in the Indian market by lowering the entry barrier of going mobile not just through low tariffs but also through its innovative '501' payment option under the *"Monsoon Hungama"* scheme, launched in July 2003. One million customers applied for subscription within 10 days of the scheme's launch making it the most successful scheme in Indian telecoms.

RIC also offered for the first time in India high-speed mobile data services though its R-World mobile portal. This portal leverages the high-speed data capability of the next generation CDMA 1X network. It provides 70 applications such as news, astrology, T.V. guides, movie clips etc. and 35 games and logs more than 1 billion hits a month.

RIC is aggressively expanding the reach of its network in order to reach more subscribers by extending its services to cover an additional 3,800 towns. It is estimated that the mobile market in India will grow to 140 million subscribers by FY 2008. RIC expects to retain market leadership in this segment.

The second phase of the Infocomm project will usher a Broadband revolution by providing 100 mbps Ethernet links to its corporate customers. This revolution will empower the enterprise by making transactions efficient, functions seamless and new economic opportunities abundant. The enterprise broadband service is in the process of being rolled out in 30 towns and would then be extended to cover 200 towns in phases. The services planned include POTS (Plain Old Telephone Lines), Leased lines, International Private Leased Circuits, Virtual Private Network, Video Phone, Audio and Video Conferencing, among others.

RIC will also launch a consumer convergence revolution by providing high speed Ethernet links to homes. This revolution, called "Netway", will provide homes with a range of television channels, high-speed telephony, audio conferencing, video conferencing, video on demand, Juke box, time shifted TV, T-commerce, and Surveillance services. All content and interfaces will be enabled to cater to India's diverse languages. These services would be accessed through a set top box connected to a TV or a PC. The set top box is a versatile access device with an in-built hard disk for storing content of customer's choice.

In January 2004, Reliance Infocomm (RIC) acquired 100 per cent of the undersea cable company, FLAG Telecom for US$ 211 million through Reliance Gateway Net Limited, a wholly owned subsidiary of RIC. This acquisition provides RIC with an international gateway to global markets. The FLAG acquisition also makes RIC the only Indian operator to own an international undersea cable network with a truly global footprint.

FLAG Telecom is a leading global telecom company providing an innovative range of products and services to the international carrier community, ASPs and ISPs. It has over 180 customers, which include a number of the world's leading international carriers. FLAG connects 16 of the world's top 20 business centers and 75 per cent of the world's population through its 55,000 km fibre optic network.

In February 2004, FLAG announced that it would build FALCON, a new high-capacity resilient loop cable system providing multiple landings throughout the Gulf region, with submarine links stretching to Egypt in the west and to Hong Kong in the east.

Reliance Energy

In January 2003, pursuant to the second open offer to BSES shareholders made by Reliance in a fair and transparent manner under SEBI Takeover Regulations, BSES Ltd became part of the Reliance Group.

During the year under review, BSES Limited was renamed Reliance Energy Limited. This change reflects the ownership of the Reliance group, consequent upon the change in control, and provides the company an opportunity to leverage the brand equity of the Reliance name.

Reliance Energy is India's leading private sector utility group, with aggregate estimated group revenues of Rs. 7,700 crore (US$ 1.8 billion), and total assets of Rs. 9,800 crore (US$ 2.2 billion).

The group distributes nearly 16,000 million units of power to over 5 million consumers in Mumbai, Delhi, Orissa and Goa, across an area covering 1,24,300 sq. kms.

Reliance Energy generates 941 MW of power, through its power plants located in Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa.

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, profits and market capitalisation.

Reliance Energy is India's most valuable power company today, with market capitalisation of Rs. 13,400 crore (US$ 3 billion).

The Indian power sector is currently dominated by State/ Central utilities. The installed generation capacity in the country at present is about 110,000 MW.

India is a power deficient country with an average energy shortage of about 7 per cent of total energy requirement, and peak shortage of 12 per cent of peak capacity requirement.

To bridge this deficit, and cater to future demand, the country needs additional power generation capacity of approximately 100,000 MW over the next few years. This is equivalent to the entire existing generation capacity in the country.

Apart from capacity shortage, the power sector in the country is plagued by high transmission and distribution losses, lack of grid discipline, excessive workforce, ageing transmission and distribution systems, and lack of commercial orientation.

It is against this backdrop that Parliament has recently enacted the Electricity Act 2003, the single most important piece of legislation for the power sector in India. The Act aims at liberalising the power sector, by creating a vibrant and progressive legislative framework to facilitate India's accelerated economic growth.

Some of the key features of the Act, which would radically alter the power sector landscape include liberalisation of the generation sector, introduction of competition in transmission and distribution through open access, mandatory unbundling of SEBs leading to privatisation, introduction of trading as a separate market function, preparation of national policies on tariff, rural electrification, renewable energy development, strengthening of the roles of regulatory commissions, constitution of appellate tribunal, and stringent anti-theft measures to curb the incidence of high commercial losses.

The enactment of the Electricity Act 2003 has opened up new opportunities in the Indian power sector.

Reliance Energy is exploring opportunities to expand the customer base in its distribution business through new licenses, through open access on existing networks, and / or through participation in the privatisation process of state owned distribution assets. The company plans to set up gas, wind and hydro based power generation projects, to match its distribution capability. The company is also exploring growth opportunities in trading and transmission of power.

Reliance Energy is sponsoring a 3,740 MW gas based mega power project near Dadri in the state of Uttar Pradesh. With an initial investment outlay of more than Rs. 10,000 crore (US$ 2.2 billion), the power project, to be developed in phases, will also be the world's largest gas based power generating plant at a single location.

Reliance Energy aims at a leadership role in creating world-class power infrastructure in the country in pace with regulatory changes and reforms in the domestic power sector. The proven management skills and established project execution capabilities of Reliance will create value for millions of consumers by providing reliable and good quality power at competitive prices and achieving best-practice international standards of service, quality, safety and customer service.

Energy Conservation

Reliance consistently pursues reduction in specific energy consumption in its manufactured goods on an ongoing basis.

The specific energy consumption or the energy consumption per unit of product has fallen at all the manufacturing complexes. The specific energy consumption has fallen by 3 per cent at Patalganga complex and by 4.2 per cent at Hazira complex as shown in the table below.

Energy Index (MMkcal / MT)

	2001-02	2002-03	2003-04
Patalganga	3.23	3.27	3.17
Hazira	2.19	2.12	2.03

Fuel consumption and loss, as a percentage of crude processed is a parameter of specific energy consumption in refinery operations. There has been significant reduction in percentage fuel and loss on crude processed at Jamnagar during the year, as shown below:

	2001-02	2002-03	2003-04
Fuel and Loss (wt % on crude processed)	9.99 %	10.07 %	9.95 %

The target is now high end energy conservation schemes. These include inlet air chilling of gas turbines and process air compressors, use of "not so clean" fuels in the turbines and furnaces, pinch studies in high energy consuming plants, installation of variable speed drives, etc.

The Patalganga complex has already completed two pinch studies in LAB and PX plants and has implemented the study recommendations. Also at Hazira, in the PTA plant, suction chilling of air in the process compressors has been completed resulting in reduced energy consumption and higher production. Fogging of inlet air to the gas turbine has been completed in all the machines at Hazira and Jamnagar.

Energy conservation continues to attract high priority and investments. The total investment in energy conservation projects has gone up from Rs. 25 crore in 2001-02 to Rs. 77 crore in 2003-04 as seen in the table below:

Investments and Savings on Energy Conservation Schemes:

	Patalganga			Hazira			Jamnagar		
Description	01-02	02-03	03-04	01-02	02-03	03-04	01-02	02-03	03-04
Investment (Rs. crore)	20.04	1.25	3.86	3.96	8.93	45.57	1.54	10.67	27.90
Savings of Energy (Trillion calorie /year)	103	295	72	356	220	266	656	347	817
Returns (Rs. crore/ year)	13.66	3.17	9.44	42.71	24.15	31.34	52.92	27.94	65.92

These investments have helped to conserve energy by 2,867 trillion calories per year resulting in a saving of about Rs. 271 crore per year.

Reliance Jamnagar won the Indian Chemical Manufacturers Association (ICMA) Award for "Excellence in Energy Conservation and Management" for the year 2003.

The Energy Conservation Act 2001 implemented by the Bureau of Energy Efficiency (BEE), a statutory body under Government of India, envisages creation of professionally qualified energy managers and auditors with expertise in energy management, financing and implementation of energy efficiency projects, and policy analysis.

To create a cadre of qualified energy managers in the company, a company wide training was organised for all potential energy managers of RIL and IPCL in collaboration with National Productivity Council during the year.

Research and Development

2003-04 saw continual improvements in R&D efforts in polymer sector in terms of new product development, quality enhancement, and introduction of new grades and applications along with activities for creation of Intellectual Property.

The R&D centre at Hazira achieved major breakthroughs in polymer research. Four international patents have been filed / are being filed in the fields of polyolefin catalysts, high performance donors and inorganic support for polyolefin catalysts. In addition, significant progress has been achieved in following research projects:

- Novel process for third generation nucleating/clarifying agent
- PP catalyst performance improvement
- Efficiency enhancement studies of pre-treatment biodigestors

Reliance continues to pursue various programmes at National Chemical Laboratory (NCL), Pune under the Research Alliance Agreement (RAA). Major ongoing projects with NCL include *inter alia* Nanocomposites and Advance Studies of Catalysts/Polymers. A programme on Nanocomposites has been initiated for developing novel clay materials from Indian clays and development of Nanocomposites grades of polyolefins.

Acknowledging the efforts put in by Reliance in the field of R&D, an RIL representative has been inducted as *"Member Expert in Research Council of National Chemical Laboratory, Pune."*

Reliance continues its research under the New Millennium Indian Technology Leadership Initiative (NMITLI) along with the Council of Scientific and Industrial Research (CSIR) for developing break through technologies. The key areas of RIL interest in the NMITLI programme are:

- Functionalisation of alkanes involving acetic acid and ethylene from ethane, vinyl chloride monomer from ethane, detergent alcohol from C_{11}- C_{13} alkanes
- Lactic acid and lactic acid-based polymers to make value added polymeric materials from renewable resources

Recognising Company's contribution to the initiatives, an RIL nominee has been appointed as *"Member of High Powered Committee for NMITLI"*.

Reliance continues to sponsor and participate in various R&D efforts at premier institutes in India and abroad including the Indian Institute of Technology, Mumbai and Chennai; Jawaharlal Nehru Centre for Advanced Scientific Research, Bangalore; VLifesciences, Pune; RG Specchem, University of Massachusetts, USA; and Polymer Institute Brno, Czech Republic.

The combinatorial chemistry programme with VLifesciences has progressed to understand the performance of catalyst systems for polyolefins and has resulted in two publications of high impact in reputed international journals.

Following projects have been completed by students at the Centre for Polymer Science and Engineering, IIT Delhi, under the guidance of "Reliance Emeritus Professor" (Reliance Chair at IIT Delhi)

- Studies on grafting of natural rubber and its blends with Poly (Styrene-co-Acrylonitrile)
- Effect of sulfonation on the properties of Polyetherimides
- Effect of structure on thermal properties of Poly (Arylene Ether Sulphone)s
- Banana Fibres: Modifications, characterisation and application in fibrous composites
- Studies on sulfonation of Poly (Phenylene Oxide)

During the year, RIL's R&D center developed more than 10 new grades in polymers and about 40 applications to meet emerging needs of the market place.

The R&D activities of the polyester sector are carried out at the 'Reliance Technology Centre' located at Patalganga. These are aimed at new product development, process technology upgradation and operations support for the staple fibres, filament yarns and PET resin businesses.

The R&D focus areas include:

- Novel copolyesters for fibres and packaging applications
- Specialty functional fibres and filaments
- Proprietary finishes for fibres and filaments
- Dope dyed fibres and filaments

- Differentiated products through innovative use of speciality additives
- Polyester recycling technologies
- New generation polymerisation and spinning processes

The new RTC building, housing state-of-the-art analytical instruments, polymer/fibre processing and testing facilities, was inaugurated in June 2003.

The pilot plant for the new generation polyesterification process, PET blow molding facility and speciality melt spinning research machine were commissioned in this financial year. The interdisciplinary R&D team presently consists of 55 scientists and engineers including post-graduates with expertise in organic and physical chemistry of polymers, analytical chemistry, polymer physics, chemical engineering, polymer processing, fibre science & technology, and textile technology.

During the year, Recron 'Superblack' dope dyed staple fibres with superior mechanical properties and jet black colour with blue undertone, developed at RTC, were commercialised. Scale-up trials were successfully carried out for producing staple fibres that can be easily dyed, using a proprietary technology developed in RTC called 'Recron Dyefast'. These fibres can be dyed at boiling water temperature, not requiring the expensive HTHP dyeing machines, and therefore, will open up the large handloom and powerloom fabric markets for polyester fibres.

Speciality high-bulk, self-crimping FDY products, developed at RTC, were also successfully field-tested. Researchers at RTC developed and successfully commercialised proprietary finish systems for the 'Recron 3S' polyester fibres for use as secondary reinforcement in cement concrete. A new PET resin grade for 'Hot Fill' applications was also successfully demonstrated.

During the year, the following R&D projects were taken up at the Patalganga complex in collaboration with UICT Mumbai.

- Kinetic study on acetic-acid-burn in the pilot oxidation reactor.
- Kinetic study on paraxylene oxidation in the pilot oxidation reactor.
- Feasibility study of oxidation of paratoluic acid in water in pilot plant.
- Development of simulation model for acetic acid dehydration by azeotropic distillation using three different entrainers viz paraxylene, n-butyl acetate and n-propyl acetate.

Several new in-house designs and novel ideas were implemented during the year at the Jamnagar complex. These resulted in improved operational efficiency, improved quality, reduced energy losses and energy consumption, and increased production capacities in several units. In the current year, the R&D efforts will focus on:

- Catalyst development for FCC to substantially increase LPG/Propylene yield
- In-house development of process design package for increasing Coker capacity
- In-house development of optimizer for CPP to reduce overall fuel consumption
- Development of VGO UU catalyst for handling high Nitrogen feedstock
- Application of real time optimizer in FCC and aromatics units

Quality

Reliance's continued commitment to excellence and its efforts to continually enhance the quality of all its products and services contribute to Company's leadership in its major businesses.

At all its manufacturing locations, Reliance has full-fledged state-of-the-art laboratories employing latest international analytical methods. A centralised division facilitates the interaction between various sites of Reliance and IPCL to share and communicate latest developments and knowledge.

During the year, five new analytical facilities were created at terminal storage and supply facilities for petroleum products. These facilities will keep a strict quality control over receipt and off take of various petroleum products dispatched to retail outlets. As a part of Reliance's alliance with BRPL, Reliance's PSF laboratories coordinated with BRPL to establish new testing procedure for polyester fibres.

During the year 2003-04, Total Quality Management was introduced in all the laboratories in the Jamnagar complex. Similarly, 'Five S' implementation programme was introduced in thirteen laboratories at Hazira complex.

A Quality Week was celebrated by Hazira complex in November 2003, a first such celebration by any of Reliance's complex. All the sites of Reliance and IPCL participated to make the event a great success. A 'Laboratory of the year' contest was also organised during this to judge the best laboratory among all the Reliance's laboratories.

Reliance's efforts in quality received many accolades and recognition during the year, which included:

- 'Excellent' ranking, for third time in succession, in the International correlation scheme organised by Shell Main Products Correlation Scheme to Reliance Jamnagar. Including the 7 Golden Certificates won this year, Reliance has won 24 Golden Certificates in last 3 years.
- Jamnagar refinery achieved the conformance in Proficiency of testing the Knock characteristics of gasoline and diesel fuels, conducted by Institute of Petroleum, London.
- Reliance's refinery laboratory at Jamnagar, was accredited with ISO/IEC 17025 by National Accreditation Board for Testing and Calibration Laboratories (NABL).
- Reliance Jamnagar was approved for supply of ATF and Jet A-1 fuels by CEMILAC (Centre for Military Airworthiness and Certification) on the basis of high level of Quality Confidence and Control Measures maintained during production, storage, transfer and distribution.

Health

Health is an integral part of all Reliance establishments. Modern occupational health and medical services are accessible to all employees through well-equipped occupational health centers at all manufacturing sites. The occupational health centers, besides carrying out pre-employment and periodic medical check ups and other routine preventive services also perform specialised tests like biological monitoring, health risk assessment studies and audits for exposure to various hazardous chemicals.

Reliance accords high priority to health education and awareness. The medical departments continuously arrange health awareness programs to address issues like hypertension, diabetes, heart disease and stress. They are also at the forefront in organisation of health promotion activities for continuous improvement in workplace environment.

Project CASH, Change Agents for Safety and Health, is one such new initiative in occupational health and safety, introduced across all manufacturing sites of the Reliance group in the current year. Its objective is to bring about a positive change and continual improvement in occupational health practices at work place.

The project will lead to prevention of work related diseases and injuries, and create further improvement leading to safe and healthy work environment and reduction in absenteeism, ultimately leading to improvement in productivity. The programme aims to improve the work environment, and also to enable technical people for bringing out attitudinal and behavioral change in the occupational health awareness and practices among the employees.

The pilot projects were successfully implemented at various manufacturing locations of Reliance group. These projects have already shown a positive impact on the occupational health and safety scenario at these sites resulting in better work environment, thus improving productivity and profitability. The Dhirubhai Ambani Trophy, introduced this year, recognises excellence in occupational health performance amongst manufacturing sites of the Reliance group.

The medical departments are active in organising outreach medical camps for the benefit of local communities, and also take part in onsite and offsite disaster management teams for emergency preparedness.

Safety

Safety and security of the personnel, assets and the environmental protection are on top of the agenda of all Reliance manufacturing businesses. Every business issue is discussed with safety in mind, and every solution complies with our safety policy "Safety of persons overrides all Production targets."

Inter-site safety meet is now an annual event at Reliance. The inter-site meet helps to network safety professional across all sites with external experts, and also helps to share case histories. Inter-site Safety Meet 2003 was held at Jamnagar in August 2003. Participants of Reliance and IPCL manufacturing sites and Reliance Infocomm attended the meet. Besides reviewing the safety performance of the sites, discussions were held on job specific risk assessment, near miss reporting, control of substances hazardous to health, electrical safety and inherent process safety.

Reliance manufactures and transports variety of chemicals that are hazardous in nature. Besides, Reliance is also entering into petroleum retailing business. Accordingly, more stress is given into the safety-related issues of product transportation safety. Personnel from Reliance logistics and the manufacturing sites have teamed up to improve safety in the journey management of the vehicles through driver training, vehicle integrity check, road journey emergency management, and loading and unloading operations.

Safety audit of chlorine handling unit at Hazira was conducted by EUROCHLOR, Belgium and also by M/s Central Labour Institute, Mumbai. The Eurochlor audit team observed that the housekeeping of the unit is very good and the organisation for HSE is good.

During the year, Hazira Site won the Sword of Honour in the Health and Safety audit conducted by British Safety Council. RIL Hazira was one of only 21 organisations worldwide presented with Swords of Honour, recognised as the pinnacle of safety achievement. The Sword of Honour recognises organisations that have implemented safety systems that are among the best in the world. This award for excellence and commitment to health and safety puts Reliance Hazira amongst the elite companies of the world practicing the highest standards of safety.

For the second time, Reliance's petrochemical plant at Hazira has bagged this prestigious award. Earlier, it had won the award in 1994. In the past, Reliance's Patalganga complex has won the Sword of Honour four times. Earlier, all the three Reliance sites won the five star award in the audit done by British Safety Council.

Indian Chemical Manufacturers Association has conferred the ICMA Award for Excellence in Management of Health, Safety and Environment for the year 2002-2003 on Reliance Industries Limited. This award was for composite Company performance and included all operating sites of Reliance Industries limited (Naroda, Patalganga, Hazira, Jamnagar).

Confederation of Indian Industry (CII), Maharashtra State has conferred its state level Award in Industrial Safety and Health (large industry category) on Reliance Industries, Patalganga complex for the year 2003.

Environment

Sustainable development and a clean environment integrated with the business objective is the focus of operations at Reliance. This is achieved by every employee's contribution and responsibility towards the organizational performance.

All projects are planned and designed with environment protection as an integral part to ensure a safe and clean environment for sustainable development. The layered environmental monitoring systems and audits ensure compliance to all the environmental protection laws of the land, through all project stages from planning, construction, commissioning and production. These monitoring systems and audits, specific to each manufacturing unit, are conducted internally by the Environment Health and Safety (EH&S) Group at each manufacturing complex.

Jamnagar

The Jamnagar refinery has obtained the ISO 14001 Certification for its Environment Management System.

At the refinery complex, various systems and schemes are implemented to reduce the fresh water requirement per ton of crude processed. Flare gases are being recovered resulting in reduction of emissions to the environment and financial benefit due to the recovery. A scientifically designed secured landfill facility has been commissioned for the disposal of hazardous wastes. As a recognition of continual improvement and overall compliance to the regulations, the Gujarat Pollution Control Board has renewed the various pollution permits for a period of five years.

Annual Reduction in raw water consumption / tonne of crude processed at Jamnagar Refinery

	2001-02	2002-03	2003-04
Water consumption per tonne of crude processed (cubic meters)	0.59	0.57	0.56

As an environmentally responsible corporate entity, the refinery division aims and is working at developing the greening of the refinery complex, so that the trees planted will continuously sequester the carbon di-oxide generated by the refinery complex in its processes. In achieving this continuous sequestration, phase-wise greenery development is being implemented, and the refinery complex has during the year planted more than 25,000 trees to the already existing 2.3 million trees.

In recognition of outstanding achievements in Environment Protection, the refinery division was awarded the Greentech Gold Award for excellence in Environment Management in the Petroleum Sector for the year 2002-03.

Hazira

The Hazira Petrochemical Complex is in the process of integrating the various systems under ISO 14001, ISO 9002 and OHSAS 18001. The integrated system is proposed to be audited by the certification agency in September 2004.

As a responsible corporate division towards sustainable global environment, Reliance's Hazira division, during the year, commissioned refrigerant recovery instruments for complete recovery of refrigerants that can effect the ozone layer during the year. Asbestos, a hazardous material used in asbestos blankets for fire fighting, has been replaced with non-asbestos blankets. A hazardous waste incinerator has been commissioned at the site, in line with the Central Pollution Control Board Standards to incinerate solid as well as liquid waste.

A unique facility viz. 'Tubelight Crusher' has been commissioned to crush the fused tube lights, containing mercury. The crushed powder is packed and sealed in drums and sent for disposal in the hazardous waste facility.

For sustainable development and further improvement in environmental performance, the Hazira complex is conducting various environment related studies in association with M/s National Environmental Engineering Research Institute, Nagpur and the National Institute of Oceanography, Mumbai.

The effluent being generated at the complex is being treated to be 60 per cent below the permissible standard, so that the treated effluent can be reused and recycled to the maximum extent possible in different applications within the complex.

Annual reduction in water consumption at Hazira

	2001-02	2002-03	2003-04
Water consumption (cubic meters/MT)	5.4	5.2	4.9

Annual Reduction in effluent generation at Hazira

	2001-02	2002-03	2003-04
Effluent generation (cubic meters/MT)	2.03	1.73	1.61

In the continual commitment to improving the greenery of the area, the Hazira complex has planted 10,000 trees in 2003-04 taking the overall number to 1,83,000 trees. An area of 2 Hectares was taken under landscaping in the financial year to cover a total of 32 Hectares under landscaping.

The Hazira complex was honoured with the award for Excellence in Management of Health, Safety and Environment by ICMA.

Patalganga

The Patalganga complex has implemented various schemes demonstrating continual improvement in its environment performance in line with its ISO 14000 Certification.

These schemes have resulted in a steady decline in water consumption per tonne of product, and the treated wastewater is recycled and reused within the complex for various activities. The biological solids from the effluent treatment plant are anaerobically digested, and the resulting biogas is used in the heaters. The biological sludge from the effluent treatment plant (ETP) is dried using the waste flue gases and composted for use as bio-fertilizer.

The environment commitment of the Patalganga complex towards the industry and community is demonstrated in the sharing of environmental experiences at the various inter-site meets, and training and development of various systems. The environmental awareness is shared with contract workers, including an environmental awareness curriculum in the schools and lectures on environment systems to the industry and institutions.

The Patalganga Complex was also honoured with the award for Excellence in Management of Health, Safety and Environment by ICMA.

With the expansions in petroleum business, RIL has developed hydrocarbon terminals in different regions of the country, with integration of the environment protection features for air and water emissions in the design of the facilities. The various State Pollution Control Boards have approved the facilities, and accorded their Consents under the Air and Water Acts.

Gas Transportation and Infrastructure Company Limited, a wholly owned subsidiary of Reliance is in the pre-project activities for setting up of gas / hydrocarbon pipeline network through out the country. The environment and safety features of the pipelines have been integrated into the design to have utmost safety for the facilities, local community and the environment.

Human Resource Development

At Reliance, our passion is to improve daily living and to create a workplace where every person can reach his or her full potential. As a leading global Company, we offer opportunities worldwide. And our work environment gives employees the freedom to explore and make the most of them.

It is Reliance's endeavor to create an environment where people can use all of their capabilities in support of the business. Therefore, we encourage our employees to balance their work and personal responsibilities.

RIL is a young Company with an average age of 37 years for its 11,358 employees, as on March 31, 2004.

Breakup of professional workforce

Ph.D.	2%
MBAs	12%
Engineers	79%
CA/CS/ICWAs	7%

Age Profile

Upto 25 years	5%
26 - 35 years	43%
36 - 45 years	36%
46 - 55 years	14%
56 + years	2%

With steady organic growth and consolidation of businesses in its chosen areas, Reliance offers a wide spectrum of cross-company, cross-discipline and cross-country career opportunities for employees. With increasing globalisation of its businesses, this also extends to international opportunities across major markets and areas of business.

Learning and relevance are key principles at Reliance. And in order to ensure this, the Company offers comprehensive world-class training and development resources. Employees are supported by an excellent system of assessment, career mapping, aptitude tests and other training needs. During the year, over 1,448 training programs were conducted, covering 7,919 employees.

Reliance is associated with Indian Institute of Management (IIM) – Bangalore and Indian Institute of Technology (IIT) - Mumbai with an aim to enhance the professional and technical education of its employees. About 250 Engineers have been trained by IIM-B in a tailor-made Management Course - MPRE (Management Programme for Reliance Engineers) and about 75 BSCs/ Diploma Holders have been qualified by IIT-Mumbai as 'Reliance Engineers'.

Reliance has embarked on a Key Result Area (KRA) based performance appraisal system, and a performance linked incentive scheme for all its manufacturing locations and businesses, that has been vetted by international consultants.

Reliance encourages individuals to go beyond the scope of their work, undertake voluntary projects that enable them to learn, and contribute innovative ideas in meeting goals of the Company.

Social Responsibility and Community Development

As a responsible corporate citizen, Reliance believes that its corporate responsibilities extend beyond the areas of its manufacturing facilities and offices. Reliance also believes that for ensuring sustainable all round growth, organisation growth objectives need to be in line with overall development imperatives of society and the community at large.

Reliance encourages, funds and develops numerous education, health, human capital and infrastructure initiatives. These initiatives are undertaken through various organisations, including corporates and trusts. Reliance's commitment to corporate social responsibility has received a firm footing through the formation of Dhirubhai Ambani Foundation (DAF), which initiates community welfare and development projects especially in healthcare and education.

Educational Initiatives

Dhirubhai Ambani Institute of Information and Communication Technology (DA-IICT), Gandhinagar

DA-IICT commenced its educational programs in August 2001. The institute was conferred the status of a statutory university by enactment of the Dhirubhai Ambani Institute of Information and Communication Technology Act 2003, by the Government of the Gujarat.

Starting with a four year B.Tech. Programme in Information and Communication Technology (ICT) in 2001, today the Institute offers, in addition a two-year M.Tech. in ICT, a two year MS-IT, a two year MS (IT in Agriculture) and a PhD program. The B.Tech. Programme admits 240 students from approximately 25,000 applicants from all over the country.

Its lush green fifty-acre campus is students' delight in terms of infra-structural support facilities. Apart from excellent, well-equipped laboratories, library and classrooms, the campus provides facilities for the indoor and outdoor sports and cultural activities to the 950 students currently on its rolls.

During the year 24 special lectures were organised. Summer internship with the industry provided excellent opportunities to the students in practicing academic concepts in real world situation.

During the year, one of the students won IBM Global Linux Challenge Award. A few students also bagged the Reliance Infocomm National Mobile Application Award in addition to winning prizes in competitions held by technical institutions like IITs, in their technical festivals. Many applications related to Reliance India*Mobile* service of Reliance Infocomm developed by students have been launched commercially. Research in the area of sensor network, mobile communications, and network security has been initiated at the Institute and several papers have been presented in various conferences.

Enthused by the students' performance, Reliance Infocomm has set up a development laboratory in the campus to develop many innovative applications based on interactive voice response system in English and ten other Indian Languages, in addition to mobile applications.

DA-IICT also conducts a 15 to 30 days summer camp every year. It was organised in May 2003 for students of Gujarat. The camp provides the young minds an opportunity to get hands on experience on various advanced computer facilities, participate in Electronics Hobby Centre and take part in other personality development oriented activities.

Dhirubhai Ambani International School (DAIS)

Dhirubhai Ambani International School (DAIS) is a major initiative of the Reliance Group in the field of education and reflects the commitment of Dhirubhai Ambani Foundation to provide world-class school education in India. The School prepares students for the Indian Certificate of Secondary Education (ICSE) Examinations, Cambridge University's International General Certificate of Secondary Education (IGCSE) Examinations and the International Baccalaureate Diploma (IB) Examinations.

DAIS commenced its academic session in March 2003. During the academic year 2003-04, 640 students studied in Classes LKG to Class VIII and Class XI. The number of students has risen to 820 in the academic year 2004-05, and is slated to rise to about 1,000 by the academic year 2005-06.

At Dhirubhai Ambani International School, learning is a creative experience where every child learns in an environment of joy and motivation – one that nourishes latent talents and develops full potential. The School aspires to help every child grow with a healthy body and an inquisitive mind, equip them to deal with the challenges of life and encourage them to shape as responsible and sensitive global citizens. These are the hallmarks of the School's educational philosophy.

Located at Bandra-Kurla Complex, Mumbai, the School has world-class infrastructure and support systems and about 80 faculty members with rich experience in national and international curricula.

In its very first year, the School has made remarkable strides in the academic field as well as other activities devised to benefit students in a comprehensive manner. The Inaugural Sports Festival in January 2004 became a grand celebration of partnership amongst students, teachers, and well wishers of the school.

Some of the other notable events during the academic year 2003-2004 include: visit of eminent personalities like - Doug Allen, Sunjoy Monga, Ustad Amjad Ali Khan and representatives from various International Universities to the School, students' participation in Students League of Nations in Geneva and Model United Nations in the Hague, students' visits to national parks, science centers, orphanages and old age homes. Regular parent-teacher meetings to review each student's progress and achievements and celebration of every major festival have become a hallmark of vibrant interactions at the DAIS.

A Seminar on 'Educational Challenges in an Emerging India' was held at the School on March 16, 2004 in cooperation with the International Baccalaureate Organisation. It marked the School's participation in collective efforts to address major challenges in the field of education. Thus, in a short span of one year, the Dhirubhai Ambani International School has become a pride of the city of Mumbai.

Scholarships

The Dhirubhai Ambani Foundation for the 8th year in 2003 presented SSC Merit Rewards and Undergraduate Scholarships to 554 district level meritorious students, 65 of them physically challenged, at SSC and HSC examination. They represent each of the total of 62 districts of Maharashtra, Gujarat, Goa and the Union Territories of Daman, Diu, and Dadra Nagar Haveli.

'Reliance Kargil Scholarship Scheme' launched with the generous contribution of Reliance employees, continued to support for the third year, the education of 383 children from 103 families of martyrs of the Kargil war as well as disabled soldiers.

The relevance and importance of education had always been uppermost in the mind of Shri Dhirubhai Ambani with due emphasis on students from rural area. He firmly believed that given proper encouragement the human resource potential of India could be developed. Dhirubhai Ambani Scholars Scheme was therefore announced in 2003 to commemorate silver jubilee of listing of the Company on the Bombay Stock Exchange. Under the scheme 936 meritorious children of Reliance shareholders, spread all over India, have been selected for the scholarship. More than 50 per cent of them have joined engineering colleges while 11 per cent are pursuing degree courses in medicine. The rest of the Scholars are pursuing degree or diploma courses in Commerce, Arts, Agriculture or Education streams. These 'Dhirubhai Ambani Scholars' will receive the scholarship every year till completion of their degree/ diploma course, provided they secure minimum of 60 per cent marks in annual university examinations. Each one of them is entitled for scholarship ranging between Rs. 7,000/- to Rs. 15,000/- per annum depending upon the course chosen for the undergraduate studies.

Healthcare initiatives

Sir Hurkisondas Nurrotumdas Hospital and Research Centre (HNH&RC), Mumbai

DAF has joined the management of Sir Hurkisondas Nurrotumdas Hospital and Research Centre (HNH&RC), established in 1925, and Sir Hurkisondas Nurrotumdas Medical Research Society (HNMRS), involved in clinical research with a social bearing.

At present HNH&RC offers tertiary level healthcare facilities including cardiology, cardio-thoracic surgery, neurology and neuro-surgery, oncology, urology, nephrology, paediatric and neonatal surgery, gastroenterology, micro-ear surgery, retinal surgery, etc., with over 220 consultants in various areas of specialisation. The staff of about 1,000, including paramedical and other support staff at HNH&RC also provides free and subsidised out-patient and in-patient treatment for the poor. Upgradation of technology is an on-going process with the hospital.

HNH&RC offers postgraduate qualifications in various specialities awarded by the College of Physicians and Surgeons (CPS) and Diplomate of National Board (DNB). HNH&RC also offers M.Sc. and Ph.D. programs. In addition, HNH&RC runs a Nursing School.

HNH&RC has been instrumental in executing many community-oriented programs. These include free camps such as paediatrics, eye, cardiac, women's health, lifestyle and obesity, etc.

Sir Hurkisondas Nurrotumdas Medical Research Society (HNMRS), Mumbai

Reliance group also supports the scientific research activities of Sir Hurkisondas Nurrotumdas Medical Research Society (HNMRS). At HNMRS, researchers are motivated to move out of the four walls of hospitals to carry out community-based studies.

Recent projects include studies focusing on children such as identification of ear disorders in asymptomatic children, survey of supplementation by following up newborn infants upto 3 months of age. A study on GAD65 antibody in children with Insulin Dependent Diabetes was concluded recently. HNMRS also undertook technologically challenging research projects aimed at developing human adipogenic cell line helpful in understanding the pathogenesis of diabetes in Indian population. Community based studies related to the early detection of Type 2 diabetes, revealed increased prevalence of insulin resistance, a well-known cardiovascular risk factor among urban Indians. Microbiological studies on transfusion transmitted viruses, has made good progress and won a first prize and gold medal at the All India Microbiology Conference. Studies on tuberculosis in patients with AIDS and hospital based pseudomonas infection will be concluded soon. The work of HNMRS has received wide appreciation.

Dhirubhai Ambani Hospital, Lodhivali, Raigad

This state-of-the-art general hospital was established six years ago and has since then provided comprehensive healthcare services to the industrial and rural areas of Raigad District, Maharashtra. Besides taking care of hospitalisation requirements, the hospital provides poor patients and senior citizens free outpatient and subsidised in-patient treatment. It has saved lives of numerous highway accident victims by providing prompt, specialised and free life saving treatment. A total of 465 highway accident cases were treated last year.

For the medical practitioners of the area, the hospital conducts Continuing Medical Education (CME) programs. This year three such programs were conducted and 120 doctors participated.

Community Development

At all of Reliance's manufacturing locations, a very high importance is given to improve the quality of life in surrounding communities. These community development programs focus on key areas of healthcare, education, child welfare, and infrastructure development.

Reliance extends medical services at all its locations. The service includes free outdoor medical services for nearby communities, outreach mobile medical services, family planning camps, blood donation drives, antenatal check-ups, vaccination centers, pulse polio camps, school health check-up, diagnostic multi-disciplinary camp, eye camps, etc.

Over 1,200 persons have benefited from the eye camps that Reliance Patalganga conducts each year in collaboration with Lions club. Last year, over 15,000 people benefited form the unique mobile van service of Hazira Complex, which provides Medical Dispensary at the doorstep in the nearby villages of Mora, Damka, Suvali, Bhatlai, Junagam, Vasava and Rajagiri. Hazira complex also had the distinction of retaining the trophy in 2003 for highest number of blood donations for the 4th consecutive year in Surat District.

Reliance runs its own schools at its manufacturing complexes. These schools provide high quality education to the children of the employees and also to the children of the neighbouring communities. All these schools are equipped with modern amenities like well-stocked libraries, computers, laboratories, and playgrounds and sports facilities. Transportation services are also provided to students – for example, a fleet of 25 buses at Patalganga enables over 1,000 students from nearby villages to attend school everyday.

Apart from running its own schools, Reliance provides support to the schools in nearby areas in the form of - school building construction, providing computers, printers and playing equipment, and felicitation of meritorious students. Hazira Complex has also provided computing infrastructure to the Panchayats of adjoining Mora, Damka and Kawas villages to update revenue records benefiting over 22,000 villagers.

To inculcate a competitive spirit among children and thereby building a strong base for meeting challenges in the future, Reliance also provides necessary infrastructure, help and support to organise various inter-school /inter-village competitions for essay writing, singing, elocution, and sports such as volleyball, tennis, cricket, athletics etc.

During the year, a state level table tennis tournament was organised at J H Ambani School in Patalganga Complex Township. In this tournament, more than 900 students from 30 schools from all over Maharashtra participated.

Reliance's Jamnagar complex, in its unique bid to extend a helping hand to surrounding communities when in crisis, supplied nearly 8 million gallons of drinking water to Jam

Khambhalia during the summer of 2003. Reliance also constructed a drinking water storage sump of 20-lakh litre capacity near Jam Khambhalia railway station in a record time to augment the storage facility for the town so that water could be arranged through rail tankers when required. Reliance continued to supply drinking water to the water-scarce village of Moti Khavdi in the vicinity of Reliance refinery. The supply of five water tankers per day continued for about seven months during the year. Reliance also sponsored laying of a water supply line for Moti Khavdi. Assistance to village Sikka near Marine Tank Farm area was provided to mobilise drinking water supply. Assistance to Padana village was provided to repair the village's submersible pump during the year. Similarly, Hazira complex supplied over 4 million gallon of drinking water to the adjoining Mora village benefiting over 12,000 people.

Reliance continued to supply fodder for cows in seven villages surrounding the refinery during the year. Moti Khavadi, Nani Khavadi, Padana, Meghpaar, Sikka, Gagva and Pipali are the villages where fodder is supplied to the cow-sheds regularly.

Reliance Rural Development Trust (RRDT), in tune with the Government of Gujarat, is creating village infrastructure under the Gokul Gram Yojana of the Government of Gujarat. During the year, Reliance completed 1,022 structures viz. community hall, aaganwadis, panchayat offices and roads in the villages. Another 351 works were in progress during the year. During the year, seven new districts were added in the gamut, and now works in 23 districts of the Gujarat.

Foreign Exchange Savings, Taxes Paid and Exports

Foreign Exchange Savings

Reliance contributes to savings of precious foreign exchange for the country by manufacturing products that are import substitutes.

During the year, the Company's operations have helped the nation save valuable foreign exchange to the tune of Rs. 26,134 crore (US$ 5,978 million), an increase of 7 per cent over the previous year's figure of Rs. 24,392 crore.

Taxes Paid

Reliance is one of India's largest contributors to the national exchequer, primarily by way of payment of taxes and duties to various government agencies.

During the year, Reliance paid a total of Rs. 12,903 crore (US$ 2,951 million) in the form of various taxes and duties.

In line with the continued growth in production and sales volumes, Reliance's payment of duties and taxes has risen consistently over the years, despite the decline in the rates of custom and excise duties.

Exports

During the year, Reliance's exports, including deemed exports, increased to Rs. 14,969 crore (US$ 3,424 million), from Rs. 11,510 crore in the previous year, recording an annual growth of 30 per cent. Reliance continued to maintain its leadership position as the largest exporter in the country.

Reliance exports its products to nearly 100 countries, including the most quality conscious customers in the US and Europe. This demonstrates Reliance's global competitiveness, the world-class quality of its products, and superior logistics capabilities.

The strong growth in exports has been achieved while retaining the thrust on the domestic markets, with exports still representing only 20 per cent of Reliance's gross turnover.

Awards and Recognition

Reliance's commitment to excellence won several national and international awards, rankings and recognition for the Company and accolades for the management's outstanding performance.

Corporate

Rankings

In the *Forbes* list of 2000 top firms worldwide based on composite sales, profits, assets and market value, Reliance Industries ranked at No.303, in March 2004.

Reliance ranked at No. 2 in 'India's Most Respected Companies' list in a prestigious PricewaterhouseCoopers Survey published in the *Financial Times* (London) in January 2004.

Reliance emerged at No. 2 in the category of 'Overall Best Managed Company' of India in *Asiamoney* (Hong Kong) in December 2003.

Reliance ranked high in the 'Survey of India's Most Trusted Brands 2003' conducted by AC Nielsen ORG-MARG with Brand Equity and the Economic Times Intelligence Group:

- Only Vimal voted as 'India's Most Trusted Fabric Brand'
- Reliance India*Mobile* is Most Trusted Telecom Brand in the country
- Reliance Mutual Fund ranked third in 'Money Marketing'

Reliance Industries ranked 31st in the *BusinessWeek*'s list of top 200 Emerging Markets companies of the world in July 2003.

Reliance Industries ranked 306th in the *Forbes Global 500*, a ranking of World's Largest Public Companies in July 2003. RIL was the only Indian private sector Company to feature in this prestigious list last year.

Reliance Group emerged as the 'Most Admired Business House' for the third consecutive year in the 'Business Barons – TNS Mode Opinion Poll' for 2003 while Reliance Industries emerged at No. 2 position amongst 'Most Admired Companies' in July 2003.

Reliance Industries emerged as the 'Best Managed Company' in India in a study by *Business Today* and A.T. Kearney in June 2003.

Corporate Governance

Reliance was awarded 'The Third ICSI National Award for Excellence in Corporate Governance 2003' from the Institute of Company Secretaries of India, in December 2003.

Reliance featured amongst Asia's Top 5 companies in the Energy Sector in a Corporate Governance Poll by *Asiamoney* in September 2003.

Health, Safety and Environment (HSE)

Reliance's petrochemical plant in Hazira was awarded the 'Sword of Honour' by the British Safety Council for excellence in safety in December 2003.

Reliance's Jamnagar Complex received the 'Environment Excellence Gold Award' from the Greentech Foundation for excellent performance in caring for the environment during the year 2002-03 in December 2003.

RIL Hazira was awarded the 'Greentech Safety Gold Award' for the year 2003 in the petroleum sector for its best performance in safety management, in June 2003.

The British Safety Council, UK, conferred Reliance Jamnagar Complex with a 'Five Star' rating for best practices followed in Health and Safety in May 2003.

Energy Management

The Confederation of Indian Industry (CII) presented the National Award for Excellence in Energy Management 2003 to Reliance Jamnagar Complex for its innovative project 'FCC Fuel Gas-to-Turbines in Power Plant' in October 2003.

Reliance's refinery at Jamnagar was ranked best in Shell Benchmarking for the third consecutive year in 'Energy and Loss' performance from amongst 50 refineries worldwide in June 2003.

Reliance was ranked No.1 in 'Energy Performance' amongst large complex group refineries in Asia-Pacific region in Solomon Benchmarking, a world-renowned energy benchmarking by Solomon Associates of USA, in September 2003. Reliance EII (Energy Intensity Index) was best at 64 among large and complex group refineries in the Asia-Pacific region.

Corporate Social Responsibility (CSR)

Reliance received the Golden Peacock Award for Corporate Social Responsibility Award in recognition of its social initiatives by the Institute of Directors in November 2003.

Financial Soundness

Reliance emerged as the only Indian Company among global companies to create 'Most Value for Shareholders' in a PricewaterhouseCoopers Survey published in the *Financial Times* in January 2004.

Reliance Industries was ranked No.2 in 'Overall Leadership', 'Financial Soundness', 'Long-Term Vision', 'Companies That Others Try To Emulate' and; No. 5 in 'Innovative in Responding to Customer Needs' in *Far Eastern Economic Review* (FEER) Survey, Review 200: Asia's Leading Companies in December 2003.

Reliance Industries Ltd. ranked at No.1 in '*bt 500* India's Most Valuable Companies', *Business Today* in November 2003.

Quality

The Central Laboratory at Jamnagar Complex won 6 Gold certificates from Shell Global Solutions, Netherlands, under SMPCS (Shell Main Products Correlation Scheme) Quality Pacesetting for its excellence in testing of fuel products in December 2003. Reliance Jamnagar Complex features in the "Excellent" category as per Shell Global Solutions ranking.

Exports

RIL won The Synthetic & Rayon Textiles Export Promotion Council (SRTEPC) Awards in December 2003 in the following categories:

- Best Overall Export Performance in the category of SRTEPC Special Award
- Best Export Performance in the category of Polyester Staple Fibre (PSF)
- Best Export Performance in the category of Polyester Filament Yarn (PFY)

The Federation of Indian Export Organisations (FIEO) awarded Reliance Industries Limited with the *Niryat Shree – Gold Trophy* for the financial year 2000-01 and *Niryat Shree – Silver Trophy* for 2001-02.

Management

Chairman and Managing Director of Reliance Industries Limited, Shri Mukesh D. Ambani and Vice Chairman and Managing Director of Reliance Industries, Shri Anil D. Ambani ranked No.1 for the second consecutive year, in The Power List 2004 published by *India Today* in March 2004.

Shri Mukesh D. Ambani and Shri Anil D. Ambani were together rated as one of 'India's Most Admired CEOs' for the fifth consecutive year in the *Business Barons* - TNS Mode opinion poll in July 2003.

Shri Mukesh D. Ambani was honoured with the 'Gujarat Garima' award by the Government of Gujarat in January 2004.

Shri Mukesh D. Ambani was conferred the 'BS Entrepreneur of the year 2002' award by *Business Standard*, in June 2003.

Shri Anil D. Ambani was voted 'MTV Youth Icon of the Year' in September 2003.

Corporate Governance

Reliance is one of the pioneers in the country in implementing the best international practices of Corporate Governance. In recognition of this pioneering effort, the *Institute of Company Secretaries of India* has bestowed on the Company the National Award for Excellence in Corporate Governance for the year 2003.

Reliance's Corporate Governance Principles uphold its global standing at the forefront of corporate governance best practice. Reliance continues to review its corporate governance practices to ensure that they continue to reflect domestic and international developments to position itself to conform to the best corporate governance practices. It takes feedback into account in its periodic reviews of the guidelines to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and international investors and all other stakeholders.

Principles

Reliance's corporate governance practices focus on the following main principles:

Recognising the respective roles and responsibilities of Board and management

To establish an effective mechanism for overseeing the affairs, keeping in view the Company's size, complexity, geographical operations and corporate tradition & culture, the Reliance's framework is designed to:

- enable the Board to provide strategic guidance for the Company and effective overseeing of the management;
- define the respective roles and responsibilities of senior executives and officers to ensure accountability; and
- ensure a balance of authority such that no single individual has unfettered powers.

Having a Board of appropriate composition, size and commitment to adequately discharge its responsibilities and duties

To ensure effectiveness of the Board, facilitating efficient discharge of duties and adding value in the context of the Company's circumstances, the Board periodically reviews its composition and size for ensuring a strong element of independence and commitment. Accordingly the Board is structured in such a way that :

- it has a proper understanding of, and competence to deal with, the current and emerging issues of the business and the benefit of a variety of perspectives and skills.
- It has the appropriate mix of executive and non-executive directors ensuring Directors' commitment and time to participate in the affairs fully.
- It can effectively review and challenge the performance of management and exercise independent judgement.

The Directors are elected by the shareholders. However the Board plays an important role in the selection of candidates for shareholders' approval. Reliance's policy does not prescribe any term limit for Directors, as the term limits, while could help fresh ideas and view points, they have the disadvantage of losing the contribution of directors who over time have developed insight in to the Company and its affairs.

Independent verification and safeguarding integrity of the Company's financial reporting

To ensure the truthful and factual presentation of the Company's financial position, the Company has put in place a structure of review and authorisation apart from strong internal audit process. For this purpose, the Board has also constituted an Audit Committee, which is charged with paying particular attention to the management processes supporting external reporting, the performance and objectivity of the internal audit function, and the performance and independence of the external auditors.

Timely and balanced disclosure of all material information concerning the Company

To give investors an equal and timely access to material information, and to ensure that Company announcements are factual, balanced and in compliance with the applicable provisions of law, the Company has put in place a mechanism to ensure that:

- all investors have equal and timely access to material information concerning the Company – including its financial position, performance and governance.
- Company announcements are factual and presented in a clear and balanced way, disclosing both positive and negative information.

Highest importance to Investor Relations

To ensure long term shareholder value creation and to promote shareholder participation in corporate affairs, Reliance has established and maintained communication strategies, including a policy for clarity in notices of meetings. Reliance also maintains its corporate website www.ril.com for convenient access by the shareholders to all material information about the Company. Reliance's endeavors are to empower its shareholders by:

- communicating effectively with them.
- giving them appropriate information about the Company.
- making it easy for them to participate in general meetings.

Sound system of risk management and internal control

To establish and maintain a system of risk management and internal control, the Company has set up a policy which includes a review of the risk management system, and maintenance of a risk profile (both financial and non-financial risks). Reliance has set up an effective internal audit function, independent of the external auditors, to review the effectiveness of the risk management system. Audit Committee of the Board oversees the risk management and internal control systems. This system is designed to:

- identify, assess, monitor and manage risks.
- inform investors of material changes to the Company's risk profile.

Fair review, active encouragement and management effectiveness

To ensure consistent effectiveness of the overall management, the performance of the senior executives and officers is subject to review. This includes equipping individuals with the knowledge and information they need to discharge their responsibilities effectively, and reviewing individual and collective performance regularly. Performance evaluation process is fair and transparent and uses both measurable and qualitative indicators.

Efficient Executive Remuneration Policy

The Company has adopted a remuneration policy that attracts and maintains talented and motivated executives so as to encourage enhanced performance of the Company. The remuneration policy envisages a clear relationship between performance and remuneration, including the link between remuneration paid and the overall corporate performance.

Remuneration of managing and whole time directors is determined by the Remuneration Committee of Directors within the permissible limits under the applicable provisions of law and is approved by Shareholders. Non Executive Directors are paid sitting fees within the limits prescribed under law.

Corporate Ethics

Reliance has a defined policy framework for ethical business conduct by its personnel.

The Ethics Policy sets forth, inter alia:

- Our Values and Commitments
- Our Code of Ethics
- Our Business Policies
- The Insider Trading Policy
- A detailed programme for Ethics Management at Reliance.

These policies support the consistent endeavour to enhance the reputation of the Company.

The "Values and Commitments" policy document states that Reliance believes that any business conduct can be ethical only when it rests on the nine core values of Honesty, Integrity, Respect, Fairness, Purposefulness, Trust, Responsibility, Citizenship and Caring.

These values are not to be lost sight of by anyone at Reliance under any circumstances irrespective of the goals that are intended to be achieved. To us, the means are as important as the ends.

In pursuit of these values outlined in the "Values and Commitments" policy document, we are committed to an ethical treatment of all our stakeholders - our employees, our customers, our environment, our shareholders, our lenders and other investors, our suppliers and the Government. A firm belief that every Reliance team member holds is that the other persons' interests count as much as their own.

The "Code of Ethics" and the "Business Policies" are in alignment with Reliance's Values and Commitments. The essence of these documents is that each employee should conduct the Company's business with integrity, in compliance with applicable laws, and in a manner that excludes considerations of personal advantage.

The "Code of Ethics" policy document contains the policy on the following:

- Conflict of Interest
- Payments and Gifting
- Receipt of Gifts
- Purchases through suppliers
- Appointment of full-time agents, consultants and representatives
- Political Contributions

The "Business Policies" document contains the policy on the following :

- Fair Market Practices
- Inside Information
- Financial Records and Accounting integrity
- External Communication
- Work Ethics
- Personal Conduct
- Health Safety and Environment
- Quality

The Insider Trading Policy

The "Code of Conduct for Prevention of Insider Trading" contains the policies prohibiting insider trading.

Programme for Ethics Management at Reliance

We have established an elaborate Ethics Management and Compliance Organisation / Process to underscore our commitment to ethical conduct throughout our Company. It is a key part of a vigorous corporate-wide effort to promote a positive and ethical work environment.

The Company's shares are listed on three Stock Exchanges in India and GDRs are listed on Luxembourg Stock Exchange. In accordance with Clause 49 of the listing agreement with the domestic stock exchanges and best practices followed internationally on Corporate Governance the details of compliance by the Company are as under:

1. **Company's philosophy on Code of Governance**

   As discussed above, Reliance's philosophy on corporate governance envisages the attainment of the highest levels of transparency, accountability and equity, in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, the government and lenders. Reliance is committed to achieving the highest international standards of corporate governance. Reliance believes that all its operations, and actions must serve the underlying goal of enhancing overall shareholder value, over a sustained period of time.

2. Board of Directors

The Board of Directors consists of 12 directors, out of which 6 are independent directors. The composition of the Board and category of Directors is as follows:

Category	Name of the Directors
Promoter/ Executive Directors	M.D. Ambani *Chairman & Managing Director*
	A.D. Ambani *Vice Chairman & Managing Director*
	N.R. Meswani *Executive Director*
	H.R. Meswani *Executive Director*
Promoter Non-Executive Director	R.H. Ambani
Non-Promoter Executive Director	H.S. Kohli *Executive Director*
Independent Directors	M.L. Bhakta
	T.R.U. Pai
	Y.P. Trivedi
	U. Mahesh Rao* *(Nominee Director of GIC)*
	Dr. D.V. Kapur
	M.P. Modi
	S. Venkitaramanan

* Ceased to be a Director with effect from 17th June, 2003 on the withdrawal of nomination by the General Insurance Corporation of India.

Brief Resume of the Directors being reappointed, nature of their expertise in specific functional areas and names of companies in which they hold directorship and the membership of the committees of the Board are furnished hereunder:

a) **Shri M.L. Bhakta** is a Director of the Company since 27th September, 1977. He is a Senior Partner of Messrs Kanga & Company, a leading firm of Advocates and Solicitors in Mumbai. He has been in practice for over 40 years and has vast experience in the legal field and particularly on matters relating to corporate laws, banking and taxation. He is the legal advisor to leading foreign and Indian companies and banks. He has also been associated with a large number of Euro issues made by Indian companies. He was the Chairman of the Taxation Law Standing Committee of LAWASIA, an Association of Lawyers of Asia and Pacific which has its headquarters in Australia. He is a member of the International Law Association, Indian Chapter Regional Branch, Mumbai, Nathdwara Temple Board, Nathdwara, Rajasthan and President of the Association of Hospitals, Mumbai. He is also a Director in the following companies, viz. Gujarat Ambuja Cements Limited, Micro Inks Limited, The Indian Merchants' Chamber, Bombay, J.C. Bamford Excavators (India) Private Limited, JCB India Limited and JCB Construction Equipment Limited. He is the Chairman of the Remuneration Committee and the Shareholders'/ Investors' Grievance Committee of the Company and Compensation & Remuneration Committee and Banking Matters Committee of Gujarat Ambuja Cements Limited. He is a member of the Audit Committees of Gujarat Ambuja Cements Limited, Micro Inks Limited and JCB India Limited.

b) **Dr. D.V. Kapur** is a Director of the Company since 28th March, 2001. He is a Graduate with Honours in Electrical Engineering and is having vast experience in Power Sector, Engineering, Chemicals and Petrochemicals Industries. He served BHEL, a premier Indian public sector enterprise, in various positions. He was responsible for establishment of the Systems Oriented National Thermal Power Corporation (NTPC), a public sector enterprise of which he was the founder Chairman-cum-Managing Director. Under his leadership NTPC undertook and successfully implemented a series of 2000 MW power projects which today form the main stay of the Indian power sector. For his contribution in building of NTPC, the World Bank Board of Directors described him as a 'Model Manager'. He was Secretary to the Government of India in the Ministry of Power, Heavy Industry and Chemicals & Petrochemicals from 1980 to 1986. For the significant contributions made by him in the fields of Technology Management and Industrial Development, Jawaharlal Nehru Technological University conferred the degree of D.Sc. on him. He has also been associated with a number of national institutions as Chairman, Board of Governors, Indian Institute of Technology, Bombay; Chairman, National Productivity Council; Member, Atomic Energy Commission etc.

He is a Director on the Boards of a number of companies, viz. Reliance Power Limited, Jacobs H&G (P) Limited, GKN Driveline (India) Limited, Larsen & Toubro Limited, Tata Chemicals Limited, Honda Seil Power Products Limited, Zenith Limited, DLF Power Limited, Drivetech Accessories Limited and Reliance Jamnagar Power Private Limited. He is the Chairman of the Audit Committee and Shareholders'/Investors' Relations Committee of Honda Siel Power Products Limited and the Audit Committee and the Chairman's Executive Committee of GKN Driveline (India) Limited and a Member of the Shareholders' Grievance Committee and Audit Committee of Larsen & Toubro Limited, the Audit Committee of Zenith Limited and the Remuneration Committee of the Company.

c) **Shri M.P. Modi** is a Director of the Company since 28th March, 2001. He has held high positions in Government of India as Chairman of Telecom Commission, Secretary, Ministry of Coal and Special Secretary, Insurance. He has considerable management experience, particularly in the fields of energy, insurance, petrochemicals and telecom. At present he is a Director on the Boards of the following companies: ICICI Prudential Life Insurance Company Limited, Essar Shipping Limited and Mangalore Refinery & Petrochemicals Limited. He is the Chairman of the Audit Committees of Mangalore Refinery &

Petrochemicals Limited, ICICI Prudential Life Insurance Co. Limited and a Member of the Audit Committees of Essar Shipping Limited and the Company.

3. Board Meetings its Committee Meetings and Procedures

A. Institutionalised decision making process

With a view to institutionalise all corporate affairs and setting up systems and procedures for advance planning for matters requiring discussion/decisions by the Board, the Company has defined guidelines for the meetings of Board of Directors and Committees thereof. These Guidelines seek to systematize the decision making process at the meetings of Board/Committees, in an informed and most efficient manner.

B. Scheduling and selection of Agenda Items for Board Meetings

(i) The Company holds minimum of four Board Meetings in each year, which are pre-scheduled after the end of each financial quarter. Apart from the four pre-scheduled Board Meetings, additional Board Meetings are convened by giving appropriate notice at any time to address the specific needs of the Company. The Board may also approve permitted urgent matters by passing resolutions by circulation.

(ii) The meetings are held at the Company's Office at 3rd Floor, "Reliance Centre", Walchand Hirachand Marg, Ballard Estate, Mumbai 400 038.

(iii) All divisions/departments in the Company are encouraged to plan their functions well in advance, particularly with regard to matters requiring discussion / approval / decision in the Board / Committee Meetings. All such matters are communicated to the Company Secretary in advance so that the same could be included in the Agenda for the Board Meetings.

(iv) The Board is given presentations covering Finance, Sales and Marketing, and the major business segments and operations of the Company, before taking on record the results of the Company for the preceding financial quarter at each of the pre-scheduled Board Meeting. The Board's annual agenda includes recommending dividend keeping in view the dividend policy, determining directors who shall retire by rotation and recommending appointment of Directors/Auditors, authentication of annual accounts and approving Directors' Report, long-term strategic plan for the Company and the principal issues that the Company expects to face in the future. Board Meetings also note and review functions of its Committees.

(v) The Chairman of the Board and the Company Secretary in consultation with other concerned persons in the senior management, finalise the agenda papers for the Board Meetings.

C. Board Material Distributed in Advance

a. Agenda papers are circulated to the Directors, in advance, in the defined Agenda format. All material information is incorporated in the Agenda Papers for facilitating meaningful and focussed discussions at the meeting. Where it is not practicable to attach any document to the Agenda, the same are placed on the table at the meeting with specific reference to this effect in the Agenda.

b. In special and exceptional circumstances, additional or supplementary item(s) on the agenda are permitted. Sensitive subject matters may be discussed at the meeting without written material being circulated in advance or at the meeting.

D. Recording minutes of proceedings at Board Meeting

The Company Secretary records the minutes of the proceedings of each Board and Committee Meetings. Draft minutes are circulated to all the members of the Board for their comments. The minutes of proceedings of a meeting are entered in the Minutes Book within 30 days from the conclusion of the meeting.

E. Post meeting follow up mechanism

The Guidelines for Board and Committee meetings facilitate an effective post meeting follow-up, review and reporting process for the decisions taken by the Board and Committees.

F. Compliance

The Company Secretary while preparing the agenda, notes on agenda, minutes etc. of the meeting(s), is responsible for and is required to ensure adherence to all the applicable provisions of law including the Companies Act, 1956 and the Secretarial Standards recommended by the Institute of Company Secretaries of India, New Delhi.

4. Attendance of each Director at the Board meetings, last Annual General Meeting and Number of other Directorship and Chairmanship/ Membership of Committee of each Director in various companies:

Name of the Director	Attendance Particulars		No. of Directorships and committee memberships / chairmanships		
	Board Meetings	Last AGM	Other Directorships	Committee Memberships**	Committee Chairmanships**
M.D. Ambani	5	Present	6	1	—
A.D. Ambani	5	Present	4	1	—
N.R. Meswani	5	Present	1	1	—
H.R. Meswani	5	Present	1	1	—
H.S. Kohli	4	Present	1	—	—
R.H. Ambani	4	Present	8	—	1
M.L. Bhakta	5	Present	6	3	3
Y.P. Trivedi	4	Present	13	3	2
T.R.U. Pai	4	Present	5	2	—
U. Mahesh Rao*	2	Present	—	—	—
Dr. D.V. Kapur	5	Present	10	4	3
M.P. Modi	4	Present	3	2	2
S. Venkitaramanan	5	Present	8	4	—

* Ceased to be a Director with effect from 17th June, 2003 on the withdrawal of nomination by the General Insurance Corporation of India.

** In accordance with Clause 49 of the Listing Agreement with the Stock Exchanges, membership/chairmanship of only the Audit Committee, Shareholders'/Investors' Grievance Committee and the Remuneration Committee of all the Public Limited Companies has been considered.

5. Number of Board Meetings held and the dates on which held

5 (Five) Board Meetings were held during the year, as against the minimum requirement of 4 meetings. The dates on which the meetings held were as follows: 23rd April, 2003, 16th June, 2003, 31st July, 2003, 16th October, 2003 and 29th January, 2004. The Company has held at least one meeting in every three months and the maximum time gap between any two meetings was not more than four months. None of the Directors of the Company was a member of more than ten Committees nor was the Chairman of more than five Committees across all Companies in which he was a Director.

6. Board Committees

A. Standing Committees

The Company has the following standing Committees of the Board.

(i) Audit Committee

The Board of the Company has constituted an Audit Committee, comprising four independent, Non-Executive Directors viz. Shri Y.P. Trivedi, Chairman (having financial and accounting knowledge), Shri S. Venkitaramanan, Vice Chairman, Shri T.R.U. Pai and Shri M.P. Modi. The constitution of Audit Committee also meets with the requirements under Section 292A of the Companies Act, 1956.

The terms of reference stipulated by the Board to the Audit Committee are, as contained in Clause 49 of the Listing Agreement and Section 292A of the Companies Act, 1956, as follows:

a. Oversight of the Company's financial reporting process and the disclosure of its financial information.

b. Recommending the appointment and removal of external auditors, fixation of audit fee and also approval for payment for any other services.

c. Reviewing with management the quarterly, half-yearly and annual financial statements before submission to the Board, focussing primarily on (i) any changes in accounting policies and practices, (ii) major accounting entries based on exercise of judgement by management, (iii) qualifications in draft audit report, (iv) significant adjustments arising out of audit, (v) the going concern assumption, (vi) compliance with accounting standards, (vii) compliance with Stock Exchange and legal requirements concerning financial statements and (viii) any related party transactions i.e. transactions of the Company of material nature, with promoters or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of Company at large.

d. Reviewing with the management, external and internal auditors, the adequacy and compliance of internal control systems.

e. Reviewing the adequacy of internal audit functions.

f. Discussion with internal auditors any significant findings and follow up there on.

g. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

h. Discussion with external auditors before the audit commences nature and scope of audit as well as have post-audit discussion to ascertain any area of concern.

i. Reviewing the Company's financial and risk management policies.

j. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non payment of declared dividends) and creditors.

During the year, the Committee has met 5 times, as against the minimum requirement of 3 meetings. The head of finance function, head of internal audit and the representatives of the Statutory Auditors were invited to be present at the Audit Committee Meetings. The Cost Auditors appointed by the Company under Section 233B of the Companies Act, 1956 were also invited to attend the Audit Committee meetings.

Attendance of each Member at the Audit Committee meetings held during the year

Name of Member of Audit Committee	Attendance particulars
Shri Y.P. Trivedi, Chairman	23rd April, 2003, 28th July, 2003, 16th October, 2003 and 29th January, 2004
Shri S. Venkitaramanan, Vice Chairman*	23rd April, 2003, 28th July, 2003, 31st July, 2003, 16th October, 2003 and 29th January, 2004
Shri U. Mahesh Rao**	23rd April, 2003
Shri T.R.U. Pai	23rd April, 2003, 28th July, 2003, 31st July, 2003 and 29th January, 2004
Shri M.P. Modi***	29th January, 2004

* Elected as Vice Chairman of the Audit Committee with effect from 28th July, 2003.

** Ceased to be a Director with effect from 17th June, 2003 on the withdrawal of nomination by the General Insurance Corporation of India.

*** Appointed as a Member of the Audit Committee with effect from 31st July, 2003.

(ii) Remuneration Committee

The Board of the Company has constituted a Remuneration Committee, comprising of 4 independent, Non-Executive Directors viz. Shri M.L. Bhakta, Chairman, Shri Y.P. Trivedi, Shri S. Venkitaramanan and Dr. D.V. Kapur.

The Remuneration Committee has been constituted to recommend/review the remuneration package of the Managing/Whole-time Directors, based on performance and defined criteria.

The remuneration policy is directed towards rewarding performance, based on review of achievements on a periodical basis. The remuneration policy is in consonance with the existing Industry practice.

During the year the Committee met once on 23rd April, 2003, and all the members of the Committee, who are independent non-executive directors, were present at the meeting.

Details of remuneration to Directors for the year

The aggregate value of salary and perquisites including commission paid for the year ended 31st March, 2004 to the Managing Directors/Wholetime Directors is as follows: Shri M.D. Ambani, Chairman and Managing Director, Rs.11.62 crore; Shri A.D. Ambani, Vice Chairman and Managing Director, Rs.11.62 crore; Shri N.R. Meswani, Executive Director, Rs.3.02 crore; Shri H.R. Meswani, Executive Director, Rs.3.02 crore. The aggregate value of salary and perquisites paid to Shri H.S. Kohli, Executive Director was Rs. 0.18 crore. Besides this, all the Whole-time Directors were also entitled to Company's contribution to Provident Fund, Superannuation or Annuity Fund, to the extent not taxable and Gratuity and encashment of leave at the end of tenure, as per the rules of the Company. The agreements with the above Directors are for a period of 5 years from the respective dates of appointments of the said directors and can be terminated by either party by giving three months' notice in writing.

The Company paid sitting fees to all the Non-Executive Directors at the rate of Rs. 5000/- upto 30th September, 2003 and pays at the rate of Rs.20,000/- from 1st October, 2003, for attending each meeting of the Board and/or Committee thereof. The sitting fees paid for the year ended 31st March, 2004 to the Directors are as follows:- Shri R.H. Ambani - Rs. 50,000/-; Shri M.L. Bhakta - Rs. 2,20,000/-; Shri Y.P. Trivedi - Rs. 2,45,000/- Shri T.R.U. Pai - Rs.70,000/-; Shri S. Venkitaramanan - Rs. 1,15,000/-; Shri U. Mahesh Rao - Rs. 20,000/-; Dr. D.V. Kapur - Rs. 55,000/-; and Shri M.P. Modi - Rs. 55,000/-.

The Company has paid Rs. 30,938/- as professional fees to Messrs Kanga & Company, a firm in which Shri M.L. Bhakta, Director of the Company, is a partner.

The Company has not granted any stock option to its directors.

(iii) Shareholders'/Investors' Grievance Committee

The Board of the Company has constituted a Shareholders' / Investors' Grievance Committee, comprising of Shri M. L. Bhakta, (Chairman), Shri Y.P. Trivedi, Shri M.D. Ambani and Shri A. D. Ambani. The Committee, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with the securities transfers. The Committee also looks into redressal of shareholders' complaints like transfer of shares, non-receipt of balance sheet, non-receipt of declared dividends, etc. The Committee oversees the performance of the Registrar and Transfer Agents, and recommend measures for overall improvement in the quality of investor services. The Board of Directors have delegated the power of approving transfer of securities to the Managing Directors and the Company Secretary. The Committee also monitors the implementation and compliance of the Company's Code of Conduct for prevention of Insider Trading in pursuance of SEBI (Prohibition of Insider Trading) Regulations, 1992.

Shri Vinod M. Ambani, President & Company Secretary, is the Compliance Officer for complying with the requirements of the Securities and Exchange Board of India (Prohition of Insider Trading) Regulations, 1992 and Shri Surendra Pipara, Joint Company Secretary is the Compliance Officer for complying with the requirements of the Listing Agreement with the Stock Exchanges.

The total number of complaints received and replied to the satisfaction of shareholders during the year under review, was 20,483. Outstanding complaints as on 31st March, 2004 were Nil. 609 requests for transfers and 1521 requests for dematerialisation were pending for approval as on 31st March, 2004, which were approved and dealt with by 2nd April, 2004 and 3rd April, 2004 respectively.

(iv) Finance Committee

The Finance Committee makes recommendations to the Board relating to capital structure and the issuance of securities, reviews banking arrangements and cash management, and reviews and approves certain short-term and long-term investment transactions, etc. Finance Committee meets as and when the need to consider any matter assigned to it arises.

B. Functional Committees

The Board may, from time to time constitute one or more Functional Committees delegating powers and duties with respect to specific purposes. Meetings of such Committees will be held as and when the need for discussing the matter concerning the purpose arises. Time schedule for holding the meetings of such functional committee(s) shall be finalized in consultation with the Committee Members.

C. Procedures at Committee Meetings

Company's guidelines relating to Board Meetings are applicable to Committee Meetings as far may be practicable. Each Committee has the authority to engage outside experts, advisers and counsel to the extent it considers appropriate to assist the Committee in its work. Minutes of the proceedings of the each Committee Meeting are placed before the Board for its perusal and noting.

7. General Body Meetings

Location and time for last 3 Annual General Meetings were as follows:

Year	AGM	Location	Date	Time
2000-01	AGM	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai 400 020	15th June, 2001	11.00 a.m.
2001-02	AGM	Same as above	31st October, 2002	11.00 a.m.
2002-03	AGM	Same as above	16th June, 2003	11.00 a.m.

During the year ended 31st March, 2004, there have been no resolutions passed by the Company's shareholders through postal ballot. At the ensuing Annual General Meeting, there is no resolution proposed to be passed by postal ballot.

8. a. Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, the directors or the management, their subsidiaries or relatives, etc. that may have potential conflict with the interests of the Company at large.

None of the transactions with any of the related parties were in conflict with the interest of the Company.

b. Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchanges or SEBI, or any statutory authority, on any matter related to capital markets, during the last three years.

SEBI had imposed a monetary penalty of Rs. 4.75 lakhs on the Company for the alleged non-disclosure under Regulations 7(1) and (2) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 in respect of acquisition of shares of a listed Company in the year 2002-03. The Company has preferred an appeal to the Hon'ble Securities Appellate Tribunal against the said order of SEBI and the said appeal is pending.

9. Means of communication

Half-yearly report sent to each household of shareholders

Half yearly report for the half year ended 30th September, 2003 was duly sent to shareholders.

Quarterly results

The quarterly results were published in 'Financial Express' and 'Tarun Bharat', alongwith the official news release, and the detailed presentations made to the media, analysts, institutional investors, etc. were displayed on the corporate website, www.ril.com

The Management Discussion and Analysis (MD&A) is a part of the annual report, and each quarterly official media release.

10. General Shareholder Information

10.1 Annual General Meeting

Day, Date and Time	:	Thursday, the 24th June, 2004 at 11.00 a.m.
Venue	:	Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020

10.2 Financial Calendar (tentative)

Results for the quarter ending June 30, 2004	:	Last week of July, 2004
Results for the quarter ending September 30, 2004	:	Last week of October, 2004
Results for the quarter ending December 31, 2004	:	Last week of January, 2005
Results for the year ending March 31, 2005	:	Last week of April, 2005
Annual General Meeting	:	June, 2005

10.3 Book closure date : Saturday, the 22nd May, 2004 to Saturday, the 29th May, 2004 (both days inclusive), for payment of dividend

10.4 Dividend payment date : On or after 24th June, 2004.

10.5 (a) Listing of Equity Shares on Stock Exchanges at : The Stock Exchange, Mumbai (BSE)
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai 400 001.

The Calcutta Stock Exchange Association Limited
7, Lyons Range,
Kolkata 700 001.

National Stock Exchange of India Limited (NSE)
"Exchange Plaza",
Bandra-Kurla Complex, Bandra (E),
Mumbai 400 051.

Note: (i) Annual listing fees for the year 2004-05, (as applicable) has been paid to the Stock Exchanges;

(ii) The Company's equity shares have been delisted from the Stock Exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Kanpur, New Delhi and Pune. The Company's application to Calcutta Stock Exchange for delisting is in an advanced stage of finalisation.

(b) Listing of Global Depository Receipts (GDRs) at : Luxembourg Stock Exchange and traded on PORTAL System (NASDAQ, USA) and SEAQ System (London Stock Exchange).

(c) Listing of Debt Securities at : The Wholesale Debt Market (WDM) Segment of the National Stock Exchange of India Limited (NSE)

(d) Debenture Trustee : UTI Bank Limited
Maker Tower F, 13th Floor,
Cuffe Parade, Colaba,
Mumbai 400 005.

10.6 (a) Stock Code : Bombay Stock Exchange Scrip Code **'500325'**

: National Stock Exchange Trading Symbol **'RELIANCE EQ'**

(b) Demat ISIN Numbers in NSDL & CDSL for Equity Shares : **INE002A01018**

10.7 Stock Market Data

Month	**The Stock Exchange, Mumbai (BSE)** (In Rs. per share)		**National Stock Exchange (NSE)** (In Rs. per share)	
	Month's High Price	Month's Low Price	Month's High Price	Month's Low Price
April, 2003	302.00	264.00	302.00	264.75
May, 2003	302.00	258.00	302.00	257.15
June, 2003	337.50	291.00	337.75	291.25
July, 2003	361.70	323.20	361.85	323.25
August, 2003	404.75	343.00	424.70	343.60
September, 2003	445.00	391.80	510.00	392.00
Octobter, 2003	497.45	433.10	497.90	370.00
November, 2003	504.40	447.20	510.00	446.20
December, 2003	582.00	477.15	582.80	435.00
January, 2004	603.25	528.60	605.90	527.25
February, 2004	610.45	539.00	620.00	539.00
March, 2004	598.00	505.15	600.00	505.25

10.8 Share price performance in comparison to broad based indices – BSE Sensex and NSE Nifty

a) RIL share price performance relative to BSE Sensex based on share price on 31st March, 2004

Period	**Percentage Change in**		
	RIL share price	Sensex	RIL relative to Sensex
Financial Year 2003-2004	95	83	12
2 years	79	61	18
5 years	313	49	264

b) RIL share price performance relative to Nifty based on share price on 31st March, 2004

Period	**Percentage Change in**		
	RIL share price	Nifty	RIL relative to Nifty
Financial Year 2003-2004	93	81	12
2 years	79	57	22
5 years	313	64	249

10.9 Registrars and Transfer Agents
(Share transfers and communications regarding share certificates, dividends and change of address)

Karvy Computershare Private Limited
46, Avenue 4, Street No.1,
Banjara Hills, Hyderabad 500 034, India
E-Mail: rilinvestor@karvy.com

Note : The Registar and Transfer Agent of the Company is supported by countrywide network of Investor Service Centres. Particulars and contact details of such Centres are given at page no. 125 of this Annual Report.

10.10 Share Transfer System

Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 10 to 15 days from the date of receipt, subject to the documents being valid and complete in all respects. The Company has, as per SEBI guidelines with effect from 24th March, 2000, offered the facility of transfer cum demat. Under the said system, after the share transfer is effected, an option letter was being sent to the transferee indicating the details of the transferred shares and requesting him in case he wishes to demat the shares, to approach a Depository Participant (DP) with the option letter. The DP, based on the option letter, generates a demat request and sends the same to the Company along with the option letter issued by the Company. On receipt of the same, the Company dematerialise the shares. In case the transferee does not wish to dematerialise the shares, he need not exercise the option and the Company will despatch the share certificates after 30 days from the date of such option letter.

However, in terms of SEBI Circular SEBI/MRD/Cir-10/2004 dated 10th February, 2004, the Company has discontinued, with effect from 11th February, 2004, the practice of sending option letter for dematerialisation subsequent to transfer.

10.11 Distribution of Shareholding as on 31st March, 2004


Banks / MFs / FIs 8.77%
Foreign Investors 29.62%
Others 14.94%
Promoters/Persons acting in concert 46.67%

10.12 Dematerialisation of Shares

Over 92.63% of the Company's paid-up equity share capital has been dematerialised up to 31st March, 2004. Trading in Equity Shares of the Company is permitted only in dematerialised form as per notification issued by the Securities and Exchange Board of India (SEBI).

Liquidity

RIL shares are among the most liquid and actively traded shares on the Indian stock exchanges. RIL shares consistently rank among the top few frequently traded shares, both in terms of number of shares traded, as well as in terms of value. The highest trading activity is witnessed on the BSE and NSE. Relevant data for the average daily turnover for the financial year 2003-04 is given below:

	The Stock Exchange, Mumbai (BSE)	National Stock Exchange (NSE)	BSE + NSE
In No. of shares (in million)	2.94	6.06	9.00
In value terms (Rs. million)	1344.46	2703.96	4048.42
($ Million)	30.99	62.32	93.31

10.13 Outstanding GDRs/Warrants and Convertible Instruments

Outstanding GDRs as on 31st March, 2004 represent 85,650,461 shares constituting 6.13% of the paid up equity share capital of the Company. There are no further outstanding instruments, which are convertible into equity shares of the Company.

10.14 Plant locations

- **Hazira Complex**
  Village Mora, Bhatha P.O.Surat-Hazira Road,
  Surat - 394 510,
  Gujarat State, India.
- **Jamnagar Complex**
  Village Meghpar/Padana, Taluka Lalpur,
  District Jamnagar - 361 280
  Gujarat State, India.
- **Naroda Complex**
  103/106, Naroda Industrial Estate Naroda,
  Ahmedabad - 382 320
  Gujarat State, India.
- **Patalganga Complex**
  B-4, Industrial Area, Patalganga
  Off Bombay-Pune Road, Near Panvel,
  District Raigad - 410 207,
  Maharashtra State, India.

10.15 Address for Correspondence

(i) **Investor Correspondence** - For transfer / dematerilisation of shares, payment of dividend on shares, interest and redemption of debentures, and any other query relating to the shares and debentures of the Company.

- **For Securities held in Physical form**
  Karvy Computershare Private Limited
  46, Avenue 4, Street No. 1 Banjara Hills,
  Hyderabad - 500 034.
  E-Mail: rilinvestor@karvy.com
- **For Securities held in Demat form**
  To the Depository Participant

(ii) **Any query on Annual Report**
Secretarial Department
Reliance Industries Limited
Fosbery Road,
Off. Reay Road Station (East),
Mumbai - 400 033.

10.16 Transfer of unclaimed amounts to Investor Education and Protection Fund

The investors are advised to claim the unencashed dividends lying in the unpaid dividend accounts of the Company before the due dates (as indicated in the Notes to the Notice) for crediting the same to the Investor Education and Protection Fund.

During the year under review the Company has credited a sum of Rs. 7.36 crore to the Investor Education and Protection Fund pursuant to Section 205C of the Companies Act, 1956 and the Investor Education and Protection Fund (awareness and protection of investors) Rules, 2001.

Directors' Report

Your Directors are pleased to present the 30th Annual Report and the audited accounts for the year ended 31st March, 2004.

Financial Results

The performance of the Company for the financial year ended 31st March, 2004 is summarised below :

		2003-04			2002-03	
		Rs. Cr.	**US$ Mn***		Rs. Cr.	US$ Mn
Gross profit before interest, depreciation		**10,982.88**	**2,512**		9,366.46	1,973
Less: Interest		**1,434.72**	**328**		1,555.16	328
Depreciation	**3,331.39**			3,452.79		
Less: Transfer from General Reserve	**84.37**	**3,247.02**	**43**	615.70	2,837.09	597
Profit before Tax		**6,301.14**	**1441**		4,974.21	1,048
Less: Provision for Current Taxation		**351.00**	**80**		245.90	52
Provision for Deferred Tax		**790.00**	**181**		624.00	132
Profit after Tax		**5,160.14**	**1180**		4,104.31	864
Add: Balance in Profit and Loss Account		**3,343.06**	**765**		2,726.23	574
Taxation Reserve Written Back		**10.00**	**2**		-	-
Taxation for Earlier Years		**(23.03)**	**(5)**		-	-
Debenture Redemption Reserve Written Back		**850.00**	**194**		-	-
Investment Allowance (Utilised) Reserve Written Back		**76.63**	**18**		-	-
Amount Available for Appropriation		**9,416.80**	**2,154**		6,830.54	1,438
Appropriations :						
Capital Redemption Reserve		-	-		400.00	84
Debenture Redemption Reserve		-	-		279.75	59
General Reserve		**3,000.00**	**686**		2,000.00	421
Interim dividend on Preference Shares		-	-		20.08	4
Proposed dividend on Equity Shares		**733.10**	**168**		698.19	147
Tax on dividend		**91.64**	**21**		89.46	19
Balance carried to Balance Sheet		**5,592.06**	**1279**		3,343.06	704
		9,416.80	**2,154**		6,830.54	1,438

* 1 US $ = Rs. 43.7175 Exchange rate as on 31st March, 2004 (Previous year as on 31st March, 2003 1 US $ = Rs. 47.485)

Dividends

The Directors have recommended a dividend of Rs 5.25 per Equity Share on 139,63,77,536 Equity Shares of Rs 10 each for the financial year ended 31st March, 2004, which if approved at the forthcoming Annual General Meeting, will be paid to (i) all those Equity Shareholders whose names appear in the Register of Members as on 29th May, 2004 and (ii) to those whose names as beneficial owners are furnished by National Securities Depository Limited and Central Depository Services (India) Limited.

Financial Condition and Results of Operation

Management Discussion and Analysis of Financial Condition and Results of Operation of the Company for the year under review, as stipulated in Clause 49 of the Listing Agreement with the Stock Exchanges, is given as a separate statement in the Annual Report.

The Company has entered into various contracts in the areas of oil & gas, refining, petrochemicals and telecommunication businesses. While benefits from such contracts will accrue in the future years, the Board of Directors shall periodically review their progress.

Subsidiary Companies

During the year, Reliance Communications International Inc. (Subsidiary of Reliance Communications Inc.) has become a Subsidiary of the Company.

In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors of the Subsidiary Companies have not been attached with the Balance Sheet of the Company. The Company will make available these documents/details upon request by any member of the Company interested in obtaining the same. However, pursuant to Accounting Standard AS-21 issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by the Company includes the financial information of its subsidiaries.

Fixed Deposits

The Company has not accepted any fixed deposit during the year.

Directors

Shri U. Mahesh Rao ceased to be the Director of the Company with effect from 17th June, 2003, on the withdrawal of his nomination by General Insurance Corporation of India (GIC). Your Board placed on record its deep appreciation for the valuable advice and guidance given by him to the Company during his tenure as Nominee Director of GIC.

Shri M.L. Bhakta, Dr. D.V. Kapur and Shri M.P.Modi, retire by rotation and being eligible, offer themselves for reappointment at the ensuing Annual General Meeting.

Brief resume of the above Directors, nature of their expertise in specific functional areas and names of companies in which they hold the directorship and the membership/chairmanship of committees of the Board, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges, are given in the section on Corporate Governance elsewhere in the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the annual accounts the applicable accounting standards have been followed;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31st March, 2004 and of the profit of the Company for the year ended on that date.

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts of the Company on a 'going concern' basis.

Consolidated Financial Statements

In accordance with the Accounting Standard AS-21 on Consolidated Financial Statements read with Accounting Standard AS-23 on Accounting for Investments in Associates, your Directors have pleasure in attaching the Consolidated Financial Statements which form part of the Annual Report and Accounts.

Auditors and Auditors' Report

Messrs Chaturvedi & Shah and Messrs Rajendra & Co., Chartered Accountants, Statutory Auditors of the Company, hold office until the conclusion of the forthcoming Annual General Meeting and are eligible for re-appointment. The Company has received letters from them to the effect that their appointments, if made, would be within the prescribed limits under Section 224(1-B) of the Companies Act, 1956 and also that they are not otherwise disqualified within the meaning of sub section (3) of Section 226 of the Companies Act, 1956, for such appointment.

The notes to the accounts referred to in the Auditors' Report are self-explanatory and therefore do not call for any further comments.

Cost Auditors

The Central Government had directed an audit of the cost accounts maintained by the Company in respect of its Textiles, Polyester and Chemicals businesses. The Central Government has approved the appointments of Shri S.N. Bavadekar, Cost Accountant, for conducting the cost audit for the Textiles, Polyester and a part of Chemicals businesses and Messrs V.J. Talati & Co., Cost Accountants, for conducting the cost audit of a part of the Chemicals business for the financial year ended on 31st March, 2004.

International Accountants

The report submitted by Messrs Deloitte Haskins & Sells, member firm of Deloitte Touche Tohmatsu (DTT), appointed as International Accountants of the Company, for the year under review to the Board of Directors, is circulated with this report for the information of members.

Personnel

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are set out in the Annexure to the Directors' Report. However, as per the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Report and Accounts is being sent to all the shareholders of the Company excluding the aforesaid information. Any shareholder interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Energy Conservation, Technology Absorption and Foreign Exchange earnings and outgo

The information relating to energy conservation, technology absorption, foreign exchange earnings and outgo required to be disclosed under The Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 is given in Annexure forming part of this report.

Corporate Governance

A separate section on Corporate Governance and a Certificate from the Auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges, form part of the Annual Report.

Delisting

In accordance with the approval granted by the shareholders, the Company has got its equity shares delisted from the Stock Exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Kanpur, New Delhi and Pune. The delisting from the Stock Exchange at Kolkata is in an advanced stage and the approval is expected to be received soon.

The Company's equity shares shall continue to be listed on the Stock Exchange, Mumbai (BSE) and the National Stock Exchange of India (NSE), which have nation-wide trading terminals.

Acknowledgment

Your Directors would like to express their grateful appreciation for the assistance and co-operation received from the Financial Institutions, Banks, Government Authorities, Customers, Vendors and Shareholders during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the committed services of the Executives, Staff and Workers of the Company.

For and on behalf of the Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Mumbai
Dated: 29th April, 2004.

Annexure to Directors' Report

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988.

A. CONSERVATION OF ENERGY

(a) Energy Conservation measures taken

The Company provides high priority to energy conservation schemes to conserve natural resources and remain globally competitive. Energy audits and benchmarking studies are done regularly to identify areas for energy savings. Energy benchmarking of the Refinery for the year 2003 conducted by Shell indicated lowest corrected Energy Index and Energy & Loss Index. Some of the major energy conservation measures carried out during the year by the Company are listed below:

1. Substitution of higher pressure steam by lower pressure steam in process heating applications in various plants like purification crystalliser in PTA plant, dryer in PVC plant, draw chest and steam box in PSF plant and stripping column and quench AHUs in POY plant.
2. Elimination of double pumping of fluids in various services like raw water and DM water service in CPP plant and acetic acid service in PTA plant.
3. Substitution of costlier fuel with cheaper fuel like use of FCC gas in GTs and HRSGs instead of Naphtha.
4. Operational improvements like replacement of solid metallic fan blades with hollow FRP fan blades, double sealing arrangement in GT bypass stack damper, process optimization by addition of catalyst in slurry mix tank, online water wash of GT air compressor, installation of additional depropaniser column in Cracker plant and modification of CGC discharge line in Cracker plant.
5. Improvement in efficiency of pumps in PE and MEG plants and reduction in excess flow from eductor circulation pump in VCM plant.
6. Improvement in electrical systems like replacement of filament type indication lamps in MCC panel by LED type in MEG plant and replacement of conventional chokes by new generation electric chokes in MEG plant.

(b) Additional Investment / proposals being implemented for reduction of consumption of Energy

1. Usage of lower pressure steam in place of high pressure steam like use of flash steam in stripper of PE-I &II and import of LP steam in place of MP steam letdown in MEG plant.
2. Operational improvements like installation of condensate pot for MEG column reboiler, optimization of feed tray location in Hiboil column in VCM plant, use of hot recycle solvent to preheat reactor feed in PE-II plant, installation of second effluent desalter wash water exchanger and detailed pinch study in Crude oil exchanger network to improve pre-heat.
3. Pump efficiency improvements like cooling water pumps internal coating, and optimization of BFW pumping system.
4. Steam system improvements like recovery of phase-1 boiler blow down and reduction of dilution steam generator blow-down by using exchanger in Cracker plant.

(c) Impact of measures at (a) & (b) above for reduction in consumption of energy and on the cost of production of goods

1. As a result of various energy conservation measures taken, the Company saved energy equivalent to Rs.115 crores per annum.
2. The additional investment / proposals being implemented for reduction in energy consumption have potential to reduce energy consumption equivalent to Rs.123 crore per annum.

(d) Total Energy Consumption and Energy Consumption per unit of production as per Form 'A' attached hereto.

B. TECHNOLOGY ABSORPTION

Efforts made in technology absorption - as per Form B given below:

Form B

1. Research and Development (R & D)

a. Specific areas in which the research and development (R & D) carried out by the Company

(i) Improved Chemical formulation for caustic tower anti-polymerant trials in Cracker plant.

(ii) Development of process for manufacturing P-diethyl Benzene from mixed Xylenes using in-house available equipments.

(iii) Development of analytical method for determining Sulphur impurities in feed ethylene to EO reactor at ppb level in MEG plant.

(iv) Completion of Organic Stripping Column (OSC) modification for burning volatile organic components from Esterification process in Dowtherm vaporizers.

(v) New Generation bottle grade PET manufacturing technology. Full scale commercial unit installation and research initiatives based on the initial production trials – both at commercial plant at Hazira and pilot plant at Reliance Technology Center (RTC), Patalganga.

(vi) Modification of catalyst properties to suit the requirements of PP plants at Hazira and Jamnagar.

(vii) Addition of new section in catalyst plant to treat the waste gases.

(viii) Additional facility of Bulk Polymerization for Relcat 10X.

(ix) Developed fluorescent shades on polyester fabrics for use as safety outerwear fabrics.

(x) Developed extended laundering colourfast fabrics for institutional/up-market requirement using dope-dyed fibres.

(xi) Standardization flame-retardant, Water & Oil repellent finishes on PW blends.

(xii) Development of oil & water repellent finish on Lycra-stretch fabrics for International Market.

(xiii) Development & manufacturing of very high colour-fast Polyester-viscose blends for uniform fabrics.

(xiv) Development of Moisture-management finish on synthetic blended suiting fabrics.

b. Benefits derived as a result of above efforts

(i) Chemical formulation for caustic tower anti-polymerant trials in cracker plant, potential benefit of Rs. 60 lacs/year.

(ii) Production of p- diethyl benzene will give value addition in aromatics plant to the tune of Rs. 1.5 crore/annum

(iii) Development of analytical method for determining Sulphur impurities in feed ethylene to EO reactor at ppb level in MEG plant resulted in optimization of the run length of Sulphur guard bed.

(iv) Organic Stripper Column Modification resulted in the safe disposal hazardous and toxic organic components.

(v) Treatment of waste gases in Catalyst plant resulted in improved environment and working atmosphere.

(vi) Bulk polymerization will be used for evaluation of each batch of catalyst at the identical condition, which will be helpful in outside RIL sale of catalyst.

(vii) Providing invertor driven back-up Chilled Water Pump resulting in benefit of Rs. 16.98 lakhs per year.

(viii) Integration of Old & New Chilled Water systems resulting in benefit of Rs. 54.43 lakhs per year.

(ix) Providing invertor on Service Water pump B motor resulting in benefit of Rs. 9.4 lakhs per year.

(x) Reduction of pressure drop in instrument air system by replacement of chiller resulting in benefit of Rs. 20 lakhs per year.

(xi) Produced V.high colourfast Polyester-Rayon blends for Institutional/Defence uniform fabrics.

(xii) Standardized high performance flame-retardant, water & oil repellent fabrics finishes.

(xiii) Produced stain-repellent Lycra-stretch fabrics for active & leisurewear end use.

(xiv) Produced comfort Polyester blends by moisture management finishing technique.

c. Future plan of action

(i) Development of Water-proof, weather colour-fast fabrics for outdoor application.

(ii) Standardization of Lycra-plied yarn through assembly winding & TFO twisting route.

(iii) Development of Chintz finishes by standardisation of wet & dry finishing processes.

(iv) Development of advance finishes having stain-repellent & stain-release properties together.

(v) Standardization and development of tri-blends fabrics using Polyester-Wool & Rayon for International market.

(vi) Study and dyeing process improvisation of wool-dyeing cycle to minimize wool-felting and reduction in waste.

d. Expenditure on R & D		Rs. in crore
a)	Capital	14.50
b)	Recurring	19.09
	Total	33.59
c)	Total R & D as a percentage of total turnover	0.06

2. Technology absorption, adaptation and innovation

a. Efforts made towards technology absorption, adaptation and innovation:

Imported technologies have been successfully absorbed resulting in high production level in operations. New product developments were also done to meet the customer demand and to increase the customer base of the Company. Technologies innovations have been successfully implemented to increase production and reduce consumptions of raw materials, catalysts, chemicals and utilities. Some such innovations are as under :

(i) New Depropaniser column was installed to reduce propylene loss from propylene tower.

(ii) Increasing Oxy load and carrying out minor modifications increased VCM plant capacity from 900 MTPD to 933 MTPD.

(iii) Volumetric loading increased in PVC reactor from 94% to 96% for K 57 & K 60 grade.

(iv) Advanced process control has been successfully implemented in LLDPE plant distillation sections to optimize operations.

(v) Operating conditions modified and additive changed in PP random grade application to reduce odor in the product and volatiles.

(vi) Rate of PP production increased by change in controlling catalyst particle size at catalyst plant and rotary feeder modified to improve reliability of operation.

(vii) *Antimicrobial fibrefill product developed for high performance applications.*

(viii) In CPP plant EMS upgraded with the implementation of Active and Reactive power control system.

(ix) Retrol firing established in all GT's and HRSG's to substitute costlier naphtha firing.

b. Benefits derived as a result of the above efforts

(i) Capacity enhancement /New grade development / Improvement and Cost reduction has resulted in *benefits of approximately Rs. 90 crore per annum.*

(ii) Import substitution

- Reduced import of EDC by sustained production in HTDC reactor resulted in benefits of Rs. 19 crore per annum.
- Indigenous C8-C10 in PE plant has resulted in Rs. 1.3 crore per annum.

c. Information regarding Imported Technology

Product	Technology from	Year of Import	Status of implementation / absorption
Polyester Staple Fibre Fill	Dupont (U.S.A) / Chemtex U.S.A.	1998	Full
Paraxylene	UOP Inter America Inc.-U.S.A.	1999	Full
Polypropylene	Union Carbide U.K.	1999	Full

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

1. *Activities relating to export, initiatives taken to increase exports, Development of New export markets for Products and Services and Export Plan.*

The Company has continued to maintain focus and avail of export opportunities based on economic considerations. During the year the Company has exports (FOB value) worth Rs. 11,817.54 crore (US $ 2703.16 million).

2. Total Foreign exchange used and earned

		Rs. in crore
a.	Total Foreign Exchange earned	**11,823.55**
b.	Total savings in foreign exchange through products manufactured by the Company and deemed exports (US$ 9,071 million)	**39,654.26**
	Subtotal (a+b)	**51,477.81**
c.	Total Foreign Exchange used	**34,979.70**

Form 'A'

Form for disclosure of particulars with respect to conservation of energy

A. Power & Fuel Consumption

		2003-04	2002-03
1	**Electricity**		
	a) Purchased Units (lacs)	59.73	45.71
	Total Cost (Rs. in crore)	2.83 #	2.03
	Rate/Unit (Rs.)	**4.73**	**4.44**
	b) Generation by/through captive power facilities through Steam Turbine/Generator		
	Units (lacs)	23,303.06	22,540.20
	KWH per unit of fuel	4.68	5.45
	Total Cost (Rs. in crore)	693.32	614.58
	Cost/Unit (Rs.)	**2.98**	**2.73**
	c) Own Generation		
	1) Through Diesel Generator		
	Units (lacs)	22.46	62.18
	KWH per unit of fuel	3.71	6.04
	Fuel Cost/Unit (Rs.)	**4.97**	**2.13**
	2) Through Steam Turbine/Generator		
	Units (lacs)	23,467.93	24,333.34
	KWH per unit of fuel	5.11	4.15
	Fuel Cost/Unit (Rs.)	**2.17**	**1.91**
2	**Coal**		
	Quantity (tonnes)	NIL	NIL
	Total Cost (Rs. in crore)	NIL	NIL
	Average rate per Unit (Rs.)	**NIL**	**NIL**
3	**Furnace Oil**		
	Quantity (K. Ltrs)	160,443.13	146,391.24
	Total Cost (Rs. in crore)	155.23	133.65
	Average rate per Ltr. (Rs.)	**9.68**	**9.13**
4	**Diesel Oil / GT Fuel**		
	Quantity (K.Ltrs)	1,057,418.95	1,208,203.28
	Total Cost (Rs. in crore)	892.96	1,019.65
	Average rate per Ltr. (Rs.)	**8.44**	**8.44**
5	**Others**		
	Gas		
	Quantity (1000 M3)	1,168,581.66	1,128,823.35
	Total Cost (Rs. in crore)	1,084.05	1,043.35
	Average rate per 1000M3 (Rs.)	**9,276.61**	**9,242.83**

Excluding Demand Charges

B. Consumption per unit of Production

Product	Electricity (KWH) HSD/ HFHSD (Ltrs)		Furnace Oil/		LSHS (kgs)		Gas (SM3)	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Fabrics (Per 1000 mtrs)	3,979	4,282	3	2	-	-	580	641
PFY (per MT)	733	840	65	65	1	12	45	-
PSF (per MT)	476	480	49	47	1	10	24	-
PTA (per MT)	388	389	8	8	-	-	-	-
LAB (per MT)	623	627	84	307	348	207	-	-
MEG (per MT)	583	584	-	-	-	-	-	-
PVC (per MT)	531	540	-	-	-	-	-	-
HDPE (per MT)	325	327	-	-	-	-	-	-
PP (per MT)	327	329	-	-	-	-	0	0
FF (per MT)	721	855	-	-	-	-	53	352
Cracker (per MT)	138	144	-	-	-	-	-	-
PET (per MT)	287	301	-	-	-	-	73	-
PX (per MT)	269	270	17	17	-	-	0	0
Petro-products (per MT)	59	61	-	-	-	-	0	0

For and on behalf of the Board of Directors

Mumbai
Dated: 29th April, 2004.

Mukesh D. Ambani
Chairman & Managing Director

Auditors' Certificate on Corporate Governance

To the Members of

RELIANCE INDUSTRIES LIMITED

We have examined the compliance of conditions of Corporate Governance by Reliance Industries Limited, for the year ended on 31st March, 2004, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company for ensuring compliance with the conditions of the Corporate Governance as stipulated in the said Clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and based on the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

As required by the Guidance Note issued by the Institute of Chartered Accountants of India we have to state that no investor grievances were pending for a period of one month against the Company as per the records maintained by the Shareholders / Investor's Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **Chaturvedi & Shah**
Chartered Accountants

D.Chaturvedi
Partner
Membership No.: 5611

For **Rajendra & Co.**
Chartered Accountants

R.J.Shah
Partner
Membership No.: 7586

Mumbai
Dated: 29th April 2004

Auditors' Report

To the Members,

Reliance Industries Limited

We have audited the attached Balance Sheet of **Reliance Industries Limited** as at 31st March, 2004 and the Profit and Loss Account for the year ended on that date annexed thereto and Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with Auditing Standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure hereto a statement on the matters specified in paragraphs 4 and 5 of the said Order.

3. Further to our comments in the Annexure referred to in paragraph 2 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) In our opinion, proper books of account, as required by law, have been kept by the Company, so far as appears from our examination of those books;

   c) The Balance Sheet, Profit Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d) In our opinion the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the mandatory Accounting Standards referred in sub-section (3C) of section 211 of the Companies Act, 1956;

   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2004 from being appointed as directors in terms of clause (g) of sub-section (1) of section 274 of the Companies Act 1956;

   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required, and present a true and fair view, in conformity with the accounting principles generally accepted in India:

      (i) In so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31st March, 2004;

      (ii) In so far as it relates to the Profit and Loss Account, of the Profit of the Company for the year ended on that date; and

      (iii) In so far as it relates to the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner
Membership No.: 5611

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner
Membership No.: 7586

Mumbai
Dated: 29th April, 2004

Annexure to Auditors' Report

Referred to in Paragraph 2 of our report of even date

1. In respect of its fixed assets:
   a. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information.
   b. As explained to us, the fixed assets have been physically verified by the management during the year in a phased periodical manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets. No material discrepancies were noticed on such physical verification.
   c. In our opinion, the Company has not disposed of substantial part of fixed assets during the year and the going concern status of the Company is not affected.
2. In respect of its inventories:
   a. As explained to us, inventories have been physically verified by the management at regular intervals during the year.
   b. In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
   c. The Company has maintained proper records of inventories. As explained to us, there were no material discrepancies noticed on physical verification of inventory as compared to the book records.
3. In respect of loans, secured or unsecured, granted or taken by the Company to/from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956:
   a. The Company has granted loans to two parties aggregating to Rs. 1,112.05 crore and taken loans from one party aggregating to Rs. 1,175.00 crore during the year.
   b. In our opinion and according to the information and explanations given to us, the rate of interest, wherever applicable and other terms and conditions are not prima facie prejudicial to the interest of the Company.
   c. In respect of loans granted by the Company to one party, the amount has been repaid during the year. In respect of the other party, a wholly owned subsidiary of the Company, the loan is interest-free and is repayable on demand. In respect of loans taken by the Company, the interest payments are regular and the principal amount is repayable on demand.
   d. There is no overdue amount in respect of loans taken by the Company. In respect of loans given by the Company, these are repayable on demand and therefore the question of overdue amounts does not arise.
4. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of inventory, fixed assets and also for the sale of goods. During the course of our audit, we have not observed any major weaknesses in internal controls.
5. In respect of transactions covered under Section 301 of the Companies Act, 1956:
   a. In our opinion and according to the information and explanations given to us, the transactions made in pursuance of contracts or arrangements, that needed to be entered into in the register maintained under Section 301 of the Companies Act, 1956 have been so entered.
   b. In our opinion and according to the information and explanations given to us, there are no transactions in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 aggregating during the year to Rs. 5,00,000/- (Rupees Five Lacs only) or more in respect of any party.
6. The Company has not accepted any deposits from the public.
7. In our opinion, the internal audit system of the Company is commensurate with its size and nature of its business.
8. The Central Government has prescribed maintenance of Cost Records under Section 209 (1) (d) of the Companies Act, 1956 in respect of certain manufacturing activities of the Company. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.
9. In respect of statutory dues:
   a. According to the records of the Company, undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-Tax, Sales-tax, Wealth Tax, Customs Duty, Excise Duty, Cess and other statutory dues have been generally regularly deposited with the appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at 31st March, 2004 for a period of more than six months from the date of becoming payable.

b. The disputed statutory dues aggregating to Rs. 530.93 crore, that have not been deposited on account of matters pending before appropriate authorities are as under:

Sr. No.	Name of the statute	Nature of the Dues	Forum where dispute is pending	Amount (Rs. in crore)
1.	Income Tax Act, 1961	Income-Tax	Commissioner of Income-Tax (Appeals)	220.61
2.	Central Excise Act, 1944	Excise Duty and Service Tax	Commissioner of Central Excise	28.98
			CEGAT	62.37
			High Court	16.21
			Supreme Court	14.66
3.	Central Sales Tax Act and Sales Tax Act of various states	Sales Tax	Commissioner (Appeals)	116.35
			Appellate Tribunal	6.55
			High Court	22.15
4.	Customs Duty Act	Customs Duty	CEGAT	43.05
			TOTAL:	530.93

10. The Company has no accumulated losses and has not incurred any cash losses during the financial year covered by our audit or in the immediately preceding financial year.

11. Based on our audit procedures and according to the information and explanation given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

12. In our opinion and according to the information and explanation given to us, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund or a nidhi /mutual benefit fund/ society. Therefore, clause 4(xiii) of the Companies (Auditor's Report) Order 2003 is not applicable to the Company.

14. The Company has maintained proper records of transactions and contracts in respect of trading in securities, debentures and other investments and timely entries have been made therein. All shares, debentures and other investments have been held by the Company in its own name.

15. The Company has given guarantees for loans taken by others from banks or financial institutions. According to the information and explanations given to us, we are of the opinion that the terms and conditions thereof are not prima-facie prejudicial to the interests of the Company.

16. The Company has not raised any new term loans during the year. The term loans outstanding at the beginning of the year were applied for the purposes for which they were raised.

17. According to the information and explanations given to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that the Company has utilised Rs 5,032.46 crore from short term sources towards repayment of long-term borrowings and acquisition of fixed assets.

18. During the year, the Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956.

19. The Company has created securities in respect of debentures issued.

20. The Company has not raised any money by way of public issue during the year.

21. In our opinion and according to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the year, that causes the financial statements to be materially misstated.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner
Membership No.: 5611

Mumbai
Dated: 29th April, 2004

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner
Membership No.: 7586

International Accountants' Report

To the Board of Directors of

RELIANCE INDUSTRIES LIMITED

We have audited the Balance Sheet of Reliance Industries Limited as at 31st March, 2004, the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date (the financial statements) attached hereto, which have been prepared in accordance with the Generally Accepted Accounting Principles in India and Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956.

Respective Responsibilities of the Management and Auditors

The management of the Company is responsible for the preparation of these financial statements. The financial statements have also been audited by firms of Chartered Accountants appointed as Auditors under the statute (The Companies Act, 1956) who submit separately their report in accordance with the provisions of the Companies Act. It is our responsibility to form an independent opinion, based on our audit of the statements and to report our opinion to you as a concurrent special assignment.

Basis of Opinion

We conducted our audit in accordance with the auditing standards issued by the Institute of Chartered Accountants of India. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the management in the preparation of the financial statements and whether the accounting policies are appropriate to the circumstances to the Company, consistently applied and adequately disclosed. We planned and performed audit so as to obtain all information and explanation, which to the best of our knowledge and belief were necessary for the purposes of our audit.

The financial statements dealt with by this report are in agreement with books of accounts of the Company.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements read with the accounting policies and notes thereon give a true and fair view:

(i) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2004;

(ii) In the case of the Profit and Loss Account, of the profit for the year ended on that date; and

(iii) In the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner
Membership No. 15291

Mumbai
Dated: 29th April, 2004

Balance Sheet as at 31st March, 2004

(Rs. in crore)

	Schedule		As at 31st March, 2004		As at 31st March, 2003
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1,395.95		1,395.92	
Reserves and Surplus	'B'	33,056.50		28,978.49	
			34,452.45		30,374.41
Loan Funds					
Secured Loans	'C'	11,451.14		11,776.86	
Unsecured Loans	'D'	9,493.52		7,981.45	
			20,944.66		19,758.31
Deferred Tax Liability			3,474.82		2,684.82
TOTAL			58,871.93		52,817.54
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		53,502.91		50,552.99	
Less: *Depreciation*		21,713.74		18,461.16	
Net Block		31,789.17		32,091.83	
Capital Work -in -Progress		3,356.81		1,994.44	
			35,145.98		34,086.27
Investments	'F'		13,971.40		6,722.72
Current Assets, Loans and Advances					
Current Assets	'G'				
Inventories		7,231.22		7,510.41	
Sundry Debtors		3,046.38		2,998.11	
Cash and Bank Balances		224.24		147.21	
Other Current Assets		995.15		562.06	
		11,496.99		11,217.79	
Loans and Advances	'H'	10,543.06		11,139.33	
		22,040.05		22,357.12	
Less: **Current Liabilities and Provisions**	'I'				
Current Liabilities		11,312.32		9,490.89	
Provisions		973.18		904.83	
		12,285.50		10,395.72	
Net Current Assets			9,754.55		11,961.40
Miscellaneous Expenditure (to the extent not written off or adjusted)			–		47.15
TOTAL			58,871.93		52,817.54
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 29th April, 2004

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
A. D. Ambani - Vice-Chairman & Managing Director
N. R. Meswani, **H. S. Kohli** } Executive Directors
R. H. Ambani, **M. L. Bhakta**, **T. R. U. Pai**, **Y. P. Trivedi**, **Dr. D. V. Kapur**, **M. P. Modi**, **S. Venkitaramanan** } Directors
V. M. Ambani - Company Secretary

Profit and Loss Account for the year ended 31st March, 2004

	Schedule	2003-04		2002-03	(Rs. in crore)
INCOME					
Turnover and Inter Divisional Transfers		74,417.90		65,061.44	
Less: Inter Divisional Transfers		18,170.87		14,965.63	
Turnover		56,247.03		50,095.81	
Less: Excise Duty Recovered on Sales		4,445.50		4,198.02	
Net Turnover			51,801.53		45,897.79
Other Income	'J'		1,138.05		1,001.21
Variation in Stocks	'K'		(605.41)		2,435.49
			52,334.17		49,334.49
EXPENDITURE					
Purchases			2,218.28		3,420.75
Manufacturing and Other Expenses	'L'		39,133.01		36,547.28
Interest	'M'		1,434.72		1,555.16
Depreciation		3,331.39		3,452.79	
Less : Transferred from General Reserve [Refer Note 3, Schedule 'O']		84.37		615.70	
			3,247.02		2,837.09
			46,033.03		44,360.28
Profit Before Tax			6,301.14		4,974.21
Provision for Current Tax			351.00		245.90
Provision for Deferred Tax			790.00		624.00
Profit after Tax			5,160.14		4,104.31
Add: Balance brought forward from Previous year			3,343.06		2,726.23
Taxation Reserve Written Back			10.00		–
Taxation for Earlier Years			(23.03)		–
Debenture Redemption Reserve Written Back			850.00		–
Investment Allowance (utilised) Reserve Written Back			76.63		–
Amount Available for Appropriations			9,416.80		6,830.54
APPROPRIATIONS					
Capital Redemption Reserve		–		400.00	
Debenture Redemption Reserve		–		279.75	
General Reserve		3,000.00		2,000.00	
Interim Dividend on Preference Shares (paid)		–		20.08	
Proposed Dividend on Equity Shares		733.10		698.19	
Tax on Dividend		91.64		89.46	
			3,824.74		3,487.48
Balance Carried to Balance Sheet			5,592.06		3,343.06
Basic and Diluted Earning per Share of Rs 10 each (in Rupees) [Ref. Note 11, Schedule 'O']			36.79		29.25
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
A. D. Ambani - Vice-Chairman & Managing Director
N. R. Meswani, **H. S. Kohli** } Executive Directors
R. H. Ambani, **M. L. Bhakta**, **T. R. U. Pai**, **Y. P. Trivedi**, **Dr. D. V. Kapur**, **M. P. Modi**, **S. Venkitaramanan** } Directors
V. M. Ambani - Company Secretary

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 29th April, 2004

Schedules forming part of the Balance Sheet

SCHEDULE 'A

SHARE CAPITAL

(Rs. in crore)

			As at 31st March, 2004		As at 31st March, 2003
Authorised:					
250 00 00 000 (250 00 00 000)	Equity Shares of Rs. 10 each		**2,500.00**		2,500.00
50 00 00 000 (50 00 00 000)	Preference Shares of Rs. 10 each		**500.00**		500.00
			3,000.00		3,000.00
Issued, Subscribed and Paid up:					
139 63 77 536 (139 63 77 536)	Equity Shares of Rs. 10 each fully paid up	**1,396.38**		1,396.38	
	Less: Calls in arrears - by others	**0.43**		0.46	
			1,395.95		1,395.92
	TOTAL		**1,395.95**		1,395.92

Notes:

1 Of the above Equity Shares:

(a) 48 17 70 552 (48 17 70 552) Shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.

(b) 52 31 98 799 (52 31 98 799) Shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash and includes 10,46,60,154 Shares allotted to the Petroleum Trust, the sole beneficiary of which is Reliance Industrial Investments and Holdings Limited, a wholly owned subsidiary of the Company

(c) 33 04 27 345 (33 04 27 345) Shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants against Global Depository Shares and re-issue of forfeited equity shares

2 The Company has reserved issuance of 5,26,87,851 Equity Shares of Rs. 10 each for offering to employees under Employees Stock Option Scheme (ESOP).

Schedules forming part of the Balance Sheet

SCHEDULE 'B'

RESERVES AND SURPLUS

(Rs. in crore)

		As at 31st March, 2004		As at 31st March, 2003
Revaluation Reserve				
As per last Balance Sheet	2,735.81		2,738.50	
Less: Deduction on retirement of Revalued Assets	2.28		2.69	
		2,733.53		2,735.81
Capital Reserve				
As per last Balance Sheet		291.28		291.28
Capital Redemption Reserve				
As per last Balance Sheet	885.07		485.07	
Add: Transferred from Profit and Loss Account	–		400.00	
		885.07		885.07
Securities Premium Account				
As per last Balance Sheet	15,973.02		16,153.81	
Less: Premium on Redemption of Debentures/Bonds	147.95		180.79	
	15,825.07		15,973.02	
Less: Calls in arrears - by others	2.31		2.55	
		15,822.76		15,970.47
Debentures Redemption Reserve				
As per last Balance Sheet	1,400.02		1,120.27	
Add: Transferred from/ (to) Profit and Loss Account	(850.00)		279.75	
		550.02		1,400.02
Investment Allowance (Utilised) Reserve				
As per last Balance Sheet	76.63		76.63	
Less: Transferred to Profit and Loss Account	76.63		–	
		–		76.63
Taxation Reserve				
As per last Balance Sheet	10.00		10.00	
Less: Transferred to Profit and Loss Account	10.00		–	
		–		10.00
General Reserve				
As per last Balance Sheet	4,266.15		2,881.85	
Less: Transferred to Profit and Loss Account* [Refer Note 3, Schedule 'O']	84.37		615.70	
	4,181.78		2,266.15	
Add: Transferred from Profit and Loss Account	3,000.00		2,000.00	
		7,181.78		4,266.15
Profit and Loss Account		5,592.06		3,343.06
TOTAL		33,056.50		28,978.49

* Cumulative amount transferred on account of Depreciation on Revaluation Rs. 2,502.36 crore (Previous Year Rs. 2,417.99 crore)

Schedules forming part of the Balance Sheet

SCHEDULE 'C'

SECURED LOANS

(Rs. in crore)

		As at 31st March, 2004		As at 31st March, 2003	
A.	**DEBENTURES**				
1.	Non Convertible Debentures	**9,308.58**		10,037.08	
2.	Deep Discount Debentures	**600.00**		607.50	
	Less: Unamortised Discounts	**11.79**		83.63	
		588.21		523.87	
			9,896.79		10,560.95
B.	**TERM LOANS**				
	From Financial Institution				
	Rupee Loans		–		23.64
C.	**WORKING CAPITAL LOANS**				
	From Banks				
	Rupee Loans		**1,554.35**		1,192.27
	TOTAL		**11,451.14**		11,776.86

1. (a) Debentures referred to in A above to the extent of Rs. 5,330.54 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.
   (b) Debentures referred to in A above to the extent of Rs. 881.25 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of petrochemicals complex situated at Jamnagar, in the State of Gujarat and on the movable properties situated at Hazira, District Surat, in the State of Gujarat.
   (c) Debentures referred to in A above to the extent of Rs. 30.00 crore are secured by way of second and subservient charge, created on all the properties situated at Patalganga, District Raigad in the State of Maharashtra.
   (d) Debentures referred to in A above to the extent of Rs. 3,655.00 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.
   (e) Debentures referred to in A above are redeemable at par, in one or more instalments, on various dates with the earliest redemption being on 31st May, 2004 and the last being on 24th November, 2018. The debentures are redeemable as follows: Rs.1,204.04 crore in financial year 2004-05, Rs.942.40 crore in financial year 2005-06, Rs.1,287.40 crore in financial year 2006-07, Rs.1,774.15 crore in financial year 2007-08, Rs.1,377.00 crore in financial year 2008-09, Rs.861.80 crore in financial year 2009-10, Rs.175.00 crore in financial year 2010-11, Rs. 250.00 crore in financial year 2011-12, Rs. 725.00 crore in financial year 2012-13, Rs. 383.33 crore in financial year 2013-14, Rs. 383.34 crore in financial year 2014-15, Rs. 133.33 crore in financial year 2015-16, Rs.133.33 crore in financial year 2016-17, Rs.133.33 crore in financial year 2017-18 and Rs.133.34 crore in financial year 2018-19.
2. Working Capital Loans from Banks referred to in C above are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims, etc. save and except receivables of Oil and Gas Division.

SCHEDULE 'D'

UNSECURED LOANS

(Rs. in crore)

		As at 31st March, 2004		As at 31st March, 2003	
A.	**Long Term**				
i)	From Banks	**4,064.12**		5,851.50	
ii)	From Others	**1,796.83**		1,979.95	
			5,860.95		7,831.45
B.	**Short Term**				
	From Banks		**3,632.57**		150.00
	TOTAL		**9,493.52**		7,981.45

Schedules forming part of the Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

	Gross Block				Depreciation				Net Block	
Description	As at 01-04-2003	Additions	Deductions / Adjustments	**As at 31-03-2004**	As at 01-04-2003	For the Year	Deductions / Adjustments	**Upto 31-03-2004**	**As at 31-03-2004**	As at 31-03-2003
OWN ASSETS :										
Leasehold Land	56.79	1.63	–	**58.42**	4.72	0.53	–	**5.25**	**53.17**	52.07
Freehold Land	230.50	35.69	0.02	**266.17**	–	–	–	–	**266.17**	230.50
Development Rights / Producing properties	1,056.46	1,191.45	–	**2,247.91**	434.03	109.22	–	**543.25**	**1,704.66**	622.43
Buildings	2,724.36	121.44	1.46	**2,844.34**	628.11	98.14	0.36	**725.89**	**2,118.45**	2,096.25
Plant and Machinery	41,953.48	1,040.52	82.17	**42,911.83**	15,623.17	2,711.13	65.77	**18,268.53**	**24,643.30**	26,330.31
Electrical Installations	776.74	173.92	0.13	**950.53**	414.26	47.30	0.04	**461.52**	**489.01**	362.48
Equipments	655.08	196.86	0.58	**851.36**	212.22	47.61	0.28	**259.55**	**591.81**	442.86
Furniture and Fixtures	199.50	31.36	0.65	**230.21**	96.37	20.62	0.40	**116.59**	**113.63**	103.13
Vehicles	138.22	20.24	15.23	**143.23**	61.21	19.73	11.96	**68.98**	**74.25**	77.01
Ships	214.78	46.06	–	**260.84**	168.31	7.55	–	**175.86**	**84.98**	46.47
Aircrafts and Helicopters	46.92	182.83	–	**229.75**	32.68	26.30	–	**58.98**	**170.77**	14.24
Jetties	646.97	–	–	**646.97**	133.44	96.23	–	**229.67**	**417.30**	513.53
Sub-Total	**48,699.80**	**3,042.00**	**100.24**	**51,641.56**	**17,808.52**	**3,184.36***	**78.81**	**20,914.07**	**30,727.50**	**30,891.28**
LEASED ASSETS :										
Plant and Machinery	15.49	–	–	**15.49**	8.74	2.87	–	**11.61**	**3.88**	6.75
Ships	9.98	–	–	**9.98**	3.65	2.00	–	**5.65**	**4.33**	6.33
Sub-Total	**25.47**	–	–	**25.47**	**12.39**	**4.87**	–	**17.26**	**8.21**	**13.08**
INTANGIBLE ASSETS **										
Technical Knowhow fees #	1,741.88	–	–	**1,741.88**	610.84	122.19	–	**733.03**	**1,008.85**	1,131.04
Software #	85.84	**8.16**	–	**94.00**	29.41	19.97	–	**49.38**	**44.61**	56.43
Sub-Total	**1,827.72**	**8.16**	–	**1,835.88**	**640.25**	**142.16**	–	**782.41**	**1,053.46**	**1,187.47**
Total	**50,552.99**	**3,050.16**	**100.24**	**53,502.91**	**18,461.16**	**3,331.39**	**78.81**	**21,713.74**	**31,789.17**	**32,091.83**
Previous Year	46,727.32	3,946.67	121.00	50,552.99	15,076.92	3,452.79	68.55	**18,461.16**	**32,091.83**	
Capital Work-in-Progress									**3,356.81**	**1,994.44**

NOTES :

a) Leasehold Land includes Rs. 0.21 crore (Previous Year Rs. 0.21 crore) in respect of which lease-deeds are pending execution.

b) Buildings include :

i) Cost of shares in Co-operative Societies Rs. 0.01 crore (Previous Year Rs. 0.01 crore).

ii) Rs. 93.20 crore (Previous Year Rs. 93.20 crore) incurred towards purchase/acquisition of 1,94,819 Equity Shares of Re. 1 each of M/s Mature Trading and Investments Private Limited with a right of occupancy of certain area of a commercial premises.

c) Capital-work-in progress includes :

i) Rs.112.62 crore on account of pre-operative expenses (Previous Year Rs.76.47 crore)

ii) Rs. 271.82 crore on account of cost of construction materials at site. (Previous Year Rs.133.97 crore)

iii) Rs.1170.91 crore on account of advance against capital expenditure. (Previous Year Rs. 279.18 crore)

d) Additions and Capital work in Progress is net of Rs.12.98 crore on account of exchange difference during the year. (Previous Year Rs.13.91 crore)

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the Company has been permitted to use the same at a concessional rate.

f) Gross Block includes Rs. 2,733.53 crore (Previous year Rs. 2,735.81 crore) being the amount added on revaluation of Plant and Machinery as at 01-04-1997.

* Refer to Note 3 , Schedule 'O'

** Intangible assets are re-grouped from Plant and Machinery and Equipments

Other than internally generated

Schedules forming part of the Balance Sheet

SCHEDULE 'F'

(Rs. in crore)

	INVESTMENTS	As at 31st March, 2004		As at 31st March, 2003	
	A. LONG TERM INVESTMENTS				
	Government and other Securities				
	Unquoted				
	Indira Vikas Patra	–		0.51	
8,660 (-)	6.75% Tax free US64 Bonds of face value of Rs 100 each (Refer Note 1)	**0.08**		–	
	Kisan Vikas Patra (Deposited with Sales Tax Department) (Rs 20,000; Previous Year Rs 20,000)	–		–	
	7 Years National Savings Certificate (Deposited with Sales Tax Dept.) (Rs 12,000; Previous year Rs. 12,000)	–		–	
			0.08		0.51
	Trade Investments				
	In Equity Shares Unquoted, fully paid up				
5 (5)	Bombay Gujarat Art Silk Vepari Mahajan Co-operative Shops & Warehouse Society Limited of Rs 200 each (Rs. 1,000; Previous year Rs. 1,000)	–		–	
60 (60)	New Piece Goods Bazar Co. Limited of Rs 100 each (Rs. 17,000; Previous year Rs. 17,000)	–		–	
15 (15)	Pandesara Industrial Co-operative Society Limited of Rs 100 each (Rs. 1,500; Previous Year Rs. 1,500)	–		–	
165 (165)	The Art Silk Co-operative Society Limited of Rs. 100 each (Rs. 16,500; Previous year Rs. 16,500)	–		–	
20 (20)	The Bombay Market Art Silk Co-operative (Shops & Warehouses)Society Limited of Rs. 200 each (Rs. 4000; Previous year Rs. 4000)	–		–	
1,00,00,000 (1,00,00,000)	Petronet India Limited of Rs. 10 each	**10.00**		10.00	
1,30,00,000 (1,30,00,000)	Petronet V.K. Limited of Rs. 10 each	**13.00**		13.00	
10,66,000 (10,66,000)	Petronet C.I. Limited of Rs. 10 each	**1.07**		1.07	
	Petronet C.I. Limited - Share Application Money	**1.87**		1.87	
		25.94		25.94	
	In Equity Shares Unquoted, Partly Paid up				
225 (225)	Crimpers Industrial Co-operative Society Limited of Rs.100 each, Rs. 25 Paid up (Rs. 5,625; Previous Year Rs. 5,625)	–		–	
		–		–	
			25.94		25.94
	Other Investments				
	In Equity Shares - Quoted, fully paid up				
15,51,549 (15,51,549)	Reliance Energy Limited (Formerly BSES Limited) of Rs.10 each (Company under the same management)	**33.73**		33.73	
6,00,89,966 (6,00,89,966)	Reliance Capital Limited of Rs. 10 each	**485.80**		485.80	
69,80,000 (69,80,000)	Reliance Industrial Infrastructure Limited of Rs. 10 each	**16.58**		16.58	
		536.11		536.11	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

(Rs. in crore)

INVESTMENTS		As at 31st March, 2004	As at 31st March, 2003
In Equity Shares -	**Unquoted, fully paid up**		
51,02,080 (51,02,080)	Reliance Telecom Limited of Rs 10 each	**5.10**	5.10
31,50,00,000 (31,50,00,000)	Reliance Infocomm Limited of Re 1 each (Company under the same management) (Refer Note 2)	**31.50**	31.50
2,55,00,175 (2,55,00,175)	Reliance General Insurance Company Limited of Rs 10 each	**25.50**	25.50
5,00,175 (5,00,175)	Reliance Life Insurance Company Limited of Rs. 10 each	**0.50**	0.50
90,00,00,000 (90,00,00,000)	Reliance Communications Infrastructure Limited of Re 1 each (Company under the same management)	**2,331.00**	2,331.00
1000 (1000)	Air Control & Chemical Engineering Co. Limited of Rs. 100 each	**0.01**	0.01
118 (118)	Reliance Petroproducts Private Limited of Rs. 10 each (Rs. 1,180; Previous year Rs. 1,180)	–	–
11,08, 500 (11,08,500)	Reliance Europe Limited of Sterling Pound 1 each	**3.93**	3.93
145 (145)	Reliance Global Trading Private Limited of Rs. 10 each (Rs. 1,450; Previous year Rs. 1,450)	–	–
		2,397.54	2,397.54
In Equity Shares Unquoted, Partly Paid up			
226 (226)	Reliance Global Trading Private Limited of Rs.10 each, Rs.2.50 paid up (Rs.565; Previous Year Rs. 565)	–	–
182 (182)	Reliance Petroproducts Private Limited of Rs. 10 each, Rs.2.50 paid up (Rs. 455; Previous Year Rs. 455)	–	–
		–	–
In Preference Shares Unquoted, fully paid up			
86,00,000 (86,00,000)	6% Cumulative Redeemable Preference Shares of of Reliance Enterprise Limited of Rs. 100 each (Refer Note 3)	**86.00**	86.00
- (2,18,90,000)	14% Cumulative Redeemable Preference Shares of Reliance Salgoacar Power Limited of Rs. 10 each	–	21.89
- (12,69,000)	9% Cumulative Redeemable Preference Shares of Goa Trading Private Limited of Rs. 100 each	–	12.69
162,00,00,000 (-)	10% Cumulative Redeemble /Optionally convertible Preference Shares of Reliance Infocomm Limited of Re. 1 each (Company under the same management)	**8,100.00**	–
64,18,576 (-)	8% Cumulative Non-Convertible Redeemble Preference Shares of Reliance Infocomm Limited of Re. 1 each (Company under the same management) (Refer Note 4)	–	–
		8,186.00	120.58

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

INVESTMENTS			As at 31st March, 2004		(Rs. in crore) As at 31st March, 2003
In Debentures Unquoted, fully paid up					
6,40,140 (6,40,140)	Deep Discount Bonds of Reliance Communications Infrastructure Limited of Maturity Value Rs. 68,550 each (Previous Year Maturity value Rs. 1,00,000 each) (Company under the same management)	**1,600.02**		1,600.02	
13,752 (13,752)	Deep Discount Bonds of Reliable Internet Services Limited of Maturity Value Rs. 1,00,000 each	**70.00**		70.00	
		1,670.02		1,670.02	
			12,789.67		4,724.25
In Equity Shares of Subsidiary Companies - Unquoted, fully paid up					
14,75,04,400 (14,75,04,400)	Reliance Industrial Investments and Holdings Limited of Rs.10 each	**147.50**		147.50	
20,20,000 (20,20,000)	Reliance Power Venture Limited of Rs. 10 each	**2.02**		2.02	
20,20,000 (20,20,000)	Reliance Ventures Limited of Rs. 10 each	**2.02**		2.02	
11,120 (11,120)	Reliance Infocom BV of 100 Euro Each	**4.48**		4.48	
20,20,200 (20,20,200)	Reliance Strategic Investments Limited of Rs. 10 each	**2.02**		2.02	
- (-)	Reliance Technologies LLC (90% interest)	–		–	
45,000 (45,000)	Reliance LNG Limited of Rs 10 each	**0.05**		0.05	
50,000 (-)	Gas Transportation & Infrastructure Company Limited of Rs.10 each	**0.05**		–	
		158.14		158.09	
In Preference Shares of Subsidiary Companies - Unquoted, fully paid up					
10,00,000 (-)	5% Cumulative Redeemable Non Convertible Preference Shares of Reliance Ventures Limited of Re. 1 each	**10.00**		–	
		10.00		–	
In Debentures of Subsidiary Companies- Unquoted, fully paid up					
2,79,90 000 (2,79,90,000)	8.25% Unsecured Convertible Debentures of Reliance Industrial Investments and Holdings Limited of Rs. 100 each	**279.90**		279.90	
8,83,143 (8,83,143)	0% Unsecured Optionally Convertible Debentures of Reliance Industrial Investments and Holdings Limited of Rs. 5000 each (Refer Note 5)	**441.58**		441.58	
		721.48		721.48	
			889.62		879.57
	Total (A)		**13,705.31**		5,630.27

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

(Rs. in crore)

INVESTMENTS				**As at 31st March, 2004**		As at 31st March, 2003
B. CURRENT INVESTMENTS						
Other Investments in Units Quoted						
- (85,600)	Units of Unit Scheme 1964, Unit Trust of India of Rs 10 each (Deposited with Mumbai Port Trust) (Refer Note 1)	–			0.08	
		–			0.08	
Other Investments in Units Unquoted						
- (3,04,81,268)	Reliance Liquid Fund Cash Plan of Rs 10 each	–			32.70	
- (33,33,449)	Reliance Liquid Fund - Treasury Plan of Rs 10 each	–			4.88	
- (3,75,15,484)	Reliance Income Fund - Growth Plan of Rs. 10 each	–			70.01	
77 696 (60,31,02,631)	Reliance Liquid Fund - Super Cash Plan of Rs 10 each	**0.09**			622.07	
- (10,61,04,097)	Reliance Monthly Income Plan - Units of Rs 10 each	–			139.84	
- (22,01,15,723)	Reliance Short Term Fund-Growth Plan of Rs 10 each	–			222.87	
17,24,67,452 (-)	Reliance Liquid Fund Institutional Plan- Growth Plan of Rs. 10 each	**266.00**			–	
		266.09			1,092.37	
	Total (B)			**266.09**		1,092.45
	Total (A+B)			**13,971.40**		6,722.72

Notes:

1. Units of US 64 has been converted into 6.75% Tax Free US 64 Bonds of Face Value of Rs. 100 each
2. The Company has extended negative lien on 16,06,50,000 shares of Reliance Infocomm Limited to banks for extending loans to an associate.
3. Maturity date of 6% Cumulative Redeemable Preference Shares of Reliance Enterprises Limited, due for redemption on 1st October 2003, has been extended by ten years.
4. 8% Cumulative Redeemable Preference Shares of Reliance Infocomm Limited has been allotted pursuant to the High Court order on demerger of the basic services division of Reliance Telecom Limited.
5. Interest on Unsecured Optionally convertible Debentures of Reliance Industrial Investments and Holdings Limited has been changed from 6.5% to 0% with effect from 1st April, 2003.

(Rs. in crore)

INVESTMENTS	**As at 31st March, 2004**		As at 31st March, 2003	
	Book Value	**Market Value**	Book Value	Market Value
AGGREGATE VALUE OF				
Quoted Investments	**536.11**	**948.40**	536.19	349.89
Unquoted Investments	**13,435.29**		6,186.53	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

Movements during the year Purchased and Sold	Face value Rs.	Nos.	Cost (Rs. in crore)
Assets Backed Notes			
MBLRS TR9 ICICI SR-A	25 00 00 000	10	250.00
MBLRS TR9 ICICI SR-B	25 00 50 849	10	250.05
MBLRS TR9 ICICI SR-C	46 27 00 993	10	462.70
MBLRS TR10 ICICI SR-A	60 00 00 000	10	600.00
MBLRS TR10 ICICI SR-B	36 38 08 434	10	363.81
MBLRS TR11 ICICI	5 00 39 839	100	500.40
MBLRS TR12 ICICI SR-B	5 00 31 671	50	250.16
Government Securities			
7.40% GOI 2012	100	2 05 00 000	234.26
7.46% GOI 2017	100	1 70 00 000	200.33
7.49% GOI 2017	100	1 65 00 000	193.95
9.81% GOI 2013	100	50 00 000	66.32
7.27% GOI 2013	100	90 00 000	103.91
8.07% GOI 2017	100	3 05 00 000	375.17
7.38% GOI 2015	100	5 00 000	5.94
6.85% GOI 2012	100	40 00 000	44.44
11.99% GOI 2009	100	60 00 000	78.97
6.05% GOI 2019	100	1 10 00 000	113.56
12.00% GOI 2008	100	5 00 000	6.33
6.25% GOI 2018	100	85 00 000	90.18
9.39% GOI 2011	100	20 00 000	25.06
5.64% GOI 2019	100	75 00 000	74.79
6.20% UTI 2010	100	55 00 000	57.76
11.83% GOI 2014	100	25 00 000	37.58
10.71% GOI 2016	100	45 00 000	64.69
7.37% GOI 2014	100	5 00 000	5.85
Treasury Bills	100	50 00 000	49.51

	Face value Rs.	Nos. (In crore)	Cost (Rs. in crore)
Mutual Fund Units			
Reliance Liquid Fund - Treasury Plan Growth Option	10	46.88	709.00
Reliance Liquid Fund - Cash Plan Growth Option	10	201.20	2,198.10
Reliance Income Fund Growth Plan	10	46.64	926.00
Reliance Liquid Fund - Super Cash Plan - Growth Option	10	1,468.84	15,484.92
Reliance Monthly Income Plan - Growth Plan	10	5.15	70.00
Reliance Short Term Fund-Growth Plan	10	24.23	258.03
Reliance Short Term Fund-Gilt Fund Units	10	13.32	135.00
Reliance Long Term Gilt Fund Units	10	160.85	1,680.50
RLF-Treasury Plan-Institutional-Growth Plan	10	92.47	1,411.80
RIF-Institutional Plan -Growth Plan	10	36.85	741.98
Reliance Medium Term Fund -Institutional Plan - Growth Plan	10	6.17	86.25
Reliance Long Term Gilt Fund -Institutional Plan Growth Option	10	61.94	650.07
Reliance Short Term Gilt Fund -Institutional Plan Growth Option	10	2.12	21.89

Schedules forming part of the Balance Sheet

SCHEDULE 'G' (Rs. in crore)

CURRENT ASSETS		**As at 31st March, 2004**		As at 31st March, 2003
INVENTORIES				
Stores, Chemicals and Packing Material	**839.97**		1,004.06	
Raw Materials	**2,881.83**		2,391.52	
Stock-in-Process	**752.38**		939.55	
Finished Goods / Traded Goods	**2,757.04**		3,175.28	
		7,231.22		7,510.41
SUNDRY DEBTORS (Unsecured) #				
Over six months				
Considered good	**10.59**		15.50	
Considered doubtful	**–**		113.23	
	10.59		128.73	
Less : Provision for doubtful debts	**–**		113.23	
	10.59		15.50	
Others, considered good	**3,035.79**		2,982.61	
		3,046.38		2,998.11
CASH AND BANK BALANCES				
Cash on hand	**2.19**		2.32	
Balance with Banks				
In Current Accounts :				
with Scheduled Banks	**205.96**		134.21	
With Others *	**0.62**		–	
In Fixed Deposit Accounts :				
With Scheduled Banks	**15.47**		10.68	
		224.24		147.21
OTHER CURRENT ASSETS:				
Interest Accrued on Investments @	**797.57**		562.06	
Premium Accrued on Investments in Preference Shares $	**197.58**		–	
		995.15		562.06
TOTAL		**11,496.99**		11,217.79

Sundry Debtors include Rs. NIL (Previous year Rs.10.26 crore) from Reliance Communications Infrastructure Limited,Rs.NIL (Previous year Rs. 3.14 crore) from Reliance Infocomm Limited and Rs. 3.43 crore (Previous Year Rs. NIL) from Reliance Energy Limited, companies under the same management

* Includes balance with non scheduled banks as follows:

(Rs. in crore)

	31st March 2004	31st March 2003	**Maximum Balance at any time during the year**
Municipal Co-operative Bank	**0.24**	-	0.24
ABN Amro Bank, Shanghai	**0.13**	-	0.29
ABN Amro Bank, Jakarta	**0.03**	-	0.18
ABN Amro Bank, Jebel Ali	**0.06**	-	1.59
Hongkong and Shanghai Banking Corporation, Turkey	**0.12**	-	0.17
Hongkong and Shanghai Banking Corporation, Vietnam	**0.04**	-	0.12

@ Interest Accrued on Investments includes Rs 732.02 crore (Previous Year Rs. 490.58 crore) accrued on Deep Discount Bonds issued by Reliance Communications Infrastructure Limited, a company under the same management and Rs. 18.36 crore accrued on 8.25% Debentures Issued by Reliance Industrial Investments and Holdings Limited, a wholly owned Subsidiary of the Company

$ Premium accrued on Investments in Preference Shares represents receivables on investments in Reliance Infocomm Limited, a company under the same management.

SCHEDULE 'H' (Rs. in crore)

LOANS AND ADVANCES	**As at 31st March, 2004**	As at 31st March, 2003
UNSECURED - (Considered Good)		
Loans to subsidiary companies	**7,121.94**	6,716.12
Advances recoverable in cash or in kind or for value to be received	**1,133.55**	2,022.71
Advance Tax (net of Provisions)	**81.89**	151.06
Deposits	**2,003.37**	2,058.88
Balance with Customs, Central Excise Authorities, etc.	**202.31**	190.56
TOTAL	**10,543.06**	11,139.33

Schedules forming part of the Balance Sheet

SCHEDULE 'H' (contd.)

Advances include:

(i) Rs.Nil (Previous Year Rs. 0.35 crore) to the Officers of the Company (Maximum amount outstanding at any time during the year Rs. 0.35 crore).

(ii) Rs. Nil (Previous Year Rs. 888.00 crore) paid to Reliance Infocomm Limited, a company under the same management, towards Debenture Application money/Call Money Advance pending allotment (Maximum amount outstanding at any time during the year Rs. 888.00 crore).

(iii) Rs. Nil (Previous Year Rs. 2.83 crore) paid to others towards Shares Application money pending allotment.

(iv) Rs. 37.60 crore (Previous Year Rs. 40.10 crore) receivable from Reliance Communication Infrastructure Limited (Maximum amount outstanding at any time during the year Rs. 40.10 crore) and Rs. 14.57 crore (Previous Year Rs.15.53 crore) receivable from Reliance Infocomm Limited (Maximum amount outstanding at any time during the year Rs.15.53 crore), companies under the same management, towards net investment in finance leases given.

SCHEDULE 'I'

(Rs. in crore)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2004		As at 31st March, 2003	
CURRENT LIABILITIES				
Sundry Creditors - Small Scale Industries @	**3.10**		2.69	
Sundry Creditors - Others *	**10,846.34**		9,002.89	
Liability for Leased Assets	**6.81**		13.99	
Unpaid Dividend #	**49.73**		45.93	
Unpaid Matured debentures #	**39.53**		45.23	
Unpaid Call Money #	**0.03**		0.01	
Interest accrued on above #	**1.02**		1.83	
Interest accrued but not due on Loans	**365.76**		378.32	
		11,312.32		9,490.89
PROVISIONS				
Provision for Wealth Tax	**37.16**		30.16	
Provision for Leave encashment/ Superannuation / Gratuity	**111.28**		87.02	
Proposed Dividend	**733.10**		698.19	
Tax on Dividend	**91.64**		89.46	
		973.18		904.83
TOTAL		**12,285.50**		10,395.72

@Small scale indutrial undertakings to whom amounts are due have been determined based on the information available with the Company and are as follows :

A Square Pallet Systems, Addya Automotive Components, Alok Fabrications, Ambika Industries, Ankita Tex Chem Ind Pvt. Ltd., Atisha Engineers, Auto Strap India, Beacon Industrial Elec. Pvt. Ltd, BI Limited, Dabir Industries, Darshan Enterprises, Deeaar Laboratories, Detection Instruments (India) Pvt. Ltd., Devhari Polymers, Dhwani Polyprints Private Limted, Diamond Graphics, Dinsons Self Stick Pvt. Ltd., Efficient Data Processing Pvt. Ltd, Excelsior Electronic Automation, Expack Sales & Services, Fit-Tech Industries, Gamma Manganese Chemicals, Girnar Packaging, Heatray Engineering, Heetu Chemicals & Alkalies Ltd., Hem Industries, Hercules Speciality Chemicals, Instrument India, Johnson Controls(India) Pvt. Ltd., K M Enterprises, Kooverji Devshi & Co. Pvt. Ltd., M K System & Plant (India) Pvt. Ltd., Maharastra Plastic & Mehta Trading Company, Mitesh Enterprise, National Engineers & Steel, New Marine Engineering Works, Nice Pack Industries Pvt. Ltd., Paramount Transmission Co., Pipe Fit Engineers, Polyl Plastic Industries, Real Hardware Mart, Riddhi Forms Pvt. Ltd., Ronak Industries, S K H Engineers, S S Engineering Works, Sarigam Containers Private Limited, Schurtek Engineers, Scientific Device(Bombay) Pvt. Ltd., Shah Marketing Company, Shree Krishna Packaging, Shree Tools, Shreeji Industries, Shrink Packaging Systems Pvt. Ltd., South Gujarat Paper Tubes, Sparchem, Starvox Electronics Limited, Sumip Composites Pvt. Ltd., Texparts Industries, Tex-Tube Manufacturing Co Pvt. Ltd., Tohem Enterprises, Vajrachem, Venus International, Vishal Industrial Gases, Wesmec Engineering Pvt. Ltd.,

* Includes for capital expenditure Rs.676.45 crore (Previous year Rs.717.48 crore).

These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund.

Schedules forming part of the Profit and Loss Account

SCHEDULE 'J'

(Rs. in crore)

OTHER INCOME	2003-04		2002-03	
Dividend :				
From Current Investments	–		0.11	
From Long Term Investments	25.84		112.33	
[Tax Deducted at Source Rs NIL (Previous Year Rs. 11.79 crore)]				
		25.84		112.44
Interest Received :				
From Current Investments	144.79		147.14	
From Long Term Investments	276.92		322.66	
From Others	262.12		235.80	
[Tax Deducted at Source Rs. 36.75 crore (Previous Year Rs. 78.18 crore)]				
		683.83		705.60
Premium on Investments in Preference Shares		197.58		–
Profit/(Loss) on Sale of Long Term Investments (net)	8.27		(10.15)	
Profit on Sale of Current Investments (net)	93.40		36.31	
		101.67		26.16
Profit on Sale of Fixed Assets		1.49		2.52
Miscellaneous Income		127.64		154.49
TOTAL		1,138.05		1,001.21

SCHEDULE 'K'

(Rs. in crore)

VARIATION IN STOCKS	2003-04		2002-03	
STOCK-IN-TRADE (at close)				
Finished/Traded Goods	2,757.04		3,175.28	
Stock-in-process	752.38		939.55	
		3,509.42		4,114.83
STOCK-IN-TRADE (at commencement)				
Finished Goods	3,175.28		1,159.51	
Stock-in-process	939.55		519.83	
		4,114.83		1,679.34
TOTAL		(605.41)		2,435.49

Schedules forming part of the Profit and Loss Account

SCHEDULE 'L'

(Rs. in crore)

MANUFACTURING AND OTHER EXPENSES		2003-04		2002-03
RAW MATERIAL CONSUMED		**32,503.11**		30,856.93
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	**1,263.37**		1,135.34	
Electric Power, Fuel and Water	**725.15**		719.40	
Machinery Repairs	**155.82**		106.01	
Building Repairs	**68.25**		30.60	
Labour, Processing and Machinery Hire Charges	**167.58**		146.35	
Excise Duty	**(48.10)**		193.60	
Lease Rent	**8.68**		15.80	
Exchange Differences (Net)	**(260.65)**		(176.24)	
		2,080.10		2,170.86
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	**637.20**		466.45	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	**70.53**		99.11	
Employee Welfare and other amenities	**97.02**		86.17	
		804.75		651.73
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	**220.64**		159.98	
Brokerage, Discount and Commission	**316.04**		141.97	
Warehousing and Distribution Expenses	**922.74**		944.87	
Sales Tax including defeased / Service Tax	**802.80**		476.19	
Bad debts written off	**113.23**		–	
Less: Provision for Doubtful Debts Written Back	**(113.23)**		–	
Provision for Doubtful Debts (net)	**–**		4.76	
		2,262.22		1,727.77
ESTABLISHMENT EXPENSES				
Insurance	**234.18**		223.09	
Rent	**205.68**		124.03	
Rates & Taxes	**181.81**		122.96	
Other Repairs	**83.16**		71.99	
Travelling Expenses	**103.72**		57.53	
Payment to Auditors	**4.70**		4.56	
Professional Fees	**207.51**		188.79	
Loss on Sale/ Discarding of Assets	**14.09**		23.54	
General Expenses*	**430.97**		279.17	
Wealth Tax	**7.00**		6.00	
Charity and Donations	**36.44**		42.33	
		1,509.26		1,143.99
		39,159.44		36,551.28
Less: Preoperative Expenses of Projects Under Commissioning (net)		**26.43**		4.00
TOTAL		**39,133.01**		36,547.28

* Includes investments written off Rs. NIL (Previous Year Rs. 18.15 crore)

SCHEDULE 'M'

(Rs. in crore)

INTEREST	2003-04	2002-03
Debentures	**1,122.93**	1,272.72
Fixed Loans	**118.91**	196.60
Others	**192.88**	85.84
TOTAL	**1,434.72**	1,555.16

Significant Accounting Policies

SCHEDULE 'N'

SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956, except for certain fixed assets which have been revalued.

B. Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognised in the period in which the results are known/materialised.

C. Own Fixed Assets

Fixed Assets are stated at cost net of modvat / cenvat and includes amounts added on revaluation, less accumulated depreciation. All costs, including financing costs till commencement of commercial production, net charges on foreign exchange contracts and adjustments arising from exchange rate variations attributable to the fixed assets are capitalised.

D. Leased Assets

a) Operating Leases: Rentals are expensed with reference to lease terms and other considerations.

b) (i) Finance leases prior to 1st April 2001: Rentals are expensed with reference to lease terms and other considerations.

(ii) Finance leases on or after 1st April, 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.

c) However, rentals referred to in (a) or (b) (i) above and the interest component referred to in (b) (ii) above pertaining to the period upto the date of commissioning of the assets are capitalised.

d) All assets given on finance lease are shown as receivables at an amount equal to net investment in the lease. Initial direct costs in respect of lease are expensed in the year in which such costs are incurred. Income from lease assets is accounted by applying the interest rate implicit in the lease to the net investment.

E. Intangible Assets

Intangible Assets are stated at cost of acquisition less accumulated amortisation. Technical know how is amortised over the useful life of the underlying plant. Computer Software is amortised over a period of 5 years. Amortisation is done on written down value basis except in respect of Crude Oil refinery where it is so amortised on straight line basis.

F. Depreciation

Depreciation on fixed assets has been provided on written down value method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except: on fixed assets pertaining to crude oil refining and marketing infrastructure for petroleum products, depreciation has been charged over its residual life on straight line method (SLM); on fixed bed catalyst depreciation has been provided over its useful life ranging from 2 to 9 years; on additions or extensions forming an integral part of existing plants, including incremental cost arising on account of translation of foreign currency liabilities for acquisition of fixed assets and insurance spares, depreciation has been provided as aforesaid over the residual life of the respective plants; on development rights and producing properties depreciation has been provided in proportion of oil and gas production achieved vis a vis the proved reserves (net of reserves to be retained to cover abandonment costs as per the production sharing contract) considering the estimated future expenditure on developing the reserves as per technical evaluation; premium on leasehold land is amortised over the period of lease; cost of jetty has been amortised over the period of agreement of right to use, provided however that the aggregate amount amortised to date is not less than the aggregate rebate availed by the Company; on revalued assets depreciation has been charged over the residual life of the assets; on assets acquired under finance lease from 1st April 2001 depreciation is spread over the lease term.

G. Foreign Currency Transactions

a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

b) Monetary items denominated in foreign currencies at the year end and not covered by forward exchange contracts are translated at year end rates and those covered by forward exchange contracts are translated at the rate ruling at the date of transaction as increased or decreased by the proportionate difference between the forward rate and exchange rate on the date of transaction, such difference having been recognised over the life of the contract.

Significant Accounting Policies

SCHEDULE 'N' (contd.)

c) Non monetary foreign currency items are carried at cost.

d) Branch income and expenses are translated at average rate. Branch monetary assets and liabilities are translated at year-end rates. Non monetary items are translated at the rates on the date of transaction.

e) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

H. Investments

Current investments are carried at the lower of cost and quoted/fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

I. Inventories

Items of inventories are measured at lower of cost or net realisable value. Cost of inventories comprise of all cost of purchase, cost of conversion and other cost incurred in bringing them to their respective present location and condition. Cost of raw materials, process chemicals, stores and spares, packing materials, trading and other products are determined on weighted average basis. By-products are valued at net realisable value. Cost of work-in-progress and finished stock is determined on absorption costing method.

J. Turnover

Turnover includes sale of goods, services, sales tax, service tax and excise duty and sales during trial run period, adjusted for discounts (net) and gain / loss on corresponding hedge contracts. Income from services includes fees accrued on rendering of services, the cost of which is charged to revenue in the year of delivery.

K. Excise Duty and Sales Tax

Excise duty has been accounted on the basis of, both, payments made in respect of goods cleared as also provision made for goods lying in bonded warehouses. Sales tax charged to Profit and Loss Account includes payments made for assignment of deferred sales tax liabilities.

L. Employee Retirement Benefits

Company's contributions to Provident Fund and Superannuation Fund are charged to Profit and Loss Account. Gratuity and Leave Encashment Benefit are charged to Profit and Loss Account on the basis of actuarial valuation as at year end.

M. Borrowing Costs

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

N. Commodity Hedging Transactions

The commodity hedging contracts are accounted on the date of their settlement and realised gain/ loss in respect of settled contracts are recognised in the profit and loss account, along with the underlying transactions.

O. Accounting for Oil and Gas Activity

The Company has adopted Full Cost Method of accounting for its Oil and Gas activity and all costs incurred in prospecting, acquisition, exploration and development are accumulated considering the country as a cost centre.

Oil and Gas Joint Ventures are in the nature of Jointly Controlled Assets. Accordingly assets and liabilities as well as income and expenditure are accounted on the basis of available information on line by line basis with similar items in the Company's financial statements, according to the participating interest of the Company.

P. Provision for Current and Deferred Tax

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income-tax Act, 1961. Deferred tax resulting from "timing difference" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future.

Significant Accounting Policies

SCHEDULE 'N' (contd.)

Q. Employee Separation Costs

Compensation to employees who have opted for retirement under the voluntary retirement scheme of the Company has been debited to the profit and loss account in the year of payment.

R. Issue Expenses

Issue expenses pertaining to the projects are capitalised.

S. Premium on Redemption of Bonds / Debentures

Premium on redemption on Bonds / Debentures are adjusted against the Securities Premium Account.

T. Premium on Investments in Preference Shares

Premium on Investments in Preference Shares is recognised as income over the maturity period of investment.

U. Contingent Liabilities

These are disclosed by way of notes on the Balance Sheet. Provision is made in the accounts in respect of those contingencies which are likely to materialise into liabilities after the year end, till the finalisation of accounts and have material effect on the position stated in the Balance Sheet.

Notes on Accounts

SCHEDULE 'O'

1. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.
2. Turnover includes Income from Services of Rs. 1,531.87 crore (Previous Year Rs. 352.27 crore).
3. The Gross Block of Fixed Assets include Rs. 2,733.53 crore (Previous Year Rs. 2,735.81 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs. 84.37 crore (Previous Year Rs. 116.61 crore) and an equivalent amount has been withdrawn from General Reserve and credited to the Profit and Loss Account.
4. On account of prudence and as originally recommended by Accounting Standard 26 on "Intangible Assets", issued by the Institute of Chartered Accountants of India, expenditure on employee separation scheme has been charged to the Profit and Loss Account, instead of being amortized over 60 months.

   Accordingly, expenditure aggregating to Rs.107.42 crore incurred on employee separation schemes announced during the year and Rs.47.15 crore being the unamortised Miscellaneous Expenditure on employee separation as at 1.4.2003 has been charged under the head Payments to and Provisions for employees in the Profit and Loss Account.

   Consequent to the above, the profit for the year is lower by Rs 117.37 crore.
5. (a) Payment to Auditors:

	2003-04	(Rs. in crore) 2002-03
(i) Audit Fees	**1.94**	1.73
(ii) Tax Audit Fees	**0.54**	0.54
(iii) For Certification and Consultation in finance and tax matters	**1.94**	2.01
(iv) Expenses Reimbursed	**0.22**	0.22
	4.64	4.50
(b) Cost Audit Fees	**0.06**	0.06

6. Managerial Remuneration:

	2003-04	(Rs. in crore) 2002-03
i) Salaries	**1.65**	1.81
ii) Perquisites	**1.47**	1.62
iii) Commission	**36.59**	29.86
iv) Leave salary / Encashment	**0.56**	1.55
v) Contribution to Provident Fund and Superannuation Fund	**0.40**	0.46
vi) Provision for Gratuity	**0.29**	0.07
	40.96	35.37

Notes on Accounts

SCHEDULE 'O' (contd.)

Computation of net profit in accordance with Section 198 read with Section 309(5) of the Companies Act, 1956:

(Rs. in crore)

		2003-04	2002-03
	Profit before Taxation	**6,301.14**	4,974.21
Add	Depreciation as per accounts	**3,247.02**	2,837.09
	Provision for Doubtful Debts (net)	–	4.76
	Loss on Sale of Assets	**14.09**	23.54
	Investment Written off	–	18.15
	Managerial Remuneration	**40.00**	33.41
		9,602.25	7,891.16
Less	Depreciation as per Section 350 of Companies Act, 1956	**3,331.39**	3,452.79
	Premium on Investment in Preference Shares	**197.58**	
	Profit on sale of Fixed Assets	**1.49**	2.52
	Profit on Sale of Investments	**101.67**	26.16
	Net Profit for the year	**5970.12**	4,409.69

	2003-04	2002-03
Salaries, Perquisites and Commission @ 0.67% p.a. (Previous Year @ 1.00% p.a. upto 6th July,2002 and @0.67% p.a. thereafter)	**40.00**	33.41
Less: Salaries & Perquisites of the Directors eligible for commission	**3.41**	3.55
Balance Commission	**36.59**	29.86

7. A sum of Rs. 2.18 crore (net debit) [Previous Year Rs. 3.73 crore (net credit)] is adjusted to general expenses representing Net Prior Period Items.

8. (a) Fixed assets taken on finance lease prior to April 1, 2001, amount to Rs. 250.72 crore (Previous Year Rs. 250.72 crore). Future obligations towards lease rentals under the lease agreements as on 31st March, 2004 amount to Rs. 12.25 crore (Previous Year Rs. 21.50 crore).

(Rs. in crore)

	2003-04	2002-03
Within one year	**7.42**	9.27
Later than one year and not later than five years	**3.28**	10.54
Later than five years	**1.55**	1.69
Total	**12.25**	21.50

(b) The Company has acquired certain items of Plant and Machinery and Ships on finance lease on or after April 1, 2001, amounting to Rs. 25.47 crore (Previous Year Rs. 25.47 crore). The minimum lease rentals outstanding as of 31st March 2004 in respect of these assets are as follows:

(Rs. in crore)

Due	Total Minimum Lease Payments Outstandings as on 31.03.2004		Future Interest on outstanding		Present Value of Minimum Lease Payments	
	2003-04	2002-03	**2003-04**	2002-03	**2003-04**	2002-03
Within one year	**4.15**	7.71	**0.07**	0.36	**4.07**	7.35
Later than one year and not later than five years *(Rs. 17,472)	**2.74**	6.89	–*	0.25	**2.74**	6.64
Later than five years	–	–	–	–	–	–
Total	**6.89**	14.60	**0.07**	0.61	**6.81**	13.99

(c) General Description of Lease terms:

(i) Lease rentals are charged on the basis of agreed terms.
(ii) Assets are taken on lease over a period of 3 to 15 years.

Notes on Accounts

SCHEDULE 'O' (contd.)

9. (a) (i) Assets given on finance lease on or after 1st April, 2001

(Rs. in crore)

Particulars	Total		Not later than one year		Later than one year and not later than five years		Later than five years	
	2003-04	2002-03	**2003-04**	2002-03	**2003-04**	2002-03	**2003-04**	2002-03
Gross Investment	**90.15**	101.56	**11.37**	11.37	**45.47**	45.49	**33.31**	44.70
Less: Unearned Finance Income	**38.02**	45.93	**7.40**	7.89	**23.09**	25.88	**7.53**	12.16
Present Value of Minimum Lease Rental	**52.13**	55.63	**3.97**	3.48	**22.38**	19.61	**25.78**	32.54

(ii) General Description of Lease terms:

- Lease rentals are charged on the basis of agreed rate of interest.
- Assets are given on lease for a period of 10 years.

(b) (i) Plant and Machinery given on operating lease amounts to Rs.26.16 crore (Previous Year Rs. 25.47 crore).

(ii) Depreciation on Assets given on operating lease amouts to Rs.2.76 crore (Previous Year Rs. 3.53 crore).

(iii) Future lease rentals receivable within a period of one year for such assets are Rs.9.55 crore (Previous Year Rs.7.94 crore)

(c) Miscellaneous income includes income from finance lease of Rs. 7.89 crore (Previous Year Rs. 8.33 crore) and income from operating lease of Rs. 9.69 crore (Previous Year Rs. 9.73 crore).

10. The deferred tax liability comprise of the following:

(Rs. in crore)

		As at 31st March, 2004		As at 31st March, 2003	
(a)	Deferred Tax Liability				
	Related to fixed assets		**3,811.41**		2,955.94
(b)	Deferred Tax Assets				
	(i) Disallowance under the Income Tax Act 1961	**336.59**		229.43	
	(ii) Provision for doubtful debts	–		41.69	
			336.59		271.12
(c)	Provision for deferred tax liability (Net)		**3,474.82**		2,684.82

11. **EARNINGS PER SHARE (EPS)**

		2003-04	2002-03
(a)	Net Profit as per Profit and Loss Account (Rs. in crore)	**5,160.14**	4,104.31
(b)	Less : Interim dividend on Preference Shares (Rs. in crore)	–	20.08
(c)	Less : Provision for taxation for earlier years (Rs. in crore)	**23.03**	–
(d)	Net profit available for equity shareholder (Numerator used for calculation) (Rs. in crore)	**5,137.11**	4,084.23
(e)	Weighted Average number of equity shares used as denominator for calculating EPS	**139,63,77,536**	139,63,77,536
(f)	Basic and Diluted Earnings per share of Rs. 10 each (Rs.) :	**36.79**	29.25

Notes on Accounts

SCHEDULE 'O' (contd.)

12. As per Accounting Standard 18, issued by the Institute of Chartered Accountants of India, the disclosures of transactions with the related parties as defined in the Accounting Standard are given below:

(i) List of related parties with whom transactions have taken place and relationships:

Sr No.	Name of the Related Party	Relationship
1	Reliance Industrial Investments and Holdings Limited	Subsidiary Companies
2	Reliance Power Ventures Limited	
3	Reliance Ventures Limited	
4	Reliance Strategic Investments Limited	
5	Reliance Infocom Inc.	
6	Reliance Communications Inc.	
7	Reliance Communications (UK) Limited	
8	Reliance Technologies LLC.	
9	Reliance Infocom BV	
10	Reliance LNG Private Limited	
11	Reliance Communications International Inc.	
12	Gas Transportation & Infrastructure Company Limited	
13	Reliance Life Insurance Company Limited	Associate Companies and Joint Ventures
14	Reliance General Insurance Company Limited	
15	Reliance Capital Limited	
16	Reliance Energy Limited (formerly BSES Limited)	
17	Reliance Infocomm Limited	
18	Reliance Communications Infrastructure Limited	
19	Reliance Telecom Limited	
20	Reliance Industrial Infrastructure Limited	
21	Reliance Europe Limited	
22	Reliance Petroinvestments Limited	
23	Reliance Rubbers and Chemicals Limited	
24	Indian Petrochemicals Corporation Limited	
25	Reliance Enterprises Limited	
26	Reliance Global Trading Private Limited.	
27	Reliance Utilities and Power Limited	
28	Reliance Ports and Terminals Limited	
29	Rosche Trading Private Limited	
30	Unincorporated Oil and Gas Joint Ventures	
31	Shri Mukesh D Ambani	Key Managerial Personnel
32	Shri Anil D Ambani	
33	Shri Nikhil R Meswani	
34	Shri Hital R Meswani	
35	Shri H S Kohli	
36	Dhirubhai Ambani Foundation	Others
37	Jamnaben Hirachand Ambani Foundation	
38	Dhirubhai Ambani Memorial Trust	
39	Hirachand Govardhandas Ambani Public Charitable Trust	

Notes on Accounts

SCHEDULE 'O' (contd.)

(ii) Transactions during the year with related parties :

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Managerial Personnel	Others	Total
A)	**Debentures Issued**					
	Balance as at 1st April,2003		68.03			68.03
	Issued during the year		1,020.00			1,020.00
			(1,211.03)			(1,211.03)
	Repaid during the year		187.03			187.03
			(218.50)			(218.50)
	Balance as at 31st March, 2004		–			–
			(68.03)			(68.03)
B)	**Loans Taken**					
	Balance as at 1st April,2003		150.00			150.00
	Taken during the year		5,040.89			5,040.89
			(495.40)			(495.40)
	Repaid during the year		4,043.89			4,043.89
			(345.40)			(345.40)
	Balance as at 31st March, 2004		1,147.00			1,147.00
			(150.00)			(150.00)
C)	**Fixed Assets/Capital Work in Progress**					
	Balance of Assets taken on Lease as on 1st April,2003		13.98			13.98
	Assets taken on Lease during the year		–			–
			(0.78)			(0.78)
	Balance of Assets taken on Lease as at 31st March, 2004		6.81			6.81
			(13.98)			(13.98)
	Assets given on Lease during the year		–			–
			(58.88)			(58.88)
	Assets Purchased during the year		8.15			8.15
			(11.87)			(11.87)
D)	**Investments**					
	Balance as at 1st April,2003	879.57	4,641.55			5,521.12
	Purchased/adjusted during the year	10.05	8,100.00			8,110.05
		(11.83)	(2,250.00)			(2,261.83)
	Sold during the year	–	–			–
		(12.01)	(145.71)			(157.72)
	Balance as at 31st March, 2004	889.62	12,719.66			13,609.28
		(879.57)	(4,641.55)			(5,521.12)
E)	**Premium Accrued on Investment in Preference Shares**		197.58			197.58
F)	**Interest Accrued on Investments**	18.36	732.02			750.38
		(51.79)	(490.58)			(542.37)
G)	**Sundry Debtors as at 31st March, 2004**		135.70			135.70
			(149.20)			(149.20)

Notes on Accounts

SCHEDULE 'O' (contd.)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Managerial Personnel	Others	Total
H)	**Loans & Advances**					
	i) Loans Given					
	Balance as at 1st April,2003	6,716.12	83.41			6,799.53
	Given during the year	561.23	6,872.06			7,433.29
		(5,559.62)	(3,964.87)			(9,524.49)
	Returned during the year	155.41	6,895.00			7,050.41
		(1,832.48)	(5,213.88)			(7,046.36)
	Balance as at 31st March, 2004	7,121.94	60.47			7,182.41
		(6,716.12)	(83.41)			(6,799.53)
	ii) Advances recoverable in cash or in kind					
	Balance as at 1st April,2003	72.24	1,034.84			1,107.08
	Given during the year	–	77.69			77.69
		(72.24)	(1,396.93)			(1,469.17)
	Returned/Adjusted during the year	72.24	988.11			1,060.35
		(–)	(2,684.23)			(2,684.23)
	Balance as at 31st March, 2004	–	124.42			124.42
		(72.24)	(1,034.84)			(1,107.08)
	iii) Deposit					
	Balance as at 1st April,2003		1,163.25			1,163.25
	Given during the year		–			–
			(736.46)			(736.46)
	Returned during the year		10.16			10.16
			(210.05)			(210.05)
	Balance as at 31st March,2004		1,153.09			1,153.09
			(1,163.25)			(1,163.25)
I)	**Sundry Creditors**					
	Balance as at 31st March, 2004		486.96			486.96
			(1,755.17)			(1,755.17)
J)	**Turnover**		4,406.10			4,406.10
			(1,369.38)			(1,369.38)
K)	**Sale of Investments**	–	82.99			82.99
		(4.44)				(4.44)
L)	**Other Income**					
	Dividend		20.81			20.81
			(112.33)			(112.33)
	Interest Received	23.09	399.85			422.94
		(124.03)	(412.66)			(536.69)
	Premium Accrued on Investments in Preference Shares		197.58			197.58
	Lease Rental Income		7.89			7.89
			(8.32)			(8.32)
	Miscellaneous Income		25.10			25.10
			(49.03)			(49.03)

Notes on Accounts

SCHEDULE 'O' (contd.)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Managerial Personnel	Others	Total
M)	**Purchases**		623.75			623.75
			(171.24)			(171.24)
N)	**Expenditure**					
	Interest Paid		108.41			108.41
			(4.00)			(4.00)
	Payments to and provisions for Directors			40.96		40.96
				(35.37)		(35.37)
	Directors'Sitting Fees (Rs. NIL, Previous Year Rs.30,000)					
	Electric Power,Fuel and Water		372.09			372.09
			(409.86)			(409.86)
	Rent		91.17			91.17
			(2.16)			(2.16)
	Lease Rentals		9.02			9.02
			(15.42)			(15.42)
	Professional Fees		16.95			16.95
			(22.60)			(22.60)
	Charter Hire Charges		12.57			12.57
			(22.53)			(22.53)
	Insurance Premium		63.32			63.32
			(38.65)			(38.65)
	Premium on Redemption		–			–
			(0.02)			(0.02)
	Assignment of Liability		147.03			147.03
			(404.53)			(404.53)
	Tank Farm Charges		5.55			5.55
			(6.30)			(6.30)
	Hire Charges		29.87			29.87
			(22.54)			(22.54)
	Donations				16.51	16.51
					(31.55)	(31.55)
	Warehousing and Distribution Charges		657.10			657.10
			(753.43)			(753.43)
	Product Handling charges		78.94			78.94
	Investments written off	–	–			–
		(17.54)	(0.45)			(17.99)
	Others	1.13	43.03			44.16
		(0.38)	(18.09)			(18.47)
O)	**Guarantees Issued**					
	Financial Guarantees		243.33			243.33
			(455.26)			(455.26)
	Performance Guarantees		1,236.82			1,236.82
			(5,102.77)			(5,102.77)

Note: Figures in brackets represents previous year's amounts.

Notes on Accounts

13. **Loans and advances in the nature of Loans given to Subsidiaries and Associates etc:**

A) Loans and Advances in the nature of Loans

(Rs. in crore)

Sr No.	Name of the Company		As at 31st March,2004	As at 31st March,2003	Maximum Balance during the year
1.	Reliance Industrial Investments & Holdings Limited	Subsidiary	794.22	830.19	841.06
2.	Reliance Ventures Limited	Subsidiary	4,900.92	4,684.16	4,900.92
3.	Reliance Power Ventures Limited	Subsidiary	1,396.50	1,185.64	1,396.50
4.	Gas Transportation & Infrastructure Company Limited	Subsidiary	30.30	–	30.30
5.	Recron Synthetics Limited	Other	132.20	132.20	132.20
6.	Reliance Industrial Infrastructure Limited	Associate	60.47	118.41	118.41

Notes:

1. Loans and Advances shown above, to Subsidiaries fall under the category of 'Loans & Advances in nature of Loans where there is no repayment schedule'.
2. Loans and Advances to Recron Synthetics Limited is at zero percent repayable in 2013 and not before repayment by loanee of all its secured loans.
3. ICDs are not considered as they are repayable on demand and interest is charged at market rates.
4. Loans to employees as per Company's policy are not considered.

B) Investment by the loanee in the shares of the Company

* None of the loanees have, per se, made investments in shares of the Company. However the following companies have been allotted shares of the Company as a result of amalgamation of Reliance Petroleum Limited with the Company under the scheme approved by the Hon'ble High Courts of Bombay and Gujarat.

(Rs. in crore)

Sr No.	Name of the Company	No. of Shares	Amount
1.	*Reliance Industrial Investments & Holdings Limited, sole beneficiary of Petroleum Trust	104,660,155	1654.96
2.	*Reliance Chemicals Private Limited	14,568,373	320.50
3.	*Reliance Aromatics & Petrochemicals Private Limited	16,029,091	339.42
4.	*Reliance Energy & Project Development Private Limited	16,029,091	339.42
5.	*Reliance Polyolefins Private Limited	19,090,909	420.00
6.	Reliance Industrial Infrastructure Limited	86,000	1.12

Notes on Accounts

SCHEDULE 'O' (contd.)

14. (a) Disclosure of the Company's Interest in Oil and Gas Joint Ventures:

Sr No	Name of the Fields In the Joint Ventures	% Interest	Sr No	Name of the Fields in the Joint Ventures	% Interest
1	Panna Mukta	30%	12	CY-DWN-2001/2	90%
2	Tapti	30%	13	KK-DWN-2001/1	90%
3	NEC-OSN-97/2	90%	14	CY-PR-DWN-2001/3	90%
4	KG-DWN-98/3	90%	15	KK-DWN-2001/2	90%
5	GS-OSN-2000/1	90%	16	PR-DWN-2001/1	90%
6	GK-OSJ-3	60%	17	CY-PR-DWN-2001/4	90%
7	GK-OS-5	40%	18	KG-OSN-2001/1	90%
8	GK-ON-90/2	40%	19	KG-OSN-2001/2	90%
9	CB-ON/1	40%	20	Yemen (Block 9)	25%
10	AS-ONN-2000/1	90%	21	NEC-DWN-2002/1	90%
11	KG-DWN-2001/1	90%			

During the year, the Company has relinquished it's interest in:
(i) GK-OSJ-1
(ii) KG-ON-1
(iii) MB-OSN-97/2

(b) Net Quantities of an enterprise's interest in proved reserves and proved developed reserves:

Oil:	**Proved Developed Reserves (Million MT)**	**Proved Developed Reserves (Million MT)**
Beginning of the year 2003-04	4.97	4.02
Additions	0.61	Nil
Deletion	Nil	Nil
Production	0.40	0.40
Closing balance for the year 2003-04	5.18	3.62
Gas:	**Proved Developed Reserves (Million M^3)**	**Proved Developed Reserves (Million M^3)**
Beginning of the year 2003-04	82,724	13,133
Additions	54,616	1,150
Deletion	Nil	Nil
Production	903	903
Closing balance for the year 2003-04	136,437	13,380

All the above quantities of Oil and Gas reserves are within India.

15. As per Accounting Standards 21 on "Consolidated Financial Statements" and Accounting Standard 23 on "Accounting for Investments in Associates in Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India, the Company has presented consolidated financial statements separately, including subsidiaries and associates, in this annual report.

16. **PROJECT DEVELOPMENT EXPENDITURE**

(in respect of Projects included under Capital work-in-progress)

(Rs. in crore)

		2003-04		2002-03	
	Opening Balance		**76.47**		64.86
Add:	Project Development Expenditure transferred from Profit and Loss Account	**26.43**		4.00	
	Interest Capitalised	**143.75**		84.85	
			170.18		88.85
			246.65		153.71
Less:	Project Development Expenses Capitalised during the year		**134.03**		77.24
	Closing Balance		**112.62**		76.47

Notes on Accounts

SCHEDULE 'O' (contd.)

23. VALUE OF RAW MATERIALS CONSUMED

	2003-04		2002-03	
	Rs. in crore	**% of Consumption**	Rs. in crore	% of Consumption
Imported	**31,006.23**	**95.39**	30,129.79	97.64
Indigenous	**1,496.88**	**4.61**	727.14	2.36
	32,503.11	**100.00**	30,856.93	100.00

24. VALUE OF STORES, CHEMICALS AND PACKING MATERIALS CONSUMED

	2003-04		2002-03	
	Rs. in crore	**% of Consumption**	Rs. in crore	% of Consumption
Imported	**702.57**	**55.61**	591.31	52.08
Indigenous	**560.80**	**44.39**	544.03	47.92
	1,263.37	**100.00**	1,135.34	100.00

25. EARNINGS IN FOREIGN EXCHANGE

(Rs. in crore)

	2003-04	2002-03
FOB value of exports	**11,817.54**	10,626.29
Interest (Rs.3,969.14)	–	3.04
Others	**6.01**	–

26. EXPENDITURE ON RESEARCH AND DEVELOPMENT

(Rs. in crore)

	2003-04	2002-03
Revenue expenditure including amortisation of deferred cost and unamortised deferred research & development Expenditure	**19.09**	9.32
Capital expenditure on research & development	**14.50**	31.74
Total	**33.59**	41.06

27. REMITTANCE IN FOREIGN CURRENCY ON ACCOUNT OF DIVIDEND

	2003-04	2002-03
The Company has paid dividend in respect of shares held by Non – residents on repatriation basis. This inter-alia includes portfolio investment and direct investment, where the amount is also credited to Non- Resident External Account (NRE A/c). The exact amount of dividend remitted in foreign currency cannot be ascertained. The total amount remittable in this respect is given herein below:		
a) Number of Non Resident Shareholders	**18,333**	18,747
b) Number of Equity Shares held by them	**22,14,94,589**	22,61,08,487
c) (i) Amount of Dividend Paid (Gross) (Rs. in crore)	**110.75**	107.40
Tax Deducted at Source Rs. Nil (Previous Year Rs. 20.24 crore)		
(ii) Year to which dividend relates	**2002-2003**	2001-2002

Notes on Accounts

SCHEDULE 'O' (contd.)

14. (a) Disclosure of the Company's Interest in Oil and Gas Joint Ventures:

Sr No	Name of the Fields In the Joint Ventures	% Interest	Sr No	Name of the Fields in the Joint Ventures	% Interest
1	Panna Mukta	30%	12	CY-DWN-2001/2	90%
2	Tapti	30%	13	KK-DWN-2001/1	90%
3	NEC-OSN-97/2	90%	14	CY-PR-DWN-2001/3	90%
4	KG-DWN-98/3	90%	15	KK-DWN-2001/2	90%
5	GS-OSN-2000/1	90%	16	PR-DWN-2001/1	90%
6	GK-OSJ-3	60%	17	CY-PR-DWN-2001/4	90%
7	GK-OS-5	40%	18	KG-OSN-2001/1	90%
8	GK-ON-90/2	40%	19	KG-OSN-2001/2	90%
9	CB-ON/1	40%	20	Yemen (Block 9)	25%
10	AS-ONN-2000/1	90%	21	NEC-DWN-2002/1	90%
11	KG-DWN-2001/1	90%			

During the year, the Company has relinquished it's interest in:
(i) GK-OSJ-1
(ii) KG-ON-1
(iii) MB-OSN-97/2

(b) Net Quantities of an enterprise's interest in proved reserves and proved developed reserves:

Oil:	Proved Developed Reserves (Million MT)	Proved Developed Reserves (Million MT)
Beginning of the year 2003-04	4.97	4.02
Additions	0.61	Nil
Deletion	Nil	Nil
Production	0.40	0.40
Closing balance for the year 2003-04	5.18	3.62
Gas:	**Proved Developed Reserves (Million M^3)**	**Proved Developed Reserves (Million M^3)**
Beginning of the year 2003-04	82,724	13,133
Additions	54,616	1,150
Deletion	Nil	Nil
Production	903	903
Closing balance for the year 2003-04	136,437	13,380

All the above quantities of Oil and Gas reserves are within India.

15. As per Accounting Standards 21 on "Consolidated Financial Statements" and Accounting Standard 23 on "Accounting for Investments in Associates in Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India, the Company has presented consolidated financial statements separately, including subsidiaries and associates, in this annual report.

16. **PROJECT DEVELOPMENT EXPENDITURE**

(in respect of Projects included under Capital work-in-progress)

(Rs. in crore)

			2003-04		2002-03
	Opening Balance		**76.47**		64.86
Add:	Project Development Expenditure transferred from Profit and Loss Account	**26.43**		4.00	
	Interest Capitalised	**143.75**		84.85	
			170.18		88.85
			246.65		153.71
Less:	Project Development Expenses Capitalised during the year		**134.03**		77.24
	Closing Balance		**112.62**		76.47

Notes on Accounts

SCHEDULE 'O' (contd.)

17. ADDITIONAL INFORMATION

(Rs. in crore)

		As at 31st March, 2004	As at 31st March, 2003
(A)	Estimated amount of contracts remaining to be executed on Capital accounts and not provided for:		
	(i) In respect of joint ventures	**39.99**	399.20
	(ii) In respect of others	**1,740.60**	1,941.46
(B)	Uncalled liability on partly paid Shares (Rs.19,935, Previous Year Rs. 19,935)	–	–
(C)	Contingent Liabilities		
	(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
	(a) In respect of joint ventures	–	–
	(b) In respect of others	**496.79**	207.62
	(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
	(a) In respect of joint ventures	–	–
	(b) In respect of others	**243.33**	455.26
	(iii) Liability in respect of bills discounted with Banks		
	(a) In respect of joint ventures	–	–
	(b) In respect of others	**588.87**	502.03
	(iv) Claims against the Company / disputed liabilities not acknowledged as debts		
	(a) In respect of joint ventures	**158.95**	133.10
	(b) In respect of others	**400.77**	261.03
	(v) Performance Guarantees		
	(a) In respect of joint ventures	**35.79**	166.21
	(b) In respect of others	**1277.94**	4,936.56
	(vi) Sales tax deferral liability assigned	**5,036.31**	3,700.71

(D) The Income-Tax assessments of the Company have been completed up to Assessment Year 2001-2002. The disputed demand outstanding up to the said Assessment Year is Rs. 350.95 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced.

18. LICENSED AND INSTALLED CAPACITY
(As certified by the Management)

		UNIT	Licensed Capacity 2003-04	Licensed Capacity 2002-03	Installed Capacity 2003-04	Installed Capacity 2002-03
A	Refining of Crude Oil	Mill. MT	**N.A.**	N.A.	**27**	27
B	(i) Ethylene	MT	**750,000***	750,000*	**750,000**	750,000
	(ii) Propylene	MT	**365,000***	365,000*	**365,000**	365,000
	(iii) Benzene	MT	**291,000***	291,000*	**345,000**	291,000
	(iv) Toluene	MT	**197,000***	197,000*	**197,000**	197,000
	(v) Xylene	MT	**165,000***	165,000*	**165,000**	165,000
	(vi) Butadine & Other C4s	MT	**225,000***	225,000*	**225,000**	225,000
C	(i) Paraxylene	MT	**1,646,000***	1,646,000*	**1,646,000**	1,646,000
	(ii) Orthoxylene	MT	**150,000***	150,000*	**175,000**	150,000
D	(i) Mono Ethylene Glycol	MT	**300,000***	300,000*	**300,000**	300,000
	(ii) Higher Ethylene Glycol	MT	**37,500***	37,500*	**37,500**	37,500
	(iii) Ethylene Oxide	MT	**50,000***	50,000*	**50,000**	50,000
E	Poly Vinyl Chloride	MT	**N.A.**	N.A.	**300,000**	300,000
F	High/Linear Low Density Poly Ethylene	MT	**N.A.**	N.A.	**450,000**	435,000
G	High Density Polyethylene Pipes	MT	**N.A.**	N.A.	**80,000**	80,000
H	Polypropylene	MT	**N.A.**	N.A.	**1,100,000**	1,050,000
I	Purified Terephthalic Acid	MT	**N.A.**	N.A.	**1,350,000**	1,280,000
J	Polyester Filament Yarn/Polyester Chips	MT	**N.A.**	N.A.	**197,300 +**	197,300 +
K	Polyester Staple Fibre/ Polyester Chips	MT	**N.A.**	N.A.	**300,000**	300,000
L	Poly Ethylene Terephthalate	MT	**N.A.**	N.A.	**80,000**	80,000
M	Polyester Staple Fibre Fill	MT	**N.A.**	N.A.	**30,000**	30,000
N	Man-made Fibre Spun Yarn on worsted system	Nos	**N.A.**	N.A.	**24,094**	24,094
O	Man-made fibre on cotton system (Spindles)	Nos	**N.A.**	N.A.	**23,040**	23,040
P	(i) Man-made Fabrics (Looms)	Nos	**N.A.**	N.A.	**323**	323
	(ii) Knitting M/C	Nos	**22**	22	**20**	20
Q	Linear Alkyl Benzene	MT	**N.A.**	N.A.	**115,000**	115,000

NA - Delicensed vide notification No 477(E) dated 27th July 1991 and press note No 1 (1998 series) dated 8th June 1998
+ Includes 32,300 MT based on average denier of 40
* Licensed Capacity is reduced for delicensed products, for which Letter of Intents are held, vide notification No.431 dated 28th June 2001.

Notes on Accounts

SCHEDULE 'O' (contd.)

19. (a) The Department of Company Affairs, Government of India vide its Order No. 46/5/2004-CL-III dated April 16, 2004 issued under Section 211 (4) of the Companies Act, 1956 has exempted the Company from disclosure of quantitative details in the Profit and Loss Account under paras 3(i)(a), 3(ii)(a) and 3(ii)(b) of Part II, Schedule VI to the Companies Act, 1956.

(b) The Department of Company Affairs, Government of India vide its Order No.47/1/2004-CL-III dated 6th April, 2004 issued under Section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the Balance Sheet and Profit and Loss Account of Subsidiaries under Section 212 (1) of the Companies Act, 1956. As per the order, Key details of each subsidiary is attached along with the statement under Section 212 of the Companies Act, 1956.

20. **PRODUCTION MEANT FOR SALE**

Products	**Unit**	**2003-04**	2002-03
Crude Oil	MT	**353,173**	356,101
Gas	BBTU	**29,457**	29,113
Petroleum Products	'000 MT	**23,662**	22,773
Ethylene	MT	**–**	2,142
Propylene	MT	**3,138**	–
Benzene	MT	**343,810**	306,410
Toluene	MT	**106,014**	94,420
Xylene	MT	**52,932**	50,354
Paraxylene	MT	**564,364**	531,803
Orthoxylene	MT	**205,932**	191,722
Ethylene Glycol	MT	**222,615**	222,881
PVC	MT	**314,515**	286,008
PE	MT	**449,305**	434,273
PP	MT	**1,092,581**	1,041,251
PTA	MT	**603,949**	699,207
Polyester Filament Yarn	MT	**314,531**	278,090
Polyester Staple Fibre	MT	**327,012**	297,770
PET	MT	**78,001**	77,094
Fibre Fill	MT	**27,854**	23,949
Fabrics	Mtrs. in Lacs	**166.96**	176.73
Normal Paraffin	MT	**24,250**	9,962
LAB	MT	**116,815**	115,492

Production meant for Sale includes production through toll conversion, wherever applicable.

21. **VALUE OF IMPORTS ON CIF BASIS IN RESPECT OF**

(Rs. in crore)

	2003-04	2002-03
Raw Materials	**29,639.77**	27,942.14
Stores & spares, dyes and chemicals	**706.25**	583.81
Capital goods	**3,451.09**	2218.35

22. **EXPENDITURE IN FOREIGN CURRENCY**

(Rs. in crore)

	2003-04	2002-03
Interest on foreign currency loans	**295.75**	474.17
Premium on Redemption of Debentures/ Bonds	**8.26**	134.78
Technical know-how and engineering fees	**151.44**	96.23
Oil and gas activity	**19.32**	30.34
Professional fees	**195.86**	95.46
Freight and forwarding	**255.77**	130.06
Other matters	**145.44**	121.76

Notes on Accounts

SCHEDULE 'O' (contd.)

23. VALUE OF RAW MATERIALS CONSUMED

	2003-04		2002-03	
	Rs. in crore	**% of Consumption**	Rs. in crore	% of Consumption
Imported	**31,006.23**	**95.39**	30,129.79	97.64
Indigenous	**1,496.88**	**4.61**	727.14	2.36
	32,503.11	**100.00**	30,856.93	100.00

24. VALUE OF STORES, CHEMICALS AND PACKING MATERIALS CONSUMED

	2003-04		2002-03	
	Rs. in crore	**% of Consumption**	Rs. in crore	% of Consumption
Imported	**702.57**	**55.61**	591.31	52.08
Indigenous	**560.80**	**44.39**	544.03	47.92
	1,263.37	**100.00**	1,135.34	100.00

25. EARNINGS IN FOREIGN EXCHANGE

(Rs. in crore)

	2003-04	2002-03
FOB value of exports	**11,817.54**	10,626.29
Interest (Rs.3,969.14)	–	3.04
Others	**6.01**	–

26. EXPENDITURE ON RESEARCH AND DEVELOPMENT

(Rs. in crore)

	2003-04	2002-03
Revenue expenditure including amortisation of deferred cost and unamortised deferred research & development Expenditure	**19.09**	9.32
Capital expenditure on research & development	**14.50**	31.74
Total	**33.59**	41.06

27. REMITTANCE IN FOREIGN CURRENCY ON ACCOUNT OF DIVIDEND

The Company has paid dividend in respect of shares held by Non – residents on repatriation basis. This inter-alia includes portfolio investment and direct investment, where the amount is also credited to Non- Resident External Account (NRE A/c). The exact amount of dividend remitted in foreign currency cannot be ascertained. The total amount remittable in this respect is given herein below:

	2003-04	2002-03
a) Number of Non Resident Shareholders	**18,333**	18,747
b) Number of Equity Shares held by them	**22,14,94,589**	22,61,08,487
c) (i) Amount of Dividend Paid (Gross) (Rs. in crore) Tax Deducted at Source Rs. Nil (Previous Year Rs. 20.24 crore)	**110.75**	107.40
(ii) Year to which dividend relates	**2002-2003**	2001-2002

28 BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details

Registration No.	11.19786	State Code:	11
Balance Sheet Date:	31.03.04		

II. Capital Raised during the year (Amount Rs. crore)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL
Conversion of Bonds:	NIL		

III. Position of Mobilisation and Deployment of Funds (Amount Rs. crore)

Total Liabilities :	58871.93	Total Assets:	58871.93
Sources of Funds			
Paid-up Capital:	1395.95	Reserves & Surplus:	33056.50
Secured Loans:	11451.14	Unsecured Loans:	9493.52
Deferred Tax Liability	3474.82		
Application of Funds			
Net Fixed Assets	35145.98	Investments:	13971.40
Net Current Assets	9754.55	Miscellaneuos Expenditure	0.00

IV. Performance of Company (Amount Rs. crore)

Turnover and Inter divisional transfers :	74417.90		
Net Turnover:	51801.53	Total Expenditure :	46033-03
Profit Before Tax:	6301.14	Profit After Tax:	5160.14
Earnings per share in Rs.	36.79	Dividend : Rs. per share	5.25

V. Generic Names of Three Principal Products of Company (as per monetary terms)

Item Code No. (ITC Code):
27.10

Product Description:
BULK PETROLEUM PRODUCTS

Item Code No. (ITC Code):
390210.00

Product Description:
POLYPROPYLENE (PP)

Item Code No. (ITC Code):
540242.00

Product Description:
POLYESTER FILAMENT YARN (PFY)

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 29th April, 2004

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
A. D. Ambani - Vice-Chairman & Managing Director
N. R. Meswani
H. S. Kohli } Executive Directors
R. H. Ambani
M. L. Bhakta
T. R. U. Pai
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan } Directors
V. M. Ambani - Company Secretary

Cash Flow Statement Annexed to the Balance Sheet for the period April 2003-March 2004

(Rs. in crore)

		2003-04	2003-04	2002-03	2002-03
A:	**CASH FLOW FROM OPERATING ACTIVITIES:**				
	Net Profit before tax as per Profit and Loss Account		**6,301.14**		4,974.21
	Adjusted for:				
	Miscellaneous Expenditure written off	**47.15**		15.72	
	Net Prior Year Adjustments	**2.18**		(3.73)	
	Provision for Doubtful Debts	–		5.22	
	Investments written off / provided	–		18.15	
	(Profit) / Loss on Sale of Discarded Assets	**12.60**		21.02	
	Depreciation	**3,331.39**		3,452.79	
	Transferred from General Reserve	**(84.37)**		(615.70)	
	Effect of Exchange Rate Change	**22.34**		(34.15)	
	Profit on Sale of Investments	**(101.67)**		(26.16)	
	Dividend Income	**(25.84)**		(112.44)	
	Interest / Other Income	**(881.41)**		(705.60)	
	Interest Expenses	**1,434.72**		1,555.16	
			3,757.09		3,570.28
	Operating Profit before Working Capital Changes		**10,058.23**		8,544.49
	Adjusted for:				
	Trade and Other Receivables	**(257.88)**		(2,226.76)	
	Inventories	**279.19**		(2,536.34)	
	Trade Payables	**2,005.20**		3,001.75	
			2,026.51		(1,761.35)
	Cash Generated from Operations		**12,084.74**		6,783.14
	Net Prior Year Adjustments		**(2.18)**		3.73
	Taxes Paid		**(305.00)**		(144.56)
	Net Cash from Operating Activities		**11,777.56**		6642.31
B:	**CASH FLOW FROM INVESTING ACTIVITIES:**				
	Purchase of Fixed Assets		**(4,319.08)**		(3,704.25)
	Sale of Fixed Assets		**8.84**		27.20
	Puchase of Investments		**(37,255.52)**		(29,186.07)
	Sale of Investments		**30,108.51**		26,321.53
	Movement in Loans		**303.99**		(555.87)
	Interest Income		**564.35**		409.49
	Dividend Income		**25.84**		112.44
	Net Cash Used in Investing Activities		**(10,563.07)**		(6,575.53)

Cash Flow Statement Annexed to the Balance Sheet for the period April 2003-March 2004

(Rs. in crore)

	2003-04	2002-03
C: CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from Issue of Share Capital (Net)	0.27	401.74
Redemption of Preference Share Capital	–	(400.00)
Proceeds from Long Term Borrowings	1,835.00	7,733.08
Repayment of Long Term Borrowings	(4,713.11)	(7,625.55)
Short Term Loans	3,945.21	579.31
Dividends Paid	(783.84)	(672.43)
Interest Paid	(1,420.99)	(1,696.43)
Net Cash Used in Financing Activities	(1,137.46)	(1,680.28)
Net Increase / (Decrease) in Cash and Cash Equivalents	77.03	(1,613.50)
Opening Balance of Cash and Cash Equivalents	147.21	1,760.71
Closing Balance of Cash and Cash Equivalents	224.24	147.21

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 29th April, 2004

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
A. D. Ambani - Vice-Chairman & Managing Director
N. R. Meswani, **H. S. Kohli** - Executive Directors
R. H. Ambani, **M. L. Bhakta**, **T. R. U. Pai**, **Y. P. Trivedi**, **Dr. D. V. Kapur**, **M. P. Modi**, **S. Venkitaramanan** - Directors
V. M. Ambani - Company Secretary

Statement Pursuant to Section 212 of the Companies Act,1956, relating to Company's Interest in Subsidiary Companies for the financial year 2003-04

		Name of Subsidiary Company	Reliance Industrial Investments and Holdings Limited	Reliance Ventures Limited	Reliance Power Ventures Limited	Reliance Strategic Investments Limited
1		The Financial Year of the Subsidiary Companies ended on	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004
2		Date from which they became Subsidiary Companies	30th December, 1988	7th October, 1999	13th May, 2000	28th December, 2001
3	a.	Number of shares held by Reliance Industries Ltd. with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	14,75,04,400 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,200 Equity Shares of the face value of Rs.10 each fully paid-up
	b.	Extent of Interest of holding Company at the end of the financial year of the Subsidiary Companies	100%	100%	100%	100%
4		The net aggregate amount of the Subsidiary Companies Profit / (Loss) so far as it concerns the members of the Holding Company				
	a.	Not dealt with in the Holding Company's accounts:				
	i)	For the financial year ended 31st March, 2004	Rs.4140.91 Lakhs	(Rs.1.15 Lakhs)	Rs.3925.14 Lakhs	(Rs.0.56 Lakhs)
	ii)	For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Rs.12016.42 Lakhs	(Rs.241.96 Lakhs)	Rs.860.32 Lakhs	Rs.0.20 Lakhs
	b.	Dealt with in Holding Company's accounts:				
	i)	For the financial year ended 31st March, 2004	NIL	NIL	NIL	NIL
	ii)	For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Rs. 2,673.89 Lakhs	NIL	NIL	NIL

Note :

1. 100% Subsidiary of Reliance Infocom BV.
2. 100% Subsidiary of Reliance Infocom Inc.
3. 100% Subsidiary of Reliance Communications Inc.
4. Figures in bracket represent losses.

Statement Pursuant to Section 212 of the Companies Act,1956, relating to Company's Interest in Subsidiary Companies for the financial year 2003-04

Reliance LNG Limited	Gas Transportation and Infrastructure Company Limited	Reliance Infocom B.V.	Reliance Infocom Inc.	Reliance Technologies, LLC	Reliance Communications (U.K.) Limited	Reliance Communications Inc.	Reliance Communications International Inc.
			(See Foot Note 1)		(See Foot Note 1)	(See Foot Note 2)	(See Foot Note 3)
31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004	31st March, 2004
2nd January, 2002	19th March, 2003	31st December, 2000	31st December 2000	2nd May, 2000	13th December, 2002	21st October, 2002	29th September, 2003
45,000 Equity Shares of the face value of Rs.10 each fully paid-up	50,000 Equity Shares of the face value of Rs.10 each fully paid-up	11,120 shares of the face value of EUR 100 each fully paid-up	100 shares aggregating to US$ 9,00,000 fully paid-up, held by Reliance Infocom BV.	NIL	1000 shares of face value of US$ 1 fully paid-up, held by Reliance Infocom B.V.	100 shares of face value of US$ 100 fully paid-up, held by Reliance Infocom Inc.	100 shares of face value of US$ 100 fully paid-up, held by Reliance Communications Inc.
90%	100%	100%	100%	90%	100%	100%	100%
Rs.0.05 Lakhs	Not Applicable	Euro 24,999 (Rs. 0.13 crore)	(US $ 32,950) (Rs. 0.14 crore)	(US $ 5,918) (Rs.0.03 crore)	Not Applicable	(US $ 2,516,527) (Rs.11.00 crore)	Not Applicable
(Rs.0.14 Lakhs)	Not Applicable	Euro 11965 (Rs. 0.06 crore)	US $ 49,113 Rs.0.22 crore	(US $ 3,794,592) (Rs.18.02 crore)	Not Applicable	(US $ 9,861) (Rs.0.04 crore)	Not Applicable
NIL	Not Applicable	NIL	NIL	NIL	Not Applicable	NIL	Not Applicable
NIL	Not Applicable	NIL	US $ 12,500 (Rs.0.06 crore)	NIL	Not Applicable	NIL	Not Applicable

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
A. D. Ambani - Vice-Chairman & Managing Director

N. R. Meswani
H. S. Kohli
} Executive Directors

R. H. Ambani
M. L. Bhakta
T. R. U. Pai
Y. P. Trivedi
Dr. D.V. Kapur
M. P. Modi
S. Venkitaramanan
} Directors

V. M. Ambani - Company Secretary

Mumbai
Dated: 29th April, 2004

Details of Subsidiary Companies

(Rs. in crore)

	Name of Subsidiary Company	Reliance Industrial Investments and Holdings Limited	Reliance Ventures Limited	Reliance Power Ventures Limited	Reliance Strategic Investments Limited	Reliance LNG Limited	Gas Transportation and Infrastructure Company Limited
1	Capital	147.50	2.12	2.02	2.02	0.05	0.05
2	Reserves	162.76	7.47	47.85	0.00	0.00	(0.02)
3	Total Assets	1 877.42	4 910.50	1 446.58	2.02	0.05	32.44
4	Total Liabilities	1 877.42	4 910.50	1 446.58	2.02	0.05	32.44
5	Details of Investments	1 874.03	1 414.88	1 444.42	2.02	–	–
6	Total Income	68.61	0.00	39.26	0.00	–	–
7	Profit before Taxation	41.41	(0.01)	39.25	(0.01)	–	–
8	Provision for Taxation	–	–	–	–	–	–
9	Profit after Taxation	41.41	(0.01)	39.25	(0.01)	–	–
10	Proposed Dividend	–	–	–	–	–	–

Exchange Rate as on 31.03.2004
1 US$ = Rs. 43.7175
1 Euro = Rs. 53.45

Details of Subsidiary Companies

(Rs. in crore)

Reliance Infocom B.V.	Reliance Infocom Inc.	Reliance Technologies, LLC	Reliance Communications (U.K.) Limited	Reliance Communications Inc.	Reliance Communications International Inc.
5.94 Euro 1,112,000	3.94 $ 900,000	17.73 $ 4,055,555	0.00 $ 1,000	21.86 $ 5,000,000	0.04 $ 10,000
0.19 Euro 36,964	0.07 $ 16,163	(17.26) $ (3,946,986)	–	(11.05) $ (2,526,388)	–
6.25 Euro 1,169,618	27.17 $ 6,214,125	0.47 $108,644	0.00 $ 1,000	183.50 $ 41,974,152	1.59 $ 364,575
6.25 Euro 1,169,618	27.17 $ 6,214,125	0.47 $108,644	0.00 $ 1,000	183.50 $ 41,974,152	1.59 $ 364,575
5.67 Euro 1,061,673	21.86 $ 5,000,000	– $ 1	–	0.04 $ 10,000	–
0.40 Euro 75,452	11.24 $ 2,570,630	0.01 $ 1,155	–	203.36 $ 46,516,154	–
0.19 Euro 36,261	(0.16) (36,610)	(0.03) $ (6,576)	–	(11.00) $ (2,516,527)	–
0.06 Euro 11,262	(0.02) $ (3,660)	–	–	–	–
0.13 Euro 24,999	(0.14) (32,950)	(0.03) $ (6,576)	–	(11.00) $ (2,516,527)	–
–	–	–	–	–	–

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Auditors' Report on Consolidated Financial Statements

TO THE BOARD OF DIRECTORS
RELIANCE INDUSTRIES LIMITED

We have examined the attached Consolidated Balance Sheet of Reliance Industries Limited ("the Company") and its subsidiaries as at 31st March, 2004, and the Consolidated Profit and Loss Account for the year then ended annexed thereto and the Consolidated Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets (net) of Rs. 218.98 crore as at 31st March, 2004 and total revenues of Rs. 215.01 crore for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, is based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company and its subsidiaries included in the consolidated financial statements.

On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of the Company and its subsidiaries, we are of the opinion that the said consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India :

(a) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of the Company and its subsidiaries as at 31st March, 2004;

(b) in the case of the Consolidated Profit and Loss Account, of the consolidated results of operations of the Company and its subsidiaries for the year then ended and

(c) in the case of the Consolidated Cash Flow Statement, of the consolidated cash flows of the Company and its subsidiaries for the year then ended.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner
Membership No.: 5611

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner
Membership No.: 7586

Mumbai
Dated: 29th April, 2004

Consolidated Balance Sheet as at 31st March, 2004

(Rs. in crore)

	Schedule	As at 31st March, 2004		As at 31st March, 2003	
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1,395.95		1,395.92	
Reserves and Surplus	'B'	33,621.60		29,139.79	
			35,017.55		30,535.71
Minority Interest			0.16		0.06
Loan Funds					
Secured Loans	'C'	11,479.18		11,801.04	
Unsecured Loans	'D'	9,537.59		7,981.45	
			21,016.77		19,782.49
Deferred Tax Liability			3,474.84		2,684.88
TOTAL			59,509.32		53,003.14
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		53,573.85		50,597.87	
Less: Depreciation		21,717.95		18,461.57	
Net Block		31,855.90		32,136.30	
Capital Work -in -Progress		3,388.19		2,010.63	
			35,244.09		34,146.93
Investments					
In Associates		14,722.33		6,009.79	
In Others		3,457.85		4,332.09	
			18,180.18		10,341.88
Current Assets, Loans and Advances					
Current Assets	'F'				
Inventories		7,231.22		7,510.41	
Sundry Debtors		3,128.01		3,000.73	
Cash and Bank Balances		270.88		150.12	
Other Current Assets		976.79		464.08	
		11,606.90		11,125.34	
Loans and Advances	'G'	6,922.85		7,805.41	
		18,529.75		18,930.75	
Less: **Current Liabilities and Provisions**	'H'				
Current Liabilities		11,472.57		9,558.59	
Provisions		973.52		905.02	
		12,446.09		10,463.61	
Net Current Assets			6,083.66		8,467.14
Miscellaneous Expenditure [to the extent not written off or adjusted]			1.39		47.19
TOTAL			59,509.32		53,003.14
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 29th April, 2004

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
A. D. Ambani - Vice-Chairman & Managing Director
N. R. Meswani, **H. S. Kohli** } Executive Directors
R. H. Ambani, **M. L. Bhakta**, **T. R. U. Pai**, **Y. P. Trivedi**, **Dr. D. V. Kapur**, **M. P. Modi**, **S. Venkitaramanan** } Directors
V. M. Ambani - Company Secretary

Consolidated Profit and Loss Account for the year ended 31st March, 2004

(Rs. in crore)

	Schedule	2003-2004		2002-2003	
INCOME					
Turnover and Inter Divisional Transfers		74,641.71		65,073.72	
Less: Inter Divisional Transfers		18,170.87		14,965.63	
Turnover		56,470.84		50,108.09	
Less: Excise Duty Recovered on Sales		4,445.50		4,198.02	
Net Turnover			52,025.34		45,910.07
Other Income	'I'		1,098.72		806.48
Share in Associates			58.08		79.81
Variation in Stocks	'J'		(605.41)		2,435.49
			52,576.73		49,231.85
EXPENDITURE					
Purchases			2,419.81		3,420.75
Manufacturing and Other Expenses	'K'		39,156.37		36,541.77
Interest	'L'		1,439.67		1,558.48
Depreciation		3,335.18		3,453.17	
Less : Transferred from General Reserve [Refer Note 7, Schedule 'N']		84.37		615.70	
			3,250.81		2,837.47
			46,266.66		44,358.47
Profit Before Tax			6,310.07		4,873.38
Provision for Current Tax			351.06		246.07
Provision for Deferred Tax			790.02		624.00
Profit after Tax (before adjustment for Minority Interest)			5,168.99		4,003.31
Add: Share of Loss transferred to Minority			–		–
Profit after Tax (after adjustment for Minority Interest)			5,168.99		4,003.31
Add: Balance brought forward from Previous year			3,470.41		2,818.47
Exchange Difference on account of opening Reserves			3.95		–
Dividend adjustment on Consolidation			52.33		49.71
Taxation Reserve Written Back			10.00		–
Taxation for Earlier Years			(23.03)		–
Debenture Redemption Reserve Written Back			850.00		–
Investment Allowance (Utilised) Reserve Written Back			76.63		–
Shares in Associates			–		87.73
Amount Available for Appropriations			9,609.28		6,959.22
APPROPRIATIONS					
Capital Redemption Reserve		–		400.00	
Debenture Redemption Reserve		1.33		281.08	
Statutory Reserve		9.57		–	
General Reserve		3,000.00		2,000.00	
Interim Dividend on Preference Shares (paid)		–		20.08	
Proposed Dividend on Equity Shares		733.10		698.19	
Tax on Dividend		91.64		89.46	
			3,835.64		3,488.81
Balance Carried to Balance Sheet			5,773.64		3,470.41
Basic and Diluted Earning per Share of Rs 10 each (in Rupees) [Ref. Note 12, Schedule 'N']			36.85		28.53
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 29th April, 2004

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
A. D. Ambani - Vice-Chairman & Managing Director

N. R. Meswani, **H. S. Kohli** - Executive Directors

R. H. Ambani, **M. L. Bhakta**, **T. R. U. Pai**, **Y. P. Trivedi**, **Dr. D. V. Kapur**, **M. P. Modi**, **S. Venkitaramanan** - Directors

V. M. Ambani - Company Secretary

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'A'

(Rs. in crore)

SHARE CAPITAL			As at 31st March, 2004		As at 31st March, 2003
Authorised:					
250 00 00 000 (250 00 00 000)	Equity Shares of Rs. 10 each		**2,500.00**		2,500.00
50 00 00 000 (50 00 00 000)	Preference Shares of Rs. 10 each		**500.00**		500.00
			3,000.00		3,000.00
Issued, Subscribed and Paid up:					
139 63 77 536 (139 63 77 536)	Equity Shares of Rs. 10 each fully paid up	**1,396.38**		1,396.38	
	Less: Calls in arrears - by others	**0.43**		0.46	
			1,395.95		1,395.92
	TOTAL		**1,395.95**		1,395.92

Notes:

1. Of the above Equity Shares:
   - (a) 48 17 70 552 (48 17 70 552) Shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.
   - (b) 52 31 98 799 (52 31 98 799) Shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash and includes 10,46,60,154 Shares allotted to the Petroleum Trust, the sole beneficiary of which is Reliance Industrial Investments and Holdings Limited, a wholly owned subsidiary of the Company
   - (c) 33 04 27 345 (33 04 27 345) Shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants against Global Depository Shares and re-issue of forfeited equity shares
2. The Company has reserved isssuance of 5,26,87,851 Equity Shares of Rs. 10 each for offering to employees under Employees Stock Option Scheme (ESOP).

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'B'

(Rs. in crore)

		As at 31st March, 2004		As at 31st March, 2003
Revaluation Reserve				
As per last Balance Sheet	2,735.81		2,738.50	
Less: Deduction on retirement of Revalued Assets	2.28		2.69	
		2,733.53		2,735.81
Capital Reserve				
As per last Balance Sheet		291.28		291.28
Capital Redemption Reserve				
As per last Balance Sheet	885.07		485.07	
Add: Transferred from Profit and Loss Account	–		400.00	
		885.07		885.07
Securities Premium Account				
As per last Balance Sheet	15,973.02		16,153.81	
Less: Premium on Redemption of Debentures/Bonds	147.95		180.79	
	15,825.07		15,973.02	
Less: Calls in arrears - by others	2.31		2.55	
		15,822.76		15,970.47
Debentures Redemption Reserve				
As per last Balance Sheet	1,406.66		1,125.58	
Add: Transferred from/ (to) Profit and Loss Account	(848.67)		281.08	
		557.99		1,406.66
Investment Allowance (Utilised) Reserve				
As per last Balance Sheet	76.63		76.63	
Less: Transferred to Profit and Loss Account	76.63		–	
		–		76.63
Taxation Reserve				
As per last Balance Sheet	10.00		10.00	
Less: Transferred to Profit and Loss Account	10.00		–	
		–		10.00
Statutory Reserve				
As per last Balance Sheet	–		–	
Add : Transferred from Profit and Loss Account	9.57		–	
		9.57		–
General Reserve				
As per last Balance Sheet	4,270.10		2,885.80	
Less: Transferred to Profit and Loss Account* [Refer Note 7, Schedule 'N']	84.37		615.70	
	4,185.73		2,270.10	
Add : Transferred from Profit and Loss Account	3,000.00		2,000.00	
		7,185.73		4,270.10
Shares in Reserves of Associates				
Revaluation Reserves :				
As per last Balance Sheet	9.71		–	
Additions during the year	308.62		9.71	
	318.33		9.71	
Capital Reserves :				
As per last Balance Sheet	13.65		–	
Additions during the year	30.05		13.65	
	43.70		13.65	
		362.03		23.36
Profit and Loss Account		5,773.64		3,470.41
TOTAL		33,621.60		29,139.79

* Cumulative amount transferred on account of Depreciation on Revaluation Rs. 2,502.36 crore (Previous Year Rs. 2,417.99 crore)

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'C' (Rs. in crore)

SECURED LOANS

			As at 31st March, 2004		As at 31st March, 2003	
A.	**DEBENTURES**					
	1.	Non Convertible Debentures	**9,308.58**		10,037.08	
	2.	Deep Discount Debentures	**637.20**		644.70	
		Less: Unamortised Discounts	**20.95**		96.64	
			616.25		548.06	
				9,924.83		10,585.14
B.	**TERM LOANS**					
		From Financial Institutions				
		Rupee Loans				
				–		23.64
C.	**WORKING CAPITAL LOANS**					
		From Banks				
		Rupee Loans		**1,554.35**		1,192.26
		TOTAL		**11,479.18**		11,801.04

1. (a) Debentures referred to in A above to the extent of Rs. 5330.54 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.
   (b) Debentures referred to in A above to the extent of Rs. 881.25 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of petrochemicals complex situated at Jamnagar, in the State of Gujarat and on the movable properties situated at Hazira, District Surat, in the State of Gujarat.
   (c) Debentures referred to in A above to the extent of Rs. 30.00 crore are secured by way of second and subservient charge, created on all the properties situated at Patalganga, District Raigad in the State of Maharashtra.
   (d) Debentures referred to in A above to the extent of Rs. 3655 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.
   (e) Debentures referred to in A above to the extent of Rs 28.04 crore are secured by way of second and subservient charge on Company's immovable property situated at Mumbai and by way of pledge of securities.
   (f) Debentures referred to in A above are redeemable at par, on various dates starting from 31st May, 2004 and ending on 24th November, 2018, the earliest being 31st May, 2004. The debentures are redeemable in the following financial years viz: Rs.1204.04 crore in financial year 2004-05, Rs.942.40 crore in financial year 2005-06, Rs.1287.40 crore in financial year 2006-07, Rs.1,802.19 crore in financial year 2007-08, Rs.1377 crore in financial year 2008-09, Rs.861.80 crore in financial year 2009-10, Rs.175 crore in financial year 2010-11, Rs.250 crore in financial year 2011-12, Rs.725 crore in financial year 2012-13, Rs.383.33 crore in financial year 2013-14, Rs.383.33 crore in financial year 2014-15, Rs.133.33 crore in financial year 2015-16, Rs.133.33 crore in financial year 2016-17, Rs.133.33 crore in financial year 2017-18 and Rs.133.33 crore in financial year 2018-19.
2. Working Capital Loans from Banks referred to in C above are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims, etc. save and except receivable of Oil and Gas Division.

SCHEDULE 'D' (Rs. in crore)

UNSECURED LOANS

		As at 31st March, 2004		As at 31st March, 2003	
A.	**Long Term**				
	i) From Banks	**4,064.12**		5,851.50	
	ii) From Others	**1,796.83**		1,979.95	
			5,860.95		7,831.45
B.	**Short Term**				
	i) From Banks	**3,676.49**		150.00	
	ii) From Others	**0.15**	**3676.64**	–	150.00
	TOTAL		**9,537.59**		7,981.45

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs in crore)

Description	Gross Block				Depreciation				Net Block	
	As at 01-04-2003	Additions	Deductions / Adjustments	As at 31-03-2004	As at 01-04-2003	For the Year	Deductions / Adjustments	Upto 31-03-2004	As at 31-03-2004	As at 31-03-2003
OWN ASSETS :										
Leasehold Land	56.79	1.63	–	**58.42**	4.72	0.53	–	**5.25**	**53.17**	52.07
Freehold Land	230.50	35.69	0.02	**266.17**	–	–	–	–	**266.17**	230.50
Development Rights / Producing Properties	1,056.46	1,191.45	–	**2,247.91**	434.03	109.22	–	**543.25**	**1,704.66**	622.43
Buildings	2,724.41	121.44	1.46	**2,844.39**	628.11	98.14	0.36	**725.89**	**2,118.50**	2,096.30
Plant & Machinery	41,997.39	1,066.44	82.17	**42,981.66**	15,623.20	2,714.78	65.76	**18,272.22**	**24,709.44**	26,374.19
Electrical Installations	776.74	173.92	0.13	**950.53**	414.28	47.30	0.04	**461.54**	**488.99**	362.46
Equipments	655.78	196.98	0.58	**852.18**	212.47	47.73	0.28	**259.92**	**592.26**	443.31
Furniture & Fixtures	199.72	31.38	0.65	**230.45**	96.47	20.64	0.40	**116.71**	**113.74**	103.25
Vehicles	138.22	20.24	15.23	**143.23**	61.21	19.73	11.96	**68.98**	**74.25**	77.01
Ships	214.78	46.06	–	**260.84**	168.31	7.55	–	**175.86**	**84.98**	46.47
Aircrafts & Helicopters	46.92	182.83	–	**229.75**	32.68	26.30	–	**58.98**	**170.77**	14.24
Jetties	646.97	–	–	**646.97**	133.44	96.23	–	**229.67**	**417.30**	513.53
Sub-Total	**48,744.68**	**3,068.06**	**100.24**	**51,712.50**	**17,808.92**	**3,188.15***	**78.80**	**20,918.27**	**30,794.23**	**30,935.76**
LEASED ASSETS :										
Plant & Machinery	15.49	–	–	**15.49**	8.74	2.87	–	**11.61**	**3.88**	6.75
Ships	9.98	–	–	**9.98**	3.65	2.00	–	**5.65**	**4.33**	6.33
Sub-Total	**25.47**	–	–	**25.47**	**12.39**	**4.87**	–	**17.26**	**8.21**	**13.08**
INTANGIBLE ASSETS **										
Technical Knowhow fees #	1,741.88	–	–	**1,741.88**	610.84	122.19	–	**733.03**	**1,008.85**	1,131.04
Software #	85.84	8.16	–	**94.00**	29.42	19.97	–	**49.39**	**44.61**	56.42
Sub-Total	**1,827.72**	**8.16**	–	**1,835.88**	**640.26**	**142.16**	–	**782.42**	**1,053.46**	**1,187.46**
Total	**50,597.87**	**3,076.22**	**100.24**	**53,573.85**	**18,461.57**	**3,335.18**	**78.80**	**21,717.95**	**31,855.90**	**32,136.30**
Previous Year	46,727.47	3,991.41	121.01	**50,597.87**	15,076.94	3,453.17	68.54	**18,461.57**	**32,136.30**	
Capital Workin-Progress									**3,388.19**	**2,010.63**

NOTES :

a) Leasehold Land includes Rs. 0.21 crore (Previous Year Rs. 0.21 crore) in respect of which lease-deeds are pending execution.

b) Buildings include :
   i) Cost of shares in Co-operative Societies Rs. 0.01 crore (Previous Year Rs. 0.01 crore).
   ii) Rs. 93.20 crore (Previous Year Rs. 93.20 crore) incurred towards purchase/ acquisition of 1,94,819 Equity shares of Re.1 each of M/s. Mature Trading and Investments Pvt. Limited with a right of occupancy of certain area of a commercial premises.

c) Capital-work-in progress includes :
   i) Rs.113.00 crore on account of pre-operative expenses (Previous Year Rs.76.76 crore)
   ii) Rs.271.82 crore on account of cost of construction materials at site. (Previous Year Rs.133.97 crore)
   iii) Rs.1170.91 crore on account of advance against capital expenditure. (Previous Year Rs.279.18 crore)

d) Additions/ Deletions and Capital work in Progress is net of Rs.12.98 crore on account of exchange difference during the year. (Previous Year Rs.13.91 crore)

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the Company has been permitted to use the same at a concessional rate.

f) Gross Block includes Rs. 2,733.53 crore (Previous Year Rs. 2,735.81 crore) being the amount added on revaluation of Plant and Machinery as at 01-04-1997.

* Refer to Note 7, Schedule 'N'

** Intangible assets are re-grouped from Plant & Machinery and Equipments

\# Other than internally generated

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'F'

(Rs. in crore)

CURRENT ASSETS	**As at 31st March, 2004**		As at 31st March, 2003	
INVENTORIES				
Stores, Chemicals and Packing Materials	**839.97**		1,004.06	
Raw Materials	**2,881.83**		2,391.52	
Stock-in-Process	**752.38**		939.55	
Finished Goods / Traded Goods	**2,757.04**		3,175.28	
		7,231.22		7,510.41
SUNDRY DEBTORS (Unsecured) #				
Over six months				
Considered good	**10.59**		15.50	
Considered doubtful	–		113.23	
	10.59		128.73	
Less : Provision	–		113.23	
	10.59		15.50	
Others, considered good	**3,117.42**		2,985.23	
		3,128.01		3,000.73
CASH AND BANK BALANCES				
Cash on hand	**2.44**		3.04	
Balance with Banks				
In Current Accounts :				
with Scheduled Banks	**206.20**		134.28	
With Others	**0.75**		–	
In Fixed Deposit Accounts :				
With Scheduled Banks	**15.51**		12.80	
With Others	**45.98**		–	
		270.88		**150.12**
OTHER CURRENT ASSETS				
Interest Accrued On Investments @	**779.21**		464.08	
Premium Accrued on Investments in Preference Shares $	**197.58**		–	
		976.79		464.08
TOTAL		**11,606.90**		11,125.34

Sundry Debtors include Rs. NIL (Previous Year Rs.10.26 crore) from Reliance Communications Infrastructure Limited, Rs.NIL (Previous Year Rs. 3.14 crore) from Reliance Infocomm Limited and Rs 3.43 crore (Previous Year Rs NIL) from Reliance Energy Limited, companies under the same management.

@ Interest Accrued on Investments includes Rs. 732.02 crore (Previous Year Rs. 490.58 crore) accrued on Deep Discount Bonds issued by Reliance Communications Infrastructure Limited, a company under the same management.

$ Premium accrued on Investments in Preference Shares represents premium accrued on Preference Shares issued by Reliance Infocomm Limited, a company under the same management.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'G'

(Rs. in crore)

LOANS AND ADVANCES	As at 31st March, 2004	As at 31st March, 2003
UNSECURED - (Considered Good)		
Advances recoverable in cash or in kind or for value to be received	4,634.94	5,404.76
Advance Tax (net of Provisions)	81.89	151.06
Deposits	2,003.59	2,058.92
Balance with Customs, Central Excise Authorities, etc.	202.43	190.67
TOTAL	6,922.85	7,805.41

Advances include:

(i) Rs.Nil (Previous Year Rs.0.35 crore) to the Officers of the Company (Maximum amount outstanding at any time during the year Rs.0.35 crore).

(ii) Rs. Nil (Previous Year Rs. 888.00 crore) paid to Reliance Infocomm Limited, a company under the same management, towards Debenture Application money/Call Money Advance pending allotment (Maximum amount outstanding at any time during the year Rs. 888.00 crore).

(iii) Rs. Nil (Previous Year Rs. 2.83 crore) paid to others towards Shares Application money pending allotment.

(iv) Rs. 37.60 crore (Previous Year Rs. 40.10 crore) receivable from Reliance Communication Infrastructure Limited (Maximum amount outstanding at any time during the year Rs. 40.10 crore) and Rs. 14.57 crore (Previous Year Rs.15.53 crore) receivable from Reliance Infocomm Limited (Maximum amount outstanding at any time during the year Rs.15.53 crore), companies under the same management, towards net investment in finance leases given.

SCHEDULE 'H'

(Rs. in crore)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2004		As at 31st March, 2003	
CURRENT LIABILITIES				
Sundry Creditors - Small Scale Industries	3.10		2.69	
- Others *	11,006.59		9,070.59	
Liability for Leased Assets	6.81		13.99	
Unpaid Dividend #	49.73		45.93	
Unpaid matured debentures #	39.53		45.23	
Unpaid Call Money #	0.03		0.01	
Interest accrued on above #	1.02		1.83	
Interest accrued but not due on Loans	365.76		378.32	
		11,472.57		9,558.59
PROVISIONS				
Provision for Wealth Tax	37.16		30.16	
Provision for Income Tax	0.32		0.17	
Provision for Leave encashment/ Superannuation / Gratuity	111.30		87.04	
Proposed Dividend	733.10		698.19	
Tax on Dividend	91.64		89.46	
		973.52		905.02
TOTAL		12,446.09		10,463.61

* Includes for capital expenditure Rs.676.45 crore (Previous Year Rs.717.48 crore).

These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund.

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'I'

(Rs. in crore)

OTHER INCOME		**2003-04**		2002-03
Dividend :				
From Current Investments	–		0.11	
From Long Term Investments	**4.54**		92.69	
[Tax Deducted at Source Rs NIL (Previous Year Rs. 14.37 crore.)]				
		4.54		92.80
Interest Received :				
From Current Investments	**144.79**		147.14	
From Long Term Investments	**253.84**		209.22	
From Others	**262.34**		163.58	
[Tax Deducted at Source Rs. 36.75 crore (Previous Year Rs. 79.16 crore.)]				
		660.97		519.94
Premium on Investments in Preference Shares		**197.58**		–
Profit/(Loss) on Sale of Long Term Investments (net)	**8.27**		0.66	
Profit on Sale of Current Investments (net)	**98.95**		36.31	
		107.22		36.97
Profit on Sale of Fixed Assets		**1.49**		2.52
Miscellaneous Income		**126.92**		154.25
TOTAL		**1,098.72**		806.48

SCHEDULE 'J'

(Rs. in crore)

VARIATION IN STOCKS		**2003-04**		2002-03
STOCK-IN-TRADE (at close)				
Finished/Traded Goods	**2,757.04**		3,175.28	
Stock-in-process	**752.38**		939.55	
		3,509.42		4,114.83
STOCK-IN-TRADE (at commencement)				
Finished Goods	**3,175.28**		1,159.51	
Stock-in-process	**939.55**		519.83	
		4,114.83		1,679.34
TOTAL		**(605.41)**		2,435.49

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'K'

(Rs. in crore)

MANUFACTURING AND OTHER EXPENSES		**2003-04**		2002-03
RAW MATERIAL CONSUMED		**32,503.11**		30,856.93
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	**1,263.37**		1,135.34	
Electric Power, Fuel and Water	**725.54**		719.40	
Machinery Repairs	**155.82**		106.01	
Building Repairs	**68.26**		30.60	
Labour, Processing and Machinery Hire Charges	**167.58**		146.35	
Excise Duty provided on stocks	**(48.10)**		193.60	
Lease Rent	**8.68**		15.80	
Exchange Differences (Net)	**(265.96)**		(176.56)	
		2,075.19		2,170.54
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	**638.67**		475.55	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	**70.54**		99.11	
Employee's Welfare and other amenities	**97.16**		86.17	
		806.37		660.83
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	**220.64**		159.98	
Brokerage, Discount and Commission	**315.67**		141.97	
Warehousing and Distribution Expenses	**922.74**		944.87	
Sales Tax including defeased / Service Tax	**802.80**		476.19	
Bad debts written off	**113.23**		–	
Less: Provision for Doubtful Debts Written back	**(113.23)**		–	
Provision for Doubtful Debts (net)	**–**		4.76	
		2,261.85		1,727.77
ESTABLISHMENT EXPENSES				
Insurance	**234.37**		223.34	
Rent	**207.38**		124.70	
Rates & Taxes	**181.82**		123.17	
Other Repairs	**83.18**		71.99	
Travelling Expenses	**104.09**		58.14	
Payment to Auditors	**4.75**		4.70	
Professional Fees	**210.27**		189.48	
Loss on Sale of Discarded Assets	**14.09**		23.67	
General Expenses*	**452.98**		262.47	
Wealth Tax	**7.00**		6.00	
Charity and Donations	**36.44**		42.33	
		1,536.37		1,129.99
		39,182.89		36,546.06
Less : Preoperative Expenses of Projects Under Commissioning (Net)		**26.52**		4.29
TOTAL		**39,156.37**		36,541.77

* Includes investments written off Rs. NIL (Previous Year Rs. 18.15 crore)

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'L'

		(Rs. in crore)
INTEREST	**2003-04**	2002-03
Debentures	**1,126.79**	1,276.04
Fixed Loans	**118.90**	196.60
Others	**193.98**	85.84
TOTAL	**1,439.67**	1,558.48

SCHEDULE 'M'

SIGNIFICANT ACCOUNTING POLICIES TO THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. **Principles of consolidation**

   The consolidated financial statements relate to Reliance Industries Limited ('the Company') and its subsidiary companies. The consolidated financial statements have been prepared on the following basis:

   a) The financial statements of the Company and its subsidiary companies are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses in accordance with Accounting Standard (AS) 21 - "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India.

   b) In case of foreign subsidiaries, revenue items are consolidated at the average rate prevailing during the year. All assets and liabilities are converted at rates prevailing at the end of the year. Any exchange difference arising on consolidation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

   c) The difference between the cost of investment in the subsidiaries, over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill or Capital Reserve as the case may be.

   d) The difference between the proceeds from disposal of investment in a subsidiary and the carrying amount of its assets less liabilities as of the date of disposal is recognised in the consolidated statement of Profit and Loss account as the profit or loss on disposal of investment in subsidiary.

   e) Minority Interest's share of net profit of consolidated subsidiaries for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the Company.

   f) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the Company's shareholders.

   g) In case of associates where the Company directly or indirectly through subsidiaries holds more than 20% of equity, Investments in associates are accounted for using equity method in accordance with Accounting Standard (AS) 23 -"Accounting for investments in associates in consolidated financial statements" issued by the Institute of Chartered Accountants of India.

   h) The Company accounts for its share in the change in the net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its profit and loss account to the extent such change is attributable to the associates' profit and loss account and through its reserves for the balance, based on available information.

   i) The difference between the cost of investment in the associates and the share of net assets at the time of acquisition of shares in the associates is identified in the financial statements as Goodwill or Capital Reserve as the case may be.

   j) As far as possible, the consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's separate financial statements.

2. Investments other than in subsidiaries and associates have been accounted as per Accounting Standard (AS) 13 - "Accounting for Investments".

3. Other significant accounting policies :

   These are set out under "Significant Accounting Policies" as given in the Unconsolidated Financial Statements of Reliance Industries Limited and its subsidiaries.

Notes on Consolidated Accounts

SCHEDULE 'N'

NOTES ON ACCOUNTS TO CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. The subsidiary companies considered in the consolidated financial statements are:

Name of the Subsidiaries	Country of incorporation	Proportion of ownership interest
Reliance Industrial Investments and Holdings Limited	India	100%
Reliance Power Ventures Limited	India	100%
Reliance Ventures Limited	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance Infocom Inc.	U.S.A.	100%
Reliance Communications Inc.	U.S.A.	100%
Reliance Communications (U.K.) Limited	U.K.	100%
Reliance Technologies LLC	U.S.A.	90%
Reliance Infocom B.V.	Netherlands	100%
Reliance Communications International Inc.	U.S.A.	100%
Reliance LNG Limited	India	90%
Gas Transportation & Infrastructure Company Limited	India	100%

2. The significant associate companies considered in the consolidated financial statements are:

Name of the associate companies	Country of Incorporation	Proportion of ownership interest
Reliance Capital Limited	India	46.71%
Reliance Industrial Infrastructure Limited*	India	46.23%
Reliance Energy Limited (Formerly BSES Limited)	India	41.03%
Reliance Communication Infrastructure Limited	India	45.00%
Reliance Telecom Limited	India	25.60%
Reliance Life Insurance Company Limited	India	25.00%
Reliance General Insurance Company Limited	India	25.00%
Reliance Petroinvestments Limited	India	50.00%
Reliance Europe Limited	U.K.	50.00%

** Accounted for based on unaudited financial results.*

3. The carrying amount of investments includes goodwill (net of Capital Reserve) arising on acquisition of the associates of Rs. 342.25 crore (Previous Year Rs. 456.53 crore)

4. The financial statements of Reliance Infocom Inc., Reliance Technologies LLC, Reliance Communications Inc. and Reliance Communications International Inc. have been prepared under US GAAP and Reliance Communications (UK) Ltd has been prepared under UK GAAP and Reliance Infocom BV has been prepared under Netherlands GAAP. The differences in accounting policies between the Company and its subsidiaries are not material.

5. As required by Accounting Standard (AS-23) on Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, the carrying amount of investments in Associates at the beginning of the year have been restated by applying "Equity Method" of accounting from the date of acquisition of the associates and corresponding adjustment has been made to the retained earnings at the beginning of the year after eliminating unrealised profits, if any.

6. Turnover includes Income from Services of Rs. 1421.84 crore (Previous Year Rs. 364.56 crore).

7. The Gross Block of Fixed Assets include Rs. 2733.53 crore (Previous Year Rs 2735.81 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs.84.37 crore (Previous Year Rs. 116.61 crore) and an equivalent amount has been withdrawn from General Reserve and credited to the Profit and Loss Account.

8. On account of prudence and as originally recommended by Accounting Standard 26 on "Intangible Assets", issued by the Institute of Chartered Accountants of India, expenditure on employee separation scheme has been charged to the Profit and Loss Account, instead of being amortised over 60 months.

   Accordingly, Rs.107.42 crore expenditure incurred on employee separation schemes announced during the year and Rs.47.15 crore being the unamortised Miscellaneous Expenditure on employee separation as at 1.4.2003 has been charged under the head Payments to and Provisions for employees in the Profit & Loss Account.

   Consequent to the above, the profit for the year is lower by Rs 117.37 crore.

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

9. Managerial Remuneration:

(Rs in crore)

		2003-04	2002-03
i)	Salaries	**1.65**	1.81
ii)	Perquisites	**1.47**	1.62
iii)	Commission	**36.59**	29.86
iv)	Leave salary / Encashment	**0.56**	1.55
v)	Contribution to provident fund and Superannuation fund	**0.40**	0.46
vi)	Provision for gratuity	**0.29**	0.07
		40.96	35.37

10. A sum of Rs. 2.18 crore (net debit) [Previous Year Rs. 3.73 crore (net credit)] is adjusted to general expenses representing Net Prior Period Items.

11. The deferred tax liability as at 31st March, 2004 comprise of the following:

(Rs. in crore)

			As at 31st March, 2004		As at 31st March, 2003
a.	Deferred Tax Liability				
	Related to fixed assets		**3,811.43**		2,955.94
b.	Deferred Tax Assets				
	(i) Disallowance u/s 43B of the Income Tax Act 1961	**336.59**		229.43	
	(ii) Provision for doubtful debts	–		41.69	
			336.59		271.12
c.	Provision for deferred tax (Net)		**3,474.84**		2,684.82

12. **EARNINGS PER SHARE (EPS)**

		2003-04	2002-03
a)	Net Profit as per Profit and Loss Account (Rs.in crore)	**5,168.99**	4,003.31
b)	Less : Interim dividend on Preference Shares (Rs.in crore)	–	20.08
c)	Less : Provision for taxation for earlier years (Rs.in crore)	**23.03**	–
d)	Net profit available for equity shareholder (Numerator used for calculation) (Rs.in crore)	**5,145.96**	3,983.31
e)	Weighted Average number of equity shares used as denominator for calculating EPS	**139,63,77,536**	139,63,77,536
f)	Basic and Diluted Earnings per share (Rs.) : (Face value Rs.10 each)	**36.85**	28.53

Notes on Consolidated Accounts

13. **Segment Information:**

The Company has identified three reportable segments viz. Petrochemicals, Refining and others. Segments have been identified and reported taking into account nature of products and services, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the Company with following additional policies for segment reporting.

(a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses which relate to enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

(b) Segment assets and segment liabilities represent assets and liabilities in respective segments. Investments, tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

(i) **Primary Segment Information :**

(Rs.in crore)

Particulars	Petrochemicals		Refining		Others		Unallocable		Sub-Total		Eliminations		Total	
	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003
1 **Segment Revenue**														
External Turnover	23,423.86	21,791.01	30,520.16	26,884.20	2,526.82	1,432.88	-	-	56,470.84	50,108.09	-	-	56,470.84	50,108.09
Intra Segment Turnover	*7,050.05*	*7,399.38*	-	-	*34.69*	*41.33*	-	-	*7,084.74*	*7,440.71*	*(7,084.74)*	*(7,440.71)*	-	-
Inter Segment Turnover	-	-	11,086.13	7,524.92	-	-	-	-	11,086.13	7,524.92	(11,086.13)	(7,524.92)	-	-
Gross Turnover	30,473.91	29,190.39	41,606.29	34,409.12	2,561.51	1,474.21	-	-	74,641.71	65,073.72	(18,170.87)	(14,965.63)	56,470.84	50,108.09
Less: Excise duty recovered	2,089.18	1,834.63	2,347.42	2,243.80	8.90	119.59	-	-	4,445.50	4,198.02	-	-	4,445.50	4,198.02
Net Turnover	28,384.73	27,355.76	39,258.87	32,165.32	2,552.61	1,354.62	-	-	70,196.21	60,875.70	(18,170.87)	(14,965.63)	52,025.34	45,910.07
2 **Segment Result before Interest Extra ordinary Items and Taxes**	3,368.44	2,928.80	3,499.67	2,344.01	588.96	598.30	(368.30)	40.81	7,088.77	5,911.92	-	-	7,088.77	5,911.92
Less: Interest Expense							1,439.67	1,558.48	1,439.67	1,558.48			1,439.67	1,558.48
Add: Interest Income							660.97	519.94	660.97	519.94	-	-	660.97	519.94
Profit before Extra ordinary Items and Taxes	3,368.44	2,928.80	3,499.67	2,344.01	588.96	598.30	(1,147.00)	(997.73)	6,310.07	4,873.38	-	-	6,310.07	4,873.38
Profit Before Tax	3,368.44	2,928.80	3,499.67	2,344.01	588.96	598.30	(1,147.00)	(997.73)	6,310.07	4,873.38	-	-	6,310.07	4,873.38
Current Tax							351.06	246.07	351.06	246.07	-	-	351.06	246.07
Deferred Tax							790.02	624.00	790.02	624.00	-	-	790.02	624.00
Net Profit after Tax	3,368.44	2,928.80	3,499.67	2,344.01	588.96	598.30	(2,288.08)	(1,867.80)	5,168.99	4,003.31	-	-	5,168.99	4,003.31
3 **Other Information**														
Segment Assets	14,256.03	14,975.72	29,911.06	27,694.80	15,843.90	4,130.62	11,944.42	16,618.42	71,955.41	63,419.56	-	-	71,955.41	63,419.56
Segment Liabilities	*3,009.58*	*2,530.83*	*5,919.14*	*4,029.04*	*333.70*	*685.68*	*3,183.67*	*3,218.06*	*12,446.09*	*10,463.61*	-	-	*12,446.09*	*10,463.61*
Capital Expenditure	438.74	1,181.68	1,548.86	2,416.52	2,205.85	870.52	125.48	-	4,318.93	4,468.72	-	-	4,318.93	4,468.72
Depreciation	1,490.41	1,581.08	1,501.80	1,046.46	173.15	125.46	85.45	84.47	3,250.81	2,837.47	-	-	3,250.81	2,837.47
Non Cash Expenses other than depreciation							47.15	92.96	47.15	92.96	-	-	47.15	92.96

(a) As per Accounting Standard on Segment Reporting (AS-17), issued by the Institute of Chartered Accountant of India, the Company has reported the above on consolidated basis including businesses conducted through its subsidiaries and associates.

(b) The reportable Segments are further described below :

- The petrochemicals segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.
- The refining segment includes production and marketing operations of the Petroleum refinery.
- The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of :
  * Oil and Gas
  * Textile
  * Communication business conducted through subsidiaries and associates viz. Reliance Infocom Inc., Reliance Infocom B.V. ,Reliance Technologies LLC.,Reliance Communications Inc.,Reliance Communications (U.K.) Ltd., Reliance Communications International Inc., Reliance Infocomm Limited and Reliance Communications Infrastucture Limited.
  * Risk and Finance business conducted through Reliance Petroinvest Limited, Reliance Capital Limited and Reliance General Insurance Company Limited.
  * Power business conducted through Reliance Energy Limited.

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(Rs. in crore)

	2003-04	2002-03
(ii) Secondary Segment Information:		
1. Segment Revenue – External Turnover		
- Within India	**44,182.88**	39,256.15
- Outside India	**12,287.96**	10,851.94
Total Revenue	**56,470.84**	50,108.09
2. Segment Assets		
- Within India	**70,724.48**	62,098.84
- Outside India	**1,230.93**	1,320.72
Total Assets	**71,955.41**	63,419.56
3. Segment Liability		
- Within India	**12,265.39**	10,461.07
- Outside India	**180.70**	2.54
Total Liability	**12,446.09**	10,463.61
4. Capital Expenditure		
- Within India	**4,318.33**	4,468.73
- Outside India	**0.60**	-
Total Expenditure	**4,318.93**	4,468.73

14. **PROJECT DEVELOPMENT EXPENDITURE**
(in respect of Projects included under Capital work-in-progress)

(Rs. in crore)

	2003-04		2002-03	
Opening Balance		**76.76**		64.86
Add: Project Development Expenditure transferred from Profit and Loss Account	**26.52**		4.29	
Interest Capitalised	**143.75**	**170.27**	84.85	89.14
		247.03		154.00
Less: Project Development Expenses Capitalised during the year		**134.03**		77.24
Closing Balance		**113.00**		76.76

15. **ADDITIONAL INFORMATION**

(Rs. in crore)

	As at 31st March, 2004	As at 31st March, 2003
(A) Estimated amount of contracts remaining to be executed on Capital accounts and not provided for:		
(i) In respect of joint ventures	**39.99**	399.20
(ii) In respect of others	**1748.70**	1,958.82
(B) Uncalled liability on partly paid Shares	**0.41**	0.41
(C) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
(a) In respect of joint ventures	–	–
(b) In respect of others	**496.79**	207.62
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
(a) In respect of joint ventures	–	–
(b) In respect of others	**243.33**	455.26

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(Rs. in crore)

	As at 31st March, 2004	As at 31st March, 2003
(iii) Liability in respect of bills discounted with Banks		
(a) In respect of joint ventures	–	–
(b) In respect of others	**588.87**	502.03
(iv) Claims against the Company / disputed liabilities not acknowledged as debts		
(a) In respect of joint ventures	**158.95**	133.10
(b) In respect of others	**400.77**	261.03
(v) Performance Guarantees		
(a) In respect of joint ventures	**35.79**	166.21
(b) In respect of others	**1,277.94**	4,936.56
(vi) Sales tax deferral liability assigned	**5,036.31**	3,700.71

(D) The Income-Tax assessments of the Company have been completed up to Assessment Year 2001-2002. The disputed demand outstanding up to the said Assessment Year is Rs. 352.88 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and hence the reserves created in the past would be adequate enough to meet the liabilities, if any, in respect of disputed matters which are pending in appeals

16. **Related Party Disclosures:**

(i) List of related parties with whom transactions have taken place and relationships:

Sr No.	Name of the Related Party	Relationship
1	Reliance Life Insurance Company Limited	Associate Companies and Joint Ventures
2	Reliance General Insurance Company Limited	
3	Reliance Capital Limited	
4	Reliance Energy Limited (formerly BSES Limited)	
5	Reliance Infocomm Limited	
6	Reliance Communications Infrastructure Limited	
7	Reliance Telecom Limited	
8	Reliance Industrial Infrastructure Limited	
9	Reliance Europe Limited	
10	Reliance Petroinvestments Limited	
11	Reliance Rubbers and Chemicals Limited	
12	Indian Petrochemicals Corporation Limited	
13	Reliance Enterprises Limited	
14	Reliance Global Trading Private Limited.	
15	Reliance Utilities and Power Limited	
16	Reliance Ports and Terminals Limited	
17	Unincorporated Oil and Gas Joint Ventures	
18	Rosche Trading Private Limited	
19	Shri Mukesh D Ambani	Key Managerial Personnel
20	Shri Anil D Ambani	
21	Shri Nikhil R Meswani	
22	Shri Hital R Meswani	
23	Shri H S Kohli	
24	Dhirubhai Ambani Foundation	Others
25	Jamnaben Hirachand Ambani Foundation	
26	Dhirubai Ambani Memorial Trust	
27	Hirachand Govardhandas Ambani Public Charitable Trust	

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(ii) Transactions during the year with related parties :

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Associates	Key Managerial Personnel	Others	Total
A)	**Debentures Issued**				
	Balance as at 1st April,2003	68.03			68.03
	Issued during the year	1,020.00			1,020.00
		(1,211.03)			(1,211.03)
	Repaid during the year	187.03			187.03
		(218.50)			(218.50)
	Balance as at 31st March, 2004	–			–
		(68.03)			(68.03)
B)	**Loans Taken**				
	Balance as at 1st April,2003	154.09			154.09
	Taken during the year	5,041.04			5,041.04
		(499.49)			(499.49)
	Repaid during the year	4,047.98			4,047.98
		(345.40)			(345.40)
	Balance as at 31st March, 2004	1,147.15			1,147.15
		(154.09)			(154.09)
C)	**Fixed Assets/Capital Work in Progress**				
	Balance of Assets taken on Lease as on 1st April,2003	13.98			13.98
	Assets taken on Lease during the year	–			–
		(0.78)			(0.78)
	Balance of Assets taken on Lease as at 31st March, 2004	6.81			6.81
		(13.98)			(13.98)
	Assets given on Lease during the year	–			–
		(58.88)			(58.88)
	Assets Purchased during the year	8.15			8.15
		(11.87)			(11.87)
D)	**Investments**				
	Balance as at 1st April,2003	6,090.67			6,090.67
	Purchased/adjusted during the year	8,387.02			8,387.02
		(4,389.96)			(4,389.96)
	Sold during the year	–			–
		(1,645.53)			(1,645.53)
	Balance as at 31st March, 2004	14,436.80			14,436.80
		(6,090.67)			(6,090.67)
E)	**Premium Accrued on Investments in Preference Shares**	197.58			197.58
F)	**Interest Accrued on Investments**	732.02			732.02
		(490.58)			(490.58)
G)	**Sundry Debtors as at 31st March, 2004**	164.31			164.31
		(149.20)			(149.20)

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.) (Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Associates	Key Managerial Personnel	Others	Total
H)	**Loans & Advances**				
	i) Loans Given				
	Balance as at 1st April,2003	2721.18			2,721.18
	Given during the year	6,872.15			6,872.15
		(6,634.75)			(6,634.75)
	Returned during the year	6,924.84			6,924.84
		(5,245.99)			(5,245.99)
	Balance as at 31st March, 2004	2,668.49			2,668.49
		(2,721.18)			(2,721.18)
	ii) Advances recoverable in cash or in kind				
	Balance as at 1st April,2003	1,034.84			1,034.84
	Given during the year	77.69			77.69
		(1,396.93)			(1,396.93)
	Returned/Adjusted during the year	988.11			988.11
		(2,684.23)			(2,684.23)
	Balance as at 31st March, 2004	124.42			124.42
		(1,034.84)			(1,034.84)
	iii) Deposit				
	Balance as at 1st April,2003	1,163.25			1,163.25
	Given during the year	–			–
		(736.46)			(736.46)
	Returned during the year	10.16			10.16
		(210.05)			(210.05)
	Balance as at 31st March, 2004	1,153.09			1,153.09
		(1,163.25)			(1,163.25)
I)	**Sundry Creditors**				
	Balance as at 31st March, 2004	583.28			583.28
		(1,755.17)			(1,755.17)
J)	**Turnover**	4,439.86			4,439.86
		(1,369.38)			(1,369.38)
K)	**Sale of Investments**	107.54			107.54
		(179.40)			(179.40)
L)	**Other Income**				
	Dividend	70.79			70.79
		(132.82)			(132.82)
	Interest Received	399.85			399.85
		(434.93)			(434.93)
	Premium Accrued on Investments in Preference Shares	197.58			197.58
	Lease Rental Income	7.89			7.89
		(8.32)			(8.32)
	Miscellaneous Income	25.11			25.11
		(55.06)			(55.06)
M)	**Purchases**	623.75			623.75
		(171.24)			(171.24)

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Associates	Key Managerial Personnel	Others	Total
N)	**Purchases of Investments**	1.93			1.93
O)	**Expenditure**				
	Interest Paid	108.41 (4.00)			108.41 (4.00)
	Payments to and provisions for Directors		40.96 (35.37)		40.96 (35.37)
	Directors'Sitting Fees (Rs.NIL,Previous Year Rs.30000)				
	Electric Power,Fuel and Water	372.09 (409.86)			372.09 (409.86)
	Rent	91.17 (2.16)			91.17 (2.16)
	Lease Rentals	9.02 (15.42)			9.02 (15.42)
	Professional Fees	16.95 (22.60)			16.95 (22.60)
	Charter Hire Charges	12.57 (22.53)			12.57 (22.53)
	Insurance Premium	63.32 (38.65)			63.32 (38.65)
	Premium on Redemption	– (0.02)			– (0.02)
	Assignment of Liability	147.03 (404.53)			147.03 (404.53)
	Tank Farm Charges	5.55 (6.30)			5.55 (6.30)
	Hire Charges	29.87 (22.54)			29.87 (22.54)
	Donations			16.51 (31.55)	16.51 (31.55)
	Warehousing and Distribution Charges	657.10 (753.43)			657.10 (753.43)
	Product Handling charges	78.94			78.94
	Wholesale Traffic Charges	173.70			173.70
	Investments written off	– (0.45)			– (0.45)
	Others	43.03 (18.09)			43.03 (18.09)
P)	**Guarantees Issued**				
	Financial Guarantees	243.33 (455.26)			243.33 (455.26)
	Performance Guarantees	1,236.82 (5,102.77)			1,236.82 (5,102.77)

Note: Figures in brackets represents previous year's amounts.

Consolidated Cash Flow Statement Annexed to the Balance Sheet for the period April 2003-March 2004

		2003-04		(Rs. in crore) 2002-03
A: CASH FLOW FROM OPERATING ACTIVITIES:				
Net Profit before tax as per Profit and Loss Account		**6,310.07**		4,873.38
Adjusted for:				
Share in Income of Associates	**(58.08)**		(79.81)	
Net Prior Year Adjustments	**2.18**		(3.73)	
Miscellaneous Expenditure written off	**47.15**		15.72	
Provision for Doubtful Debts	–		5.22	
Provision for Diminution in value of Investments	–		0.60	
(Profit) / Loss on Sale of Discarded Assets	**12.60**		21.02	
Depreciation	**3,335.18**		3,453.17	
Transferred from General Reserve	**(84.37)**		(615.70)	
Effect of Exchange Rate Change	**14.96**		(34.10)	
Profit on Sale of Investments	**(107.22)**		(36.32)	
Dividend Income	**(4.54)**		(132.95)	
Interest / Other Income	**(858.52)**		(519.94)	
Interest Expenses	**1,439.67**		1,558.48	
		3,739.01		3,631.66
Operating Profit before Working Capital Changes		**10,049.08**		8,505.04
Adjusted for:				
Trade and Other Receivables	**(418.41)**		(2,221.41)	
Inventories	**279.19**		(2,536.34)	
Trade Payables	**2,065.67**		2,996.14	
		1,926.45		(1,761.61)
Cash Generated from Operations		**11,975.53**		6,743.43
Net Prior Year Adjustments		**(2.18)**		3.73
Taxes Paid		**(305.06)**		(149.15)
Net Cash from Operating Activities		**11,668.29**		6,598.01
B: CASH FLOW FROM INVESTING ACTIVITIES:				
Purchase of Fixed Assets		**(4,360.38)**		(3,757.06)
Sale of Fixed Assets		**8.84**		27.20
Purchase of Investments		**(37,462.84)**		(29,607.12)
Sale of Investments		**30,133.33**		26,349.95
Movement in Loans		**615.72**		(524.74)
Interest Income		**559.83**		389.67
Dividend Income		**4.54**		132.95
Net Cash Used in Investing Activities		**(10,500.96)**		(6,989.15)

Consolidated Cash Flow Statement Annexed to the Balance Sheet for the period April 2003-March 2004

	2003-04	(Rs. in crore) 2002-03
C: CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from Issue of Share Capital (Net)	**0.26**	401.74
Redemption of Preference Share Capital	–	(400.00)
Proceeds from Long Term Borrowings	**1,910.49**	8,172.56
Repayment of Long Term Borrowings	**(4,749.08)**	(7,656.76)
Short Term Loans	**3,945.36**	579.31
Dividends Paid	**(731.51)**	(622.72)
Interest Paid	**(1,422.09)**	(1,696.43)
Net Cash Used in Financing Activities	**(1,046.57)**	(1,222.30)
Net Increase / (Decrease) in Cash and Cash Equivalents	**120.76**	(1,613.44)
Opening Balance of Cash and Cash Equivalents	**150.12**	1,763.56
Closing Balance of Cash and Cash Equivalents	**270.88**	150.12

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 29th April, 2004

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
A. D. Ambani - Vice-Chairman & Managing Director
N. R. Meswani, **H. S. Kohli** } Executive Directors
R. H. Ambani, **M. L. Bhakta**, **T. R. U. Pai**, **Y. P. Trivedi**, **Dr. D. V. Kapur**, **M. P. Modi**, **S. Venkitaramanan** } Directors
V. M. Ambani - Company Secretary

Reconciliation of Net Profit determined under Indian GAAP to Consolidated Net Income in accordance with US GAAP

The following reconciliation between Net Profit determined under generally accepted accounting principles in India ("Indian GAAP") to Consolidated Net Income in accordance with accounting principles generally accepted in the United States of America ("US GAAP") has been provided as additional disclosure on a voluntary basis to assist readers who may be unfamiliar with Indian GAAP which is the primary reporting basis.

Reconciliation of Profit determined under Indian GAAP with Net Income according to US GAAP.

Year ended 31st March, 2004	Notes	Rs. (crore)	US $ (Millions)
Net Profit determined under Indian GAAP		**5,160**	**1,180**
Adjustments for Consolidation		9	2
Consolidated Net Profit after tax determined under Indian GAAP		**5,169**	**1,182**
Adjustments to conform with US GAAP			
Affiliates and Subsidiaries	1	(163)	(37)
Indirect Preoperative Expenses	2	(26)	(6)
Foreign Currency and Hedging	3	13	3
Depreciation	4	160	37
Deferred Income Tax	5	(60)	(14)
Employee Benefits	6	67	15
Loss on early extinguishment of debt	7	(148)	(34)
Other		(6)	(1)
Consolidated net income in accordance with US GAAP		**5,006**	**1,145**

43.718 Rs. = 1 US $ (Exchange rate as on 31.03.2004)

Notes to Reconciliation of Net profit determined under Indian GAAP with Consolidated Net Income according to US GAAP.

The following notes show the difference between Indian and US GAAP and necessary adjustments to arrive at consolidated net income under the US GAAP.

1. **Share in income of Affiliates and Subsidiaries**

   Under Indian GAAP and US GAAP, the Company's consolidated financial statements include its share of earnings of affiliates and subsidiaries which is consistent with US GAAP. However, the net income under US GAAP includes the earnings of subsidiaries and affiliates determined in accordance with US GAAP.

2. **Indirect Preoperative Expenses**

   Under Indian GAAP, certain indirect expenses incurred during construction are capitalized. Under US GAAP, such indirect costs are expensed as incurred.

3. **Foreign Currency and Hedging**

   Under Indian GAAP, foreign exchange difference relating to acquisition of fixed assets is adjusted to the carrying cost of such assets. Other foreign exchange differences are recognized in the profit and loss account. Under US GAAP, all gains or losses arising out of foreign exchange differences are required to be included in the determination of net income.

   The Company also enters into derivative contracts to manage its exposures to fluctuations in interest rates, foreign currencies and commodity prices. Substantially all such contracts are regulated by agencies of the Government and may be entered into only for the purposes of hedging. In order to comply with regulations, the Company maintains extensive documentation to demonstrate that each such contract qualifies for, and is effective as, a hedge of cash flows or foreign currency exposures.

   Under Indian GAAP, the gain or loss on such derivative contracts are generally recognised when the underlying hedge transaction settles, or upon earlier termination of the hedge.

   Under US GAAP, the accounting for hedge contracts depends upon the nature of the hedge. For a derivative designated as hedging an exposure to variable cash flow of a forecasted transaction, the effective portion of the derivative's gain or loss is recognised in income when the forecasted transaction affects earnings, or upon earlier termination of the hedge.

4. **Depreciation**

Under Indian GAAP, indirect preoperative expenses incurred during construction are capitalized. Under US GAAP, such indirect costs must be expensed as incurred. Depreciation has been adjusted to take account of the US GAAP adjustments to fixed assets for indirect preoperative expenses and foreign currencies.

5. **Deferred Income Tax**

The provision for taxation under Indian GAAP consists of the estimated tax currently payable and deferred income taxes for timing differences between accounting income and taxable income at the substantively enacted income tax rates.

US GAAP requires that a provision for such deferred income taxes be made for the future tax effects of temporary differences between book and tax basis of assets at the enacted tax rates.

Accordingly, the reconciliation provides for an adjustment to reflect the differences due to tax rates and the tax effect of US GAAP adjustments.

6. **Employee benefits**

Under Indian GAAP, provision for leave encashment is accounted for on actuarial valuation basis. Compensation to employees who have opted for voluntary retirement scheme of the Company was being amortized over 60 months. On account of prudence, with effect from 1 April, 2003, as originally recommended by Accounting Standard 26 on "Intangible Assets" issued by the Institute of Chartered Accountants of India, expenditure on employee separation scheme and any *unamortized amounts have been charged to the Profit and Loss Account.*

Under US GAAP, provision for leave encashment is accounted on actual basis. Compensation towards voluntary retirement scheme is charged in the year in which the employees accept the offer.

7. **Loss on extinguishment of debt**

Under Indian GAAP, debt extinguishment premiums are adjusted against Securities Premium Account.

Under US GAAP, premiums for early extinguishment of debt are expensed as incurred.

As per our report of even date
For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner

For and on behalf of the Board

A.D. Ambani Vice-Chairman & Managing Director
N.R. Meswani Executive Director

Mumbai
Dated: 29th April, 2004

International Accountants' Report

To the Board of Directors of
RELIANCE INDUSTRIES LIMITED

We have audited the Balance Sheet of Reliance Industries Limited as of 31st March, 2004 and the Profit and Loss account for the year then ended and have issued our report thereon dated 29th April, 2004. Our audit also included the accompanying Reconciliation of Net Profit under Indian GAAP to Consolidated Net Income in accordance with US GAAP ("the Reconciliation").

The Reconciliation is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such Reconciliation, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner
(Membership No. 15291)

Mumbai
Dated: 29th April, 2004

CIRCULAR TO SHAREHOLDERS

Dear Shareholders,

Dematerialisation of Securities

We are happy to inform you that over 92% of the equity share capital of our Company is held in dematerialised form. We request those investors still holding shares in physical form to convert their shares in dematerialised form.

Why dematerialise shares?

1. **Compulsory Demat**

   As you may be aware, trading in the shares of Reliance Industries Limited is under compulsory demat segment.

2. **Elimination of Odd lot**

   The concept of an "Odd Lot" in respect of dematerialized shares stands abolished i.e. in the DEMAT MODE market lot becomes ONE share.

3. **Demat – Most Preferred**

   Dematerialised securities are most preferred by the Banks and other financiers for providing credit facility against securities. Generally, demat securities attract lower margin and lower interest rate compared to physical securities. Registered Brokers at the Stock Exchange prefer demated Stock for dealing.

4. **Safety**

   Securities in dematerialized form reduce all risk of loss of certificates. Under your specific instructions the same can be kept in "Frozen Mode" by your Depository Participant (DP).

How to dematerialise Shares?

Please follow the following procedure for dematerializing your shares:

- Open a Demat Account with any of the Depository Participants (DPs)
- Submit Demat request Form (DRF) duly signed by all the holders along with the share certificates only to the DPs.
- Obtain acknowledgment from the DP for having accepted the share certificates.
- Receive a confirmation statement of holding from your DP within 15 days from the lodgement of securities with DPs.

PLEASE DO NOT SEND THE SHARE CERTIFICATES/DOCUMENTS TO THE COMPANY OR OUR REGISTRAR & TRANSFER AGENT, M/s KARVY COMPUTERSHARE PRIVATE LIMITED

In case you need any additional information on this matter please feel free to contact our special advisory cell.

Demat Advisory Cell
Karvy Computershare Private Limited
46, Avenue 4, Street No.1, Banjara Hills,
Hyderabad 500034, India
Telephone Nos: +91-40-23320666 / 23320711 / 23323031 / 23323037
e-mail: rilinvestor@karvy.com

In case you have already dematerialised your holdings kindly ignore this communication.

Nomination facility

Section 109A of the Companies Act, 1956 provides inter alia, the facility of nomination to share/debenture holders. This facility is mainly useful for all holders holding the shares/ debentures in single name. In case where the securities are held in joint names, the nomination will be effective only in the event of the death of all the holders.

Investors are advised to avail of this facility, especially investors holding securities in single name, to avoid the process of transmission by law.

Investors holding shares in **physical form** may send nomination form provided in this Annual Report or which may also be downloaded from the Company's website (www.ril.com under the section "Investor Relations") to the Registrar and Transfer Agent of the Company at Hyderabad. However, if the share are held in dematerialized form, the nomination has to be conveyed to your Depository Participant directly, as per the format prescribed by them.

Payment of dividend through Electronic Clearing Service

The Reserve Bank of India's Electronic Clearance Service (ECS)provides you an option to collect your dividend/interest directly through your bank accounts rather than receiving them through post. Under this option, your bank account would be directly credited and an advice thereof would be issued by us after the transaction is effected. Your bank branch will credit your account and indicate the credit entry as "ECS" in your pass book/statement of account. Presently, only individual transactions upto Rs.1,00,000 are covered under the scheme. If you maintain more than one bank account, payment can be received at any one of your accounts. You do not have to open a new bank account for the purpose. The highlights of this service are:

a. Instant credit to the bank account of the investor through electronic clearing at no extra cost.

b. Exposure to delays in postal service avoided.

c. As there can be no loss in transit of the instruments, issue of duplicate instrument is avoided;

d. Prompt credit of dividend/interest is assured.

e. No chance of fraudulent encashment of instrument.

The new method will enable you to receive the dividend/interest quickly and safely and will minimize the loss of warrants sent through post or fraudulent encashment of the same.

If you would like to avail of this method of payment, you are requested to fill up the Mandate Form provided in this Annual Report and mail to the Company's registrar and transfer agents - M/s Karvy Computershare Private Limited, Unit: U-31, 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad 500034. The information provided by you will be kept confidential and would be utilized only for the purpose of effecting the payments meant for you.

This would be additional mode of payment. You would have the right to withdraw from this mode of payment by giving an advance notice of six weeks. If you have furnished the bank account number and name of the bank and its branch for printing those details on the dividend/interest warrant in response to our previous circular, you may still avail this method of payment in substitution of your earlier instructions.

It may be noted that this facility is presently made available to the investors residing at fifteen centers, viz., **Mumbai, New Delhi, Kolkata, Chennai, Ahmedabad, Bangalore, Hyderabad, Pune, Kanpur, Nagpur, Jaipur, Chandigarh, Bhubaneswar, Guwahati and Thiruvananthapuram**. As per Reserve Bank of India (RBI), this service will shortly be extended to some more centers. Information from the investors residing in other areas will be used as and when RBI issues necessary directions to this effect.

Investors holding shares in **physical form** may send there ECS Mandate Form provided in this Annual Report or which may also be downloaded from the Company's website (www.ril.com under the section "Investor Relations") to the Registrar and Transfer Agent of the Company at Hyderabad. However, if the share are held in dematerialized form, the ECS mandate has to be conveyed to your Depository Participant directly, as per the format prescribed by them.

Nomination Form

[To be filled in by individual(s)]

To, **Reliance Industries Limited** **C/o. Karvy Computershare Private Ltd.** **46, Avenue 4, Street No.1** **Banjara Hills** **Hyderabad 500 034**	From **Name of shareholder and address** Folio No. No. of Shares

I am/we are holder(s) of Shares of the Company as mentioned above: I/We nominate the following person in whom all rights of transfer and/or amount payable in respect of Equity Shares shall vest in the event of my/our death.

Nominee's name							**Age**	
To be furnished in case the nominee is a minor					Date of Birth			
Guardian's Name & Address*								
Occupation of Nominee Tick ( )	1. Service		2 Business		3 Student		4 Household	
	5 Professional		6 Farmer		7 Others			
Nominee's Address								
						Pin Code		
Telephone No.						Fax No.		
Email Address						STD Code		
Specimen signature of Nominee / Guardian (in case nominee is minor)								

* To be filled in case nominee is a minor

Kindly take the aforesaid details on record.

Thanking you,

Yours faithfully,

Date................................

Name and address of equity shareholder {as appearing on the Certificate(s)}		Signature (as per specimen with Company)
Sole/1st holder (address)		
2nd holder		
3rd holder		
4th holder		

Witness (two)		
	Name and Address of Witness	Signature & Date
1.		
2.		

INSTRUCTIONS :

1. Please read the instructions given below very carefully and follow the same to the letter. If the form is not filled as per instructions, the same will be rejected.

2. The nomination can be made by individuals only. Non individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, holder of power of attorney cannot nominate. If the Shares are held jointly all joint holders shall sign (as per the specimen registered with the Company) the nomination form.

3. A minor can be nominated by a holder of Shares and in that event the name and address of the Guardian shall be given by the holder.

4. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family, or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.

5. Transfer of Shares in favour of a nominee shall be a valid discharge by a Company against the legal heir(s).

6. Only one person can be nominated for a given folio.

7. Details of all holders in a folio need to be filled; else the request will be rejected.

8. The nomination will be registered only when it is complete in all respects including the signature of (a) all registered holders (as per specimen lodged with the Company) and (b) the nominee.

9. Whenever the Shares in the given folio are entirely transferred or dematerialised, then this nomination will stand rescinded.

10. Upon receipt of a duly executed nomination form, the Registrars & Transfer Agent of the Company will register the form and allot a registration number. The registration number and folio no. should be quoted by the nominee in all future correspondence.

11. The nomination can be varied or cancelled by executing fresh nomination form.

12. The Company will not entertain any claims other than those of a registered nominee, unless so directed by a Court.

13. The intimation regarding nomination / nomination form shall be filed in duplicate with the Registrars & Transfer Agents of the Company who will return one copy thereof to the Shareholders.

14. For shares held in dematerialised mode nomination is required to be filed with the Depository Participant in their prescribed form.

FOR OFFICE USE ONLY
Nomination Registration Number
Date of Registration
Checked by (Name and Signature)

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Reliance Industries Limited
C/o. Karvy Computershare Private Limited
46, Avenue 4, Street No. 1, Banjara Hills
Hyderabad 500 034

Dear Sirs,

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND/INTEREST.

Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY. Please ☑ wherever is applicable.

For shares held in physical form

Master Folio No.								

FOR OFFICE USE ONLY

ECS Ref.No. ____________

For shares held in electronic form

DP. Id								
Client Id								

Name of First holder	
Bank name	
Branch name	
Branch code	☐☐☐☐☐☐☐☐☐ **(9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch name and code number.**

Account type → Savings ☐ Current ☐ Cash Credit ☐

A/c. No. (as appearing in the cheque book) → ☐☐☐☐☐☐

Effective date of this mandate → ☐☐☐☐☐☐

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Karvy Computershare Private Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/ Reliance Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number.

Dated : ________________

(Signature of First holder)

Note : On dematerialisation of existing physical shares, for which you have availed ECS facility, the above form needs to be re-submitted.

List of Investor Service Centres of Karvy Computershare Private Limited

City name	STD Code	Phone-Office	Fax Nos.
Agra	0562	2526660 to 63	2526663
Ahmedabad	079	26420422/26400527/28	26565551
Aligarh	0571	2509106 to 08	2429272
Allahabad	0532	2561073 to 74	2561073
Anantapur	08554	249601/249607/249608	—
Ankleswar	02646	243291/243292/243392/ 243955	—
Aurangabad	0240	2363517/23/24/30	—
Bangalore	080	26621184/26621192	6621169
Bareilly	0581	2476797, 2476809	2476797
Belgaum	0831	2402544/722/880	2402933
Bellary	0839	254531/32/33/34/35	—
Bharuch	02642	242082/242394/241546	—
Bhavnagar	0278	2525005/06/08/09	—
Bhimavaram	08816	231766/67/68/69	—
Bhopal	0755	2559332/2559337/ 2574731/569/589/2729762	—
Bhubaneshwar	0674	2539287,2539387,2532103, 2532804	—
Calicut	0495	2760882,2760884	—
Chandigarh	0172	5071726,5071727, 5071728,5079702	—
Chennai	044	28153445 28153658/28153181	28153181
Chilakaluripet	08647	257501	257502
Coimbatore	0422	2237501-502/2237503-505/ 2237506/2237507	—
Cuttack	0671	2335187/88	—
Dehradun	0135	2713351, 2714046, 2714047	2714047
Dindigul	0451	2436077/177	—
Durgapur	0343	2586375 to 77	—
Eluru	08812	227851/52/54	—
Erode	0424	2225601/03/15/16/17/24	—
Ghaziabad	0120	2701886,2701891,2700594	—
Gobichettipalayam	0425	2226275,2226276	—
Gorakhpur	0551	2333825,2333814	2346519
Guntur	0863	2326684/2326686	2326687
Haldia	03224	312381/276755 to 57	—
Hubli	0836	2353961/62/63/73	—
Hyderabad	040	23320666 / 23323037	23323058
Indore	0731	2431250/42/54,2269891 to 93	2269894
Jaipur	0141	2375099,2363321,2375039	2364660
Jamnagar	0288	2557862 TO 65	2553106
Jamshedpur	0657	2487020,2487045,2487048	—
Junagadh	0285	2624154/2624140/2624125	—
Kakinada	0884	2387382/2387383	2387381
Kanpur	0512	2330127,2331445,3092333	2558334
Karaikudi	04565	437192 to 93	—
Karur	04324	241892/241893/241894	241891
Kochi	0484	2310884,2322152	2323104
Kolkata	033	24644891/7231/24634788/89/ 5432,24652175 to 78	24644866, 24634787
Lucknow	0522	2236820 to 26	2236826
Madurai	0452	2350855,2350852 to 854	2350856
Mangalore	0824	2492302/2496332/2496352	—
Mattancherry	0484	2223243	—
Mumbai (Nariman Point)	022	30325645, 624	22855731
Mumbai (Andheri)	022	26730799/843/311/867/ 153/292	26730152
Mysore	0821	2524292/2524293/2441520/ 2441524/2438003 - 06	2524294
Nadiad	0268	2563210/2563245/2563248	—
Nasik	0253	2577811,5602542,5602543, 5602544	—
Nellore	0861	2349935/2349936/2349937	2349939
New Delhi	011	23324401/23353835/981	23324621
Palghat	0491	2547143	—
Panjim	0832	2426870 TO 74	—
Patna	0612	2321354/55/56/57	—
Pondicherry	0413	2220636, 2220640, 2220633, 2220644	2220659
Proddatur	08564	250822/250823/250824	—
Pune	020	4048790/91/92	25456842
Rajahmundry	0883	2434468/2434469	2434471
Rajkot	0281	2239403/2239404/2239338/ 2294316	—
Ranchi	0651	2330386, 2330394, 2330320	—
Renukoot	05446	253179	253179
Rourkela	0661	2510771, 2510772	—
Salem	0427	2335700/2335705/ 2335701 - 704	2335705
Shimoga	0818	2228795/96/97/2227485/ 2226747	2226747
Surat	0261	2357356/2351976/2369928	2368693
Thanjavur	04362	279407, 279408	—
Theni	04546	261285, 261108	—
Tirupati	0877	2252756	—
Tirupur	0421	2205865, 5330158	—
Trichur	0487	2322483, 2322484	—
Trichy	0431	2791322, 2798200, 2793799, 2793800, 2791000	2794132
Trivandrum	0471	2725987, 2725989 to 991	2725987
Tumkur	0816	2261891/2/3/4	—
Udupi	0825	2530962/63/64/65	—
Vadodara	0265	2225325/2225389	2363207
Vallabh Vidhyanagar	02692	239407/239420/239450	—
Varanasi	0542	2225365, 2223814	2223814
Vijayawada	0866	2495200/400/500/600/ 700/800	2495300
Vishakapatnam	0891	2752915-18	2752915-18
Vishakapatnam - Gajuwaka	0891	2511685, 2511686	—

ATTENDANCE SLIP

Reliance Industries Limited

Registered Office: 3rd floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional Slip at the venue of the meeting.

DP. Id*	
Client Id*	

Master Folio No.	

NAME AND ADDRESS OF THE SHAREHOLDER

No. of Share(s) held:

I hereby record my presence at the **30TH ANNUAL GENERAL MEETING** of the Company held on Thursday, the 24th June, 2004 at 11.00 a.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai 400 020.

Signature of the shareholder or proxy

*Applicable for investors holding shares in electronic form.

.... TEAR HERE ....

PROXY FORM

Reliance Industries Limited

Registered Office: 3rd floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

DP. Id*	
Client Id*	

Master Folio No.	

I/We .... of

.... being a member/members of Reliance Industries Limited hereby appoint ....

of .... or failing him

.... of ....

as my/our proxy to vote for me/us and on my/our behalf at the **30TH ANNUAL GENERAL MEETING** to be held on Thursday, the 24th June, 2004 at 11.00 a.m. or at any adjournment thereof.

Signed this .... day of .... 2004.

Affix a 15 paise revenue stamp

* Applicable for investors holding shares in electronic form.

NOTE: (1) The proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

(2) Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.

Book Post

To,

If undelivered please return to:

Karvy Computershare Private Limited
46, Avenue 4, Street No. 1
Banjara Hills
Hyderabad 500 034
India
Tel. Nos.: +91-40-23320666/23320711/23323037
Fax No.: +91-40-23323058
E-mail: rilinvestor@karvy.com

Reliance
Growth is Life
www.ril.com

Printed at **Colorama** *Printers Pvt. Ltd., Hyd*, Phone: 23730328.